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07024314

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 5 2007
THOMSON FINANCIAL

FILE NO. 82- 04962 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 6/11/07

GENTING BERHAD
(7916-A)




annual report **2006**




CONTENTS

GENTING BERHAD



GENTING GROUP

We are a leading multinational corporation committed to enhancing shareholder value and maintaining long-term sustainable growth in our core businesses.

Our Mission

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to our shareholders.

4. Pursue personnel policies which recognise and reward performance and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

bringing you our **expertise** in...

leisure & hospitality • cruising • power • plantation • property • oil & gas



Genting Highlands Resort
One of the world's leading integrated resort destinations



Resorts World at Sentosa
World-class integrated family resort in Singapore



Stanley Casinos
Largest casino operator in the United Kingdom



Star Cruises
World's first global cruise line and Asia's leading cruise operator



Genting Power
A fast growing regional power player in Asia



Asiatic
One of Malaysia's lowest cost palm oil producers and a reliable property developer



Genting Oil & Gas
The only private Malaysian oil and gas exploration and production company

Genting Premier Brands

GENTING GROUP

RESORTS WORLD BHD

GENTING
City of Entertainment

CLUB ELITE

MAXIMS

VIP

GENTING INTERNATIONAL P.L.C.

Genting International
RESORTS & CASINOS

CROCKFORDS

MAXIMS

THE PALM BEACH

ASIATIC DEVELOPMENT BERHAD

Genting Oil & Gas Limited

Genting Power Holdings Limited

STAR CRUISES
The Leading Cruise Line in Asia Pacific

NCL
NORWEGIAN CRUISE LINE
FREESTYLE CRUISING


Corporate Profile
GENTING GROUP

The Genting Group is Malaysia's leading multinational corporation and one of Asia's best-managed companies. The Group has over 40,000 employees globally, 11,000 acres of prime resort land and more than 200,000 hectares of plantation land.

The Genting Group (www.genting.com) is the collective name for Genting Berhad and its subsidiaries and associates that comprises five listed entities with a combined market capitalisation of over US$21 billion.

The Group via Genting International P.L.C. (www.gentinginternational.com) is a leading resort development specialist with over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and the United Kingdom ("UK").

Genting International has 46 casino properties in the UK under the brands of the Stanley Leisure group. In Singapore, it is developing Resorts World at Sentosa, an integrated leisure and entertainment resort on Sentosa Island.

The Genting Group was founded in 1965 by Tan Sri Lim Goh Tong with the development of a beautiful highlands resort, named Genting Highlands Resort (www.genting.com.my). Located about 58 kilometres from Kuala Lumpur in Malaysia, it is now one of the world's leading integrated entertainment resorts, attracting 18.5 million visitors in 2006.

Under the leadership of Tan Sri Lim Kok Thay, the Genting Group continues to grow from strength to strength. His commitment to excellence, innovation and growth has resulted in the birth of premier global brand names.

Genting Highlands Resort was voted the World's Leading Casino Resort 2005 and Asia's Leading Casino Resort 2005 & 2006 by World Travel Awards.

The resort offers 6 hotels with 10,000 rooms, 60 fun rides, 170 dining and shopping outlets, mega shows, international business convention facilities and endless entertainment – all in one location.

At 2,000 metres (6,000 feet) above sea level, it enjoys fresh cool climate all year round and splendid views of its natural surrounding highlands.

One of its hotels, First World Hotel is the world's largest hotel with 6,118 rooms (officially acknowledged by Guinness World Records and Ripley's Believe It Or Not).

Genting Highlands Resort is owned and operated by Resorts World Bhd (www.resortsworld.com). In addition, Resorts World owns and manages the Awana chain of hotel resorts in Malaysia (www.awana.com.my), comprising Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

Star Cruises Limited (www.starcruises.com) is the world's third largest cruise operator and Asia-Pacific's leading cruise line. It has a combined fleet of 21 ships in service with three new ships due to be delivered by 2010. Star Cruises began its operations in 1993 in Singapore and has since expanded its presence globally – operating under internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries.

The Group is also involved in power generation where Genting Power is a considerable force in the industry with interests in seven power plants operating in China, India and Malaysia with a net attributable capacity of close to 1,500 MW. Its 720MW gas-fired combined cycle Kuala Langat power plant is one of the most efficient power plants in Malaysia. The 724MW coal-fired Meizhou Wan power plant in Fujian, China is the Group's first 100%-owned power generation asset.

The Plantation division, under Asiatic Development Bhd (www.asiatic.com.my), one of the lowest cost palm oil producers in Malaysia. Asiatic has established itself as a reputable and reliable crude palm oil producer. It has some property development projects in the states of Johor, Kedah and Melaka and has a joint venture to develop and convert 98,300 hectares of land into oil palm plantation in Indonesia over a 10-year period.

The Oil & Gas division via Genting Oil & Gas Limited (www.gentingoil.com) is the only private Malaysian oil and gas exploration and production company. This division operates the Zhuangxi Buried Hill Oilfield in Shandong Province, China and recently discovered commercial quantities of oil in Indonesia. It is actively exploring new oil and gas related opportunities in the region.

The Genting Group will continue to grow from strength to strength as a leading Asian multinational corporation.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Thirty-Ninth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 June 2007 at 4.15 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2006 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM736,850 for the financial year ended 31 December 2006 (2005: RM595,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Resolution 4)**
   (ii) Mr Quah Chek Tin **(Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 6)**

   "That Tan Sri Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad ("Bursa Malaysia") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained earnings and share premium of the Company to purchase such amount of ordinary shares of RM0.10 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 369,651,000 ordinary shares of RM0.10 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 24 April 2007. Based on the audited financial statements for the financial year ended 31 December 2006, the Company's retained earnings and share premium accounts were RM4,041.5 million and RM1,125.5 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 10)**

9. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
30 May 2007

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained earnings and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 30 May 2007 which is despatched together with the Company's 2006 Annual Report.

Statement Accompanying Notice of Annual General Meeting

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(1) The following are the Directors standing for re-election at the Thirty-Ninth Annual General Meeting of the Company:

(a) Pursuant to Article 99 of the Articles of Association of the Company

(i) Tan Sri Lim Kok Thay
(ii) Mr Quah Chek Tin

(b) Pursuant to Section 129 of the Companies Act, 1965

(i) Tan Sri Mohd Amin bin Osman
(ii) Tan Sri Gunn Chit Tuan

(2) Further details on the Directors standing for re-election at the Thirty-Ninth Annual General Meeting are set out on pages 12 to 13 of this Annual Report.

Group Corporate Structure

GENTING BERHAD
(7916-A)

and its Principal Subsidiaries
and Associates
as at 11 May 2007

LEISURE & HOSPITALITY DIVISION

51.4%	**RESORTS WORLD BHD***
51.4%	First World Hotels & Resorts Sdn Bhd^
53.1%	**GENTING INTERNATIONAL P.L.C.****
39.8%	Resorts World at Sentosa Pte Ltd##
53.1%	Stanley Leisure plc##
53.1%	E-Genting Holdings Sdn Bhd##
53.1%	Genting WorldCard Services Sdn Bhd##
17.7%	**STAR CRUISES LIMITED***^^**
25.3%	**LANDMARKS BERHAD***

PLANTATION DIVISION

55.0%	**ASIATIC DEVELOPMENT BERHAD***
55.0%	Asiatic Tanjung Bahagia Sdn Bhd#
55.0%	Asiatic SDC Sdn Bhd#
55.0%	Asiatic Oil Mills (WM) Sdn Bhd#
55.0%	Asiatic Plantations (WM) Sdn Bhd#

PROPERTY DIVISION

55.0%	Asiatic Land Development Sdn Bhd#
100%	Oakwood Sdn Bhd
51.4%	Gentinggi Sdn Bhd^
51.4%	Kijal Resort Sdn Bhd^
55.0%	Setiamas Sdn Bhd#

POWER DIVISION

100%	Genting Power Holdings Limited
58.6%	Genting Sanyen Power Sdn Bhd
100%	Genting Power China Limited
30%	Lanco Kondapalli Power Pvt Ltd
36.3%	Aban Power Company Ltd

OIL & GAS DIVISION

95%	Genting Oil & Gas Limited
95%	Genting Oil & Gas (China) Limited
95%	Laila Limited

MANUFACTURING DIVISION

97.7%	Genting Industrial Holdings Limited
97.7%	Genting Sanyen Industrial Paper Sdn Bhd+
97.7%	Genting Sanyen Paperboard Sdn Bhd+

INVESTMENT HOLDING & MANAGEMENT SERVICES

100%	Genting Hotel & Resorts Management Sdn Bhd
100%	Awana Hotels & Resorts Management Sdn Bhd
100%	Genting Management and Consultancy Services Sdn Bhd
100%	Genting Overseas Holdings Ltd
51.4%	Resorts World Limited^
74%	Genting Lanco Power (India) Pvt Ltd

** Listed on Bursa Malaysia Securities Berhad.*
*** Listed on the Singapore Exchange Securities Trading Limited and 50.0%-owned by Genting Overseas Holdings Ltd and 5.9%-owned by Resorts World Limited.*
**** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore.*
^ Subsidiary of Resorts World Bhd.
^^ A 33.9%-owned associate of Resorts World Bhd.
 # Subsidiary of Asiatic Development Berhad.
Subsidiary of Genting International P.L.C.
+ Pending completion of disposal.

Corporate Diary

2006

22 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2005.

27 March
Announcement of the Proposed Acquisitions of the remaining 73.8% stake in Meizhou Wan Power Plant in China and a 100% stake in its project management company.

19 April
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2005.
(b) Thirty-Eighth Annual General Meeting.
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

19 May
Announcement of the Petroleum Agreement and Association Contract with the Office National des Hydrobures et des Mines, Morocco.

29 May
Announcement of the completion of the acquisitions of the Meizhou Wan Power Plant and its project management company in China.

30 May
Notice to shareholders of the Thirty-Eighth Annual General Meeting.

31 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2006.

21 June
Thirty-Eighth Annual General Meeting.

21 August
Announcement of the Acquisition of shares in Landmarks Berhad.

30 August
Announcement of the following:
(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2006.
(b) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2006.

25 September
Announcement of the successful drilling of Genting's Exploration Well (Anambas-IX) in West Natuna, Indonesia.

9 October
Announcement of the redesignation of Mr Quah Chek Tin as Non-Independent Non-Executive Director of the Company following his retirement as an Executive Director with effect from 8 October 2006, upon reaching his retirement age.

23 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2006.

27 November
Announcement of oil discovery in Indonesia.

12 December
Announcement of the Proposed Private Placement.

2007

15 January
Announcement of the Proposed Share Split involving the subdivision of each of the Company's existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each ("Proposed Share Split") and the Proposed Amendments to the Memorandum and Articles of Association of the Company ("Proposed Amendments to the M&A").

27 February
Notice to Shareholders of the Extraordinary General Meeting ("EGM") in relation to the Proposed Share Split and Proposed Amendments to the M&A.

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2006.

16 March
Announcement of the disposal by Genting Sanyen (Malaysia) Sdn Bhd, an indirect 97.7%-owned subsidiary of the Company of its paper and packaging businesses through the sale of the entire issued share capital of its subsidiaries which are involved in the paper and packaging businesses.

21 March
EGM in respect of the Proposed Share Split and Proposed Amendments to the M&A.

30 March
Announcement of the Entitlement Date for the Proposed Share Split.

16 April
Listing of and quotation for the ordinary shares of RM0.10 each in the Company on the Main Board of Bursa Malaysia Securities Berhad.

24 April
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2006.
(b) Thirty-Ninth Annual General Meeting.
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

DIVIDENDS

		Announcement	Entitlement Date	Payment
2005	Final - 19.0 sen less tax per ordinary share of 50 sen each	22 February 2006	5 July 2006	28 July 2006
2006	Interim - 12.0 sen less tax per ordinary share of 50 sen each	30 August 2006	6 October 2006	31 October 2006
2006	Proposed Final - 4.0 sen less tax per ordinary share of 10 sen each *(Adjusted for Share Split from 20.0 sen less tax per ordinary share of 50 sen each)*	28 February 2007	29 June 2007	24 July 2007*

** Upon approval of Shareholders at the Thirty-Ninth Annual General Meeting*

Corporate Information



TAN SRI LIM GOH TONG
Founder & Honorary Life Chairman

Board of Directors



TAN SRI LIM KOK THAY
Chairman, President & Chief Executive



TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman



TAN SRI MOHD AMIN BIN OSMAN
Executive Director



DR. R. THILLAINATHAN
Executive Director



MR QUAH CHEK TIN
Non-Independent Non-Executive Director



DATO' PADUKA NIK HASHIM BIN NIK YUSOFF
Independent Non-Executive Director



TAN SRI GUNN CHIT TUAN
Independent Non-Executive Director



TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Mohd Amin bin Osman
Executive Director

Dr. R. Thillainathan
Executive Director

Mr Chong Kin Leong
Executive Vice President - Finance

Mr Justin Leong Ming Loong
Head of Strategic Investments & Corporate Affairs

Mr Tan Wooi Meng
Executive Vice President - Group Secretariat and Legal

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Mr Quah Chek Tin
Member/ Non-Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (603) 2178 2288/2333 2288
Fax : (603) 2161 5304
E-mail : gbinfo@genting.com

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (603) 2178 2266/2333 2266
Fax : (603) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMPAGE

www.genting.com

Directors' Profile

Tan Sri Lim Kok Thay (Malaysian, aged 55), appointed on 17 August 1976, is the Chairman, President and Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He attended the advanced management programme of Harvard Business School, Harvard University in 1979. He is also the Chairman and Chief Executive of Resorts World Bhd ("Resorts World"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("Asiatic"), the Executive Chairman of Genting International P.L.C. ("Genting International") and the Chairman of Stanley Leisure plc.

In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 9,744,000 ordinary shares of 10 sen each in the Company, 1,660,000 ordinary shares of 10 sen each in Resorts World, 721,000 ordinary shares of 50 sen each in Asiatic and 20,000 ordinary shares USD0.10 each in Genting International; and has a share option to subscribe for 3,125,000 ordinary shares of 10 sen each in the Company, a share option to subscribe for 2,340,000 ordinary shares of 10 sen each in Resorts World, a share option to subscribe for 248,000 ordinary shares of 50 sen each in Asiatic and a share option to subscribe for 5,000,000 ordinary shares of USD0.10 each in Genting International.

Tan Sri Lim is a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR by virtue of being a beneficiary of discretionary trust which owns non-voting preference shares in KHR.

Tan Sri Lim is the Chairman and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry, there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 68), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board.

He is also the Deputy Chairman of Resorts World and the Chairman on the Board of public-listed General Corporation Berhad. He is a Director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmBank (M) Berhad. He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares of 10 sen each in the Company and 5,000 ordinary shares of 10 sen each in Resorts World; and has a share option to subscribe for 2,185,000 ordinary shares of 10 sen each in the Company and Resorts World respectively and a share option to subscribe for 1,000,000 ordinary shares of USD0.10 each in Genting International.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 79), appointed on 12 May 1986, was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic.

He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of the Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Board of Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 985,000 ordinary shares of 10 sen each in the Company, 610,000 ordinary shares of 10 sen each in Resorts World and 741,000 ordinary shares of 50 sen each in Asiatic; and has a share option to subscribe for 1,555,000 ordinary shares of 10 sen each in the Company, a share option to subscribe for 248,000 ordinary shares in Asiatic and a share option to subscribe for 1,000,000 ordinary shares of USD0.10 each in Genting International.

Dr. R. Thillainathan (Malaysian, aged 62), appointed on 15 January 2003, is an Executive Director. He was the Chief Operating Officer of the Company from 27 November 2002 to 9 September 2006. He holds a Class 1 Honours in Bachelor of Arts (Economics) Degree from the University of Malaya, obtained his Masters and PhD in Economics from the London School of Economics and Political Science and is a Fellow of the Institute of Bankers Malaysia. He has been with the Genting Group since 1989 and also holds directorships in other companies within the Group. He also sits on the Boards of Petronas Dagangan Berhad and Bursa Malaysia Berhad. Dr. R. Thillainathan has extensive years of experience in finance and banking. He is the immediate past President of Malaysian Economic Association.

Dr. R. Thillainathan has a share option to subscribe for 770,000 ordinary shares of 10 sen each in the Company and a share option to subscribe for 1,500,000 ordinary shares of USD0.10 each in Genting International.

Mr Quah Chek Tin (Malaysian, aged 55), appointed as an Executive Director on 12 April 1999, was redesignated as a Non-Independent Non-Executive Director, following his retirement on 8 October 2006. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science and is a Fellow of the Institute of Chartered Accountants in England and Wales.

In addition, he sits on the Boards of Resorts World, Asiatic and Paramount Corporation Berhad.

Mr Quah holds 5,000 ordinary shares of 10 sen each in the Company and Resorts World respectively and has a share option to subscribe for 1,555,000 ordinary shares of 10 sen each in the Company and a share option to subscribe for 1,500,000 ordinary shares of USD0.10 each in Genting International.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 69), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Malayan United Industries Berhad, UBG Enterprise Bhd, CMS Trust Management Berhad and Rashid Hussain Berhad.

Dato' Paduka Nik Hashim bin Nik Yusoff has a share option to subscribe for 1,000,000 ordinary shares of USD0.10 each in Genting International.

Tan Sri Gunn Chit Tuan (Malaysian, aged 78), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Master of Arts Degree, a Bachelor of Laws (Honours) Degree (redesignated as LLM in 1985) from University of Cambridge and is a Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by the University Putra Malaysia.

Tan Sri Gunn Chit Tuan holds 100,000 ordinary shares of 10 sen each in the Company and has a share option to subscribe for 1,000,000 ordinary shares of USD0.10 each in Genting International.

Tan Sri Dr. Lin See Yan (Malaysian, aged 67), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Dr. Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Dr. Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, the Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. He continues to serve the public interest, including being a Member of: National Economic Action Council (NEAC) Working Group; Prime Minister's Private Investment Advisory Panel and the National Steering Committee to Transform Higher Education; Economic Adviser, Associated Chinese Chambers of Commerce and Industry of Malaysia; Pro-Chancellor of Universiti Sains Malaysia; Trustee of Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; Governor of Asian Institute of Management, Manila and as Member of Asian Financial Regulatory Shadow Committee.

He is Chairman Emeritus, Council of the Graduate School Alumni Association at Harvard University and Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. Tan Sri Dr. Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Resorts World, Ancom Berhad, Fraser & Neave Holdings Berhad, Jobstreet Corporation Berhad, Kris Assets Holdings Berhad and Wah Seong Corporation Berhad.

Tan Sri Dr. Lin See Yan holds 250,000 ordinary shares of 10 sen each in Resorts World and has a share option to subscribe for 1,000,000 ordinary shares of USD0.10 each in Genting International.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 44 of this Annual Report.

Chairman's Statement



" We will continue to build and grow premier brands of excellence "

On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Genting Group of Companies ("Genting Group" or "Group") for the financial year ended 31 December 2006.

PERFORMANCE REVIEW

It has been a record year of performance as all business divisions posted higher revenues. Group revenue increased by 27% to a new high of RM6.9 billion (2005: RM5.5 billion).

The good revenue performance was mainly due to higher business volume generated by the Leisure and Hospitality Division, especially from Genting Highlands Resort. In addition, Stanley Leisure plc ("Stanley Leisure"), which effectively became an indirect subsidiary from 6 October 2006, contributed RM423.6 million.

The increase in revenue from the Power Division was mainly from the division's power plants in China. In addition, the Malaysian power plant posted higher revenues as no major maintenance works were undertaken in 2006, compared to the previous year in which all of its turbines underwent major inspection and maintenance.

The Plantation Division benefited from higher crude palm oil prices and an increase in the output of fresh fruit bunches. Higher progress billings from properties sold also benefited the Property Division Higher oil prices benefited the Oil & Gas Division while higher paper selling prices and volume sold benefited the Manufacturing Division.

The Group's profit before tax reached a record high of RM2.7 billion (2005: RM2.4 billion). All business divisions registered better profits, except for the Manufacturing Division, which incurred asset impairment losses and higher production costs.

A one-off gain of RM169.7 million was recorded, arising from the disposal of the entire stake of 29.6% in London Clubs International ("LCI") in 2006, by a subsidiary, Genting International P.L.C ("Genting International"). The share of results in jointly controlled entities and associates included a loss of RM210.8 million from Star Cruises Limited ("Star Cruises"), as compared to a share of profit of RM11.8 million in 2005.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2006 RM million	2005 RM million Restated	Change %
Revenue	**6,943.8**	5,454.1	27
Profit from operations	**3,124.6**	2,546.4	23
Profit before taxation	**2,749.8**	2,434.3	13
Profit after taxation	**2,242.5**	1,811.7	24
Net profit attributable to the equity holders of the Company	**1,504.2**	1,247.0	21
Shareholders' equity	**11,294.7**	9,029.2	25
Total assets	**28,209.4**	18,553.7	52
Basic earnings per share (sen)* #	**212.87**	176.95	20
Diluted earnings per share (sen)* #	**211.09**	176.05	20
Net dividend per share (sen) #	**23.24**	20.88	11
Dividend cover (times)* #	**8.9**	8.5	5
Net assets per share (RM) #	**15.29**	12.80	19
Return (after tax and minority interests) on average shareholders' equity (%)	**14.80**	14.76	0

** Computed based on profit after taxation and minority interests.*

 # Computed based on issued share capital prior to the share split exercise which was completed on 16 April 2007.

DIVIDENDS

We will maintain a reasonable balance between dividend payouts and the setting aside of funds for future investment and business growth.

PROFIT BEFORE TAXATION


RM million
3,000
2,500
2,000
1,500
1,000
500
1,525.4
1,548.4
1,773.5
2,434.3
2,749.8
2002
2003
2004
2005
2006

TOTAL ASSETS


RM million
30,000
25,000
20,000
15,000
10,000
5,000
11,445.8
14,207.4
16,596.5
18,553.7
28,209.4
2002
2003
2004
2005
2006

BASIC EARNINGS PER SHARE


Sen
250
200
150
100
50
107.41
101.34
131.76
176.95
212.87
2002
2003
2004
2005
2006

NET ASSETS PER SHARE


RM
16
14
12
10
8
6
4
2
9.12
10.00
11.17
12.80
15.29
2002
2003
2004
2005
2006

An interim dividend of 12.0 sen less tax per ordinary share of 50 sen each (2.4 sen less tax per ordinary share of 10 sen each) amounting to RM60.9 million, was paid on 31 October 2006.

The Board has recommended a final gross dividend of 4.0 sen less tax per ordinary share of 10 sen each for the approval of shareholders in the forthcoming Thirty-Ninth Annual General Meeting. Total gross dividend per ordinary share in 2006 would amount to 6.4 sen, reflecting a 10.3% increase over the previous year of 5.8 sen.

CORPORATE DEVELOPMENTS

During the year, we successfully expanded our presence in the UK, Singapore, Malaysia and China. Several capital raising exercises were undertaken to strengthen our balance sheet and position the Group for further growth.

Our subsidiary, Genting International expanded into the UK casino gaming market with the acquisition of ***Maxims Casino Club ("Maxims")***, one of a select and limited number of high-end casinos in London, in January 2005. Subsequently Genting International successfully acquired ***Stanley Leisure***, the UK's largest casino operator, for £613.2 million. Stanley Leisure became a subsidiary of Genting International on 6 October 2006.

Genting International now owns and operates 46 casinos in the UK, including four of London's most prestigious casinos – Crockfords, The Colony Club, The Palm Beach and Maxims.

On 22 March 2007, Stanley Leisure disposed its 50% interest in its international betting operation for a consideration of £1 million and a deferred share of profit for the next three years. The disposal of the international betting operation will enable Genting International to focus on its casino gaming operations in the UK.

On 20 October 2006, Genting International sold its entire 29.6% equity interest in LCI for a cash consideration of £89.6 million to Harrah's Entertainment Inc. On 3 February 2006, Genting International via a joint venture company acquired three Kensington-based properties in London for £109.4 million.

In Singapore, the Genting International - Star Cruises consortium (working in conjunction with some of the world's most famous leisure and entertainment brands including Universal Parks and Resorts) was awarded the contract to build an integrated resort by the Singapore Government on 8 December 2006. The S$5.2 billion integrated resort project named ***Resorts World at Sentosa*** will be developed on Sentosa Island, Singapore and is expected to commence operations by early 2010.

Genting International, which had a 75% stake in Resorts World at Sentosa, proposed to acquire the remaining 25% stake held by Star Cruises for S$255 million, subject to shareholders' approval on 28 May 2007. This will enable Genting International to have full control of Resorts World at Sentosa. On 16 April 2007, a groundbreaking ceremony was held to commemorate the start of construction.

The shares of Genting International were de-listed from the Euro MTF Market of the Luxembourg Stock Exchange with effect 22 March 2007. The shares will continue to be listed on the Main Board of the Singapore Stock Exchange.

In Malaysia, the Group acquired a 16.65% interest in Landmarks Berhad ("Landmarks") for RM160 million on 18 August 2006 and subsequently increased its stake to 25% during the rest of the year. Listed on the Main Board of Bursa Malaysia, Landmarks is involved in hotels, properties, power and healthcare activities. The stake in Landmarks forms part of the Group's portfolio of strategic investments in the leisure and hospitality industry.

On 16 March 2007, the Genting Group announced the divestment of its paper and packaging businesses held under Genting Sanyen (Malaysia) Sdn Bhd, for a total cash consideration of RM745 million to CVC Asia Pacific Ltd. The disposal will enable the Group to focus its resources on its core businesses.

Capital and Funding

On 21 September 2006, Resorts World Bhd ("Resorts World') issued RM1.1 billion of convertible notes to be used for working capital, investments and/or acquisitions relating to the Group's principal businesses in leisure, hospitality and gaming. As at 11 May 2007, RM517.4 million of the convertible notes had been converted into 202.9 million new ordinary shares of RM0.10 of Resorts World.

On 12 December 2006, 33 million new ordinary shares of RM0.50 each of Genting Berhad were issued and placed to investors, raising total proceeds of RM1.04 billion.

On 12 January 2007, Genting International issued S$425 million convertible bonds due in 2012. On 26 April 2007, a second issue of S$450 million convertible bonds due in 2012, was undertaken. The proceeds of the first issue were mainly used to finance the acquisition of the resort land on Sentosa. The proceeds of the second issue will be used to finance the acquisition of Star Cruises' 25% interest in Resorts World at Sentosa and the development of this integrated resort.

A share split exercise for Genting Berhad was completed and listed on 16 April 2007, resulting in the creation of five ordinary shares of RM0.10 par value each for every one ordinary share of RM0.50 held. This exercise should improve affordability and encourage more investors to invest in our shares.

BUSINESS DEVELOPMENTS

As one of the world's leading integrated leisure and entertainment destinations, **Genting Highlands Resort** ("Resort") was a key contributor to the nation's tourism growth in 2006. The Resort was voted as the *World's Leading Casino Resort (2005)*, *Asia's Leading Casino Resort (2005 and 2006)* and *Malaysia's Leading Resort (2006)* by World Travel Awards. In 2006, the Resort attracted 18.5 million visitors.

Throughout the year, the Resort mesmerised visitors with magnificent shows, star-studded concerts and world-class entertainment - providing fun and memorable moments for the entire family.

Among the shows held in 2006 was *"Mysteria"*, a popular daily resident show produced by the Group showcasing world-class international performers. International acclaimed artistes such as Connie Francis, Lobo, Tony Orlando, Smokie and canto-pop superstars from Hong Kong, Singapore and Taiwan performed at the Resort.

First World Hotel was officially acknowledged as the ***World's Largest Hotel*** by the Guinness World Records and Ripley's Believe It or Not in 2006. New facilities were introduced at First World Hotel such as the new First World Fitness Centre and innovative self-service check-in kiosks.

Maxims, the super luxury brand accommodation of the Resort continued to cater exclusively for our premium hotel guests. Two new premier brand products were launched. The new ***Club Elite*** was opened in December 2006. Offering 86 luxurious suites in Highlands Hotel, it is set to be another eminent place for our elite patrons who appreciate refined living and exclusivity. New restaurants for fine dining and a high-end buffet were introduced to complement the offerings of Club Elite. The newly refurbished ***VIP*** room provides a stylish and comfortable ambience for premier customers.

During the year, the existing rooms and hotel lobby of ***Resort Hotel*** were modernised to reflect a stylish and contemporary look.

The Bakery and ***Lobby Café*** were refurbished to offer a refreshing dining experience. ***Ming Ren***, the Group's lamb specialty restaurant was relocated to the walkway level of ***Highlands Hotel***.

Genting Theme Park continued to captivate visitors with 60 rides and attractions. New rides such as *Mini Train* at the First World Indoor Theme Park and *Pirate Ship* at the Outdoor Theme Park were introduced.

The Group has constantly improved the road infrastructure and upgraded our transportation vehicles to ensure safe, comfortable and convenient travel to and from the Resort. A new residential staff complex will be ready by July 2007 to cater to the increasing staff population at the Resort.

WorldCard, the Group's customer loyalty programme grew to over 2.2 million members in 2006. The *Awana* chain of hotel resorts was refurbished to improve its offerings to customers.

In the UK, since Stanley Leisure became a subsidiary of Genting International on 6 October 2006, we have continued to refurbish and upgrade its existing and new casinos. Five new gaming licences were granted in 2006, one for a brand new casino and four for relocations of existing casinos to significantly improved premises. Two new gaming licences have been granted since the beginning of 2007, of which one is for a relocation. Another five gaming licence applications have been submitted under the 1968 Gaming Act and are being processed.

Star Cruises, the record nine-time winner of the ***Best Cruise Operator in Asia-Pacific*** by TTG Asia added two new 93,500-tonne ships to its US operations in 2006, as part of its ongoing fleet renewal programme. The ***Pride of Hawaii*** is the third and final vessel to join the NCL America fleet in April and is the largest US-flagged passenger ship ever built. The ***Norwegian Pearl***, featuring the industry's first four-lane ten-pin bowling alley, joined the NCL fleet in November 2006.

The Asian fleet continued to offer a combination of regular and special cruises, providing new destination choices and cruise itineraries on ships like ***SuperStar Virgo*** and ***SuperStar Gemini***. NCL's ***Norwegian Wind*** will be renamed as ***SuperStar Aquarius*** and will join the Star Cruises brand fleet in June 2007. Plans are underway to build three new 150,000-gross tonne cruise ships (the third new ship is optional) under the NCL brand, for delivery between 2009 and 2011. The ships will represent a new generation of *Freestyle Cruising* vessels for NCL.

The **Power Division** acquired the remaining 73.8% interest in the 724MW Meizhou Wan power plant in China for US$155.3 million. The acquisition, completed on 26 May 2006, has enabled the Group to operate and manage its first 100%-owned power plant.

The **Plantation Division** recorded higher oil palm production in 2006, mainly from its oil palm estates in Sabah, East Malaysia. In 2006, the area planted with oil palm increased to 59,534 hectares (2005: 58,318 hectares). The Division commenced its joint venture project in Kalimantan, Indonesia with the establishment of the first pre-nursery and main nursery sites. Further planting of this land will continue over the next few years.

The **Property Division**'s flagship project, Asiatic Indahpura is a fast growing mixed residential and commercial township in Kulai, Johor. Strategically located in the Iskandar Development Region, Asiatic Indahpura is set to benefit from the potential growth and economic development of this area.

The **Oil & Gas Division**, via the onshore Zhuangxi Buried Hill Oilfield in China's Shandong Province, produced 209,250 tonnes (1.44 million barrels) of oil in 2006.

Two potentially significant exploration discoveries were made in 2006. In August, dry gas and gas condensate were discovered in the Anambas-1X exploration well in West Natuna, Indonesia. In November, the drilling and testing of two offshore Ande Ande Lumut exploration wells were completed, in which oil was discovered. Further evaluation of these discoveries will be undertaken to determine the reserve size and development potential.

In addition, the division acquired a new petroleum contract in offshore Morocco and began exploration activities in 2006.

As a caring and responsible corporation, the Group supports various charitable bodies, non-governmental organisations, educational institutions, health organisations, sports associations and other worthy causes in the country.

PROSPECTS

The Genting Group will continue to review and develop effective strategies for business expansion. The developments in the leisure, entertainment and gaming industries globally as well as in the power, plantation and oil & gas industries present potential opportunities for us to continue to grow. Barring any unforeseen circumstances, we should continue to perform well in 2007.

APPRECIATION

I would like to extend my appreciation to our distinguished members of the Board, who have provided valuable insights to the Group throughout the year.

Mr. Quah Chek Tin retired as the Executive Director and Chief Operating Officer of the Group with effect from 8 October 2006, upon reaching his retirement age. On behalf of the Board, I would like to extend our thanks and appreciation to him for his 27 years of dedicated service and contribution. Mr Quah will continue to contribute to the Group as a non-independent non-executive director of the Board.

To all of our stakeholders, including our shareholders, customers, business associates, regulatory bodies, various authorities and employees, thank you for your confidence in our Group. I look forward to your continued support as we forge ahead to grow and achieve greater success.

TAN SRI LIM KOK THAY
Chairman
11 May 2007

"Kami akan terus membina dan meningkatkan kecemerlangan dalam jenama ulung"

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah Diaudit bagi Kumpulan Syarikat-syarikat Genting ("Kumpulan Genting" atau "Kumpulan") untuk tahun kewangan berakhir 31 Disember 2006.

KAJIAN PRESTASI

Kumpulan telah mencatatkan rekod prestasi dalam tahun 2006 kerana kesemua bahagian telah mencatatkan perolehan-perolehan yang lebih tinggi. Perolehan Kumpulan telah meningkat sebanyak 27% untuk mencatat paras tertinggi yang baru iaitu RM6.9 bilion (2005: RM5.5 bilion).

Prestasi perolehan yang cemerlang didorong terutamanya oleh peningkatan jumlah perniagaan dalam Bahagian Peranginan dan Keraian, terutamanya daripada Genting Highlands Resort. Di samping itu, Stanley Leisure plc ("Stanley Leisure") yang menjadi syarikat subsidiari tidak langsung dengan rasminya pada 6 Oktober 2006, telah menyumbangkan sebanyak RM423.6 juta.

Perolehan Bahagian Janakuasa yang lebih tinggi disumbangkan terutamanya oleh loji-loji janakuasa di China. Di samping itu, loji janakuasa di Malaysia telah mencatatkan perolehan yang lebih tinggi kerana tiada kerja-kerja penyelenggaraan utama dijalankan dalam tahun 2006, berbanding dengan tahun lepas, di mana kesemua turbin-turbin gas telah menjalani pemeriksaan dan penyelenggaraan utama.

Bahagian Perladangan telah bermanfaat daripada harga minyak kelapa sawit mentah yang lebih tinggi dan peningkatan dalam keluaran jambakan buah kelapa sawit segar. Aliran perolehan yang lebih tinggi bagi hartanah jualan juga telah memanfaatkan Bahagian Hartanah. Harga minyak yang lebih tinggi telah memanfaatkan Bahagian Minyak dan Gas sementara harga jualan kertas dan jumlah jualan yang lebih tinggi telah memanfaatkan Bahagian Perkilangan.

Keuntungan sebelum cukai Kumpulan telah mencapai satu rekod yang tinggi, iaitu sebanyak RM2.7 bilion (2005: RM2.4 bilion). Kesemua bahagian perniagaan telah mencatatkan keuntungan yang lebih tinggi, kecuali Bahagian Perkilangan yang menghadapi kerugian kemerosotan aset dan kos pengeluaran yang meningkat.

Satu keuntungan sekali sebanyak RM169.7 juta telah dicatatkan hasil daripada penjualan kesemua pegangan saham sebanyak 29.6% oleh syarikat subsidiari iaitu Genting Internatianal P.L.C ("Genting International") dalam London Clubs International ("LCI") pada tahun 2006. Prestasi pelaburan daripada entiti-entiti kawalan bersama dan sekutu-sekutunya dalam tahun 2006 termasuk kerugian pelaburan sebanyak RM210.8 juta daripada Star Cruises Limited ("Star Cruises"), berbanding dengan keuntungan sebanyak RM11.8 juta dalam tahun 2005.

SOROTAN KEWANGAN

Tahun berakhir 31 Disember	2006 RM juta	2005 RM juta (Dinyata semula)	Beza %
Perolehan	**6,943.8**	5,454.1	27
Untung operasi	**3,124.6**	2,546.4	23
Untung sebelum cukai	**2,749.8**	2,434.3	13
Untung selepas cukai	**2,242.5**	1,811.7	24
Untung bersih bagi pemegang ekuiti syarikat	**1,504.2**	1,247.0	21
Ekuiti pemegang saham	**11,294.7**	9,029.2	25
Jumlah aset diguna	**28,209.4**	18,553.7	52
Perolehan asas sesaham (sen)* ♦	**212.87**	176.95	20
Perolehan bersih sesaham (sen)* ♦	**211.09**	176.05	20
Dividen bersih sesaham (sen) ♦	**23.24**	20.88	11
Liputan dividen (kali)* ♦	**8.9**	8.5	5
Aset bersih sesaham (RM) ♦	**15.29**	12.80	19
Pulangan (selapas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham (%)	**14.80**	14.76	0

** Dikira berasaskan untung selepas cukai dan kepentingan minoriti.*

♦ Dikira berasaskan modal saham penerbitan sebelum pecahan saham yang telah diselaraskan pada 16 April 2007

DIVIDEN

Kami akan mengekalkan keseimbangan yang munasabah di antara dividen-dividen yang dibayar dengan dana-dana yang diperuntukkan untuk pelaburan dan perkembangan perniagaan di masa hadapan.

Dividen interim sebanyak 12.0 sen tolak cukai bagi setiap saham yang bernilai tara 50 sen (2.4 sen tolak cukai bagi setiap saham yang bernilai tara 10 sen) yang berjumlah RM60.9 juta, telah dibayar pada 31 Oktober 2006.

Lembaga Pengarah telah mencadangkan dividen kasar akhir sebanyak 4.0 sen tolak cukai bagi setiap saham yang bernilai tara 10 sen, yang memerlukan kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke-Tiga Puluh Sembilan yang akan datang. Jumlah dividen kasar sesaham untuk tahun 2006 akan berjumlah sebanyak 6.4 sen , iaitu peningkatan sebanyak 10.3% berbanding dengan 5.8 sen tahun sebelumnya.

PEMBANGUNAN KORPORAT

Dalam tahun 2006, kami telah berjaya memperluaskan tapak perniagaan kami di UK, Singapura, Malaysia dan China. Beberapa usaha pengumpulan modal telah dilaksanakan demi mengukuhkan lembaran imbangan dan menempatkan Kumpulan untuk perkembangan selanjutnya.

UNTUNG SEBELUM CUKAI


RM juta
3,000
2,500
2,000
1,500
1,000
500
1,525.4
1,548.4
1,773.5
2,434.3
2,749.8
2002
2003
2004
2005
2006

JUMLAH ASET DIGUNA


RM juta
30,000
25,000
20,000
15,000
10,000
5,000
11,445.8
14,207.4
16,596.5
18,553.7
28,209.4
2002
2003
2004
2005
2006

PEROLEHAN ASAS SESAHAM


Sen
250
200
150
100
50
107.41
101.34
131.76
176.95
212.87
2002
2003
2004
2005
2006

ASET BERSIH SESAHAM


RM
16
14
12
10
8
6
4
2
9.12
10.00
11.17
12.80
15.29
2002
2003
2004
2005
2006

Subsidiari kami, Genting International berkembang ke pasaran kasino di UK dengan pemerolehan ***Maxims Casino Club*** ("Maxims"), iaitu salah sebuah kasino mewah terpilih di London, pada Januari 2005. Sejurusnya, Genting International telah berjaya memperolehi Stanley Leisure, iaitu pengendali kasino yang terbesar di UK dengan jumlah sebanyak £613.2 juta.

Genting International kini memiliki dan mengendali 46 kasino-kasino di UK, termasuk empat kasino-kasino yang terunggul di London, iaitu Crockfords, The Colony Club, The Palm Beach dan Maxims.

Pada 22 Mac 2007, Stanley Leisure telah menjualkan 50% kepentingan pegangannya dalam operasi pertaruhan antarabangsa untuk pertimbangan sebanyak £1 juta serta perkongsian keuntungan tertunda selama tiga tahun yang berikutan. Penjualan operasi pertaruhan antarabangsa ini akan membolehkan Genting International memberi fokus kepada operasi permainan kasinonya di UK.

Pada 20 Oktober 2006, Genting International telah menjual kesemua 29.6% kepentingan ekuiti dalam LCI dengan pertimbangan tunai berjumlah £89.6 juta kepada Harrah's Entertainment Inc. Pada 3 Februari 2006, Genting International melalui syarikat usahasama, telah membeli tiga hartanah di Kensington, London dengan jumlah sebanyak £109.4 juta.

Di Singapura, Konsortium Genting International-Star Cruises (dengan kerjasama rakan-rakan peranginan dan hiburan antarabangsa terkemuka yang lain, termasuk Universal Parks dan Resorts), telah dianugerahkan kontrak untuk membina satu resort bersepadu oleh Kerajaan Singapura pada 8 Disember 2006. Projek resort bersepadu S$5.2 bilion ini yang dinamakan ***Resorts World at Sentosa***, akan dibangunkan di Pulau Sentosa, Singapura dan operasinya dijangka akan bermula pada awal tahun 2010.

Genting International, yang mempunyai 75% kepentingan ekuiti dalam Resorts World at Sentosa, telah mencadangkan untuk memperolehi 25% kepentingan selebihnya yang dipegang oleh Star Cruises dengan jumlah sebanyak S$255 juta, tertakluk kepada kelulusan para pemegang saham pada 28 Mei 2007. Ini akan membolehkan Genting International untuk memiliki kawalan sepenuh terhadap Resorts World at Sentosa. Pada 16 April 2007, majlis pecah tanah telah dilangsungkan untuk menandakan permulaan pembinaan ini.

Saham-saham Genting International telah dikeluarkan dari senarai rasmi di Pasaran Euro MTF Bursa Saham Luxembourg sejak 22 Mac 2007. Saham-saham tersebut akan kekal disenaraikan di Papan Utama Bursa Saham Singapura.

Di Malaysia, Kumpulan telah memperolehi kepentingan 16.65% dalam Landmarks Berhad ("Landmarks") dengan jumlah sebanyak RM160 juta pada 18 Ogos 2006 dan seterusnya meningkatkan kepentingan pegangan itu kepada 25% dalam baki tahun tersebut. Landmarks yang tersenarai di Papan Utama Bursa Malaysia, terlibat dalam aktiviti-aktiviti hotel, hartanah, janakuasa dan penjagaan kesihatan. Kepentingan pegangan dalam Landmarks merupakan sebahagian daripada portfolio pelaburan strategik Kumpulan dalam industri peranginan dan keraian.

Pada 16 Mac 2007, Kumpulan telah mengumumkan penjualan perniagaan-perniagaan kertas dan pembungkusannya yang dipegang oleh Genting Sanyen (Malaysia) Sdn Bhd dengan pertimbangan tunai sebanyak RM745 juta. Penjualan ini akan membolehkan Kumpulan untuk menumpukan sumber-sumbernya kepada perniagaan-perniagaan teras.

Modal dan Pembiayaian Dana

Pada 21 September 2006, Resorts World Bhd ("Resorts World") telah menerbitkan nota-nota boleh tukar berjumlah RM1.1 bilion untuk digunakan sebagai modal kerja, pelaburan dan/ atau pemerolehan berkaitan perniagaan-perniagaan utama Kumpulan dalam peranginan, keraian dan kasino. Setakat 11 Mei 2007, RM517.4 juta daripada nota-nota boleh tukar ini telah ditukarkan kepada 202.9 juta saham biasa Resorts World yang baru yang bernilai tara RM0.10.

Pada 12 Disember 2006, 33 juta saham biasa baru Genting Berhad yang bernilai tara RM0.50 telah diterbit dan dijual kepada para pelabur, menjanakan perolehan sejumlah RM1.04 bilion.

Pada 12 Januari 2007, Genting International telah menerbitkan bon-bon boleh tukar berjumlah S$425 juta yang tamat tempoh pada tahun 2012. Pada 26 April 2007, penerbitan bon-bon boleh tukar yang kedua berjumlah S$450 juta yang tamat tempoh pada tahun 2012, telah dilaksanakan. Perolehan daripada penerbitan bon yang pertama digunakan untuk membiayai kos pemerolehan tanah di Sentosa. Perolehan daripada penerbitan bon yang kedua akan digunakan untuk membiayai pemerolehan kepentingan 25% Star Cruises dalam Resorts World at Sentosa dan untuk pembangunan resort bersepadu ini.

Satu pelaksanaan pecahan saham untuk Genting Berhad telah disempurnakan dan disenaraikan pada 16 April 2007, di mana lima saham biasa baru yang bernilai tara RM0.10 sesaham telah diterbitkan untuk setiap saham biasa yang bernilai tara RM0.50 yang dipegang. Pelaksanaan ini akan menambahkan kemampuan upaya-beli dan menggalakkan lebih ramai pelabur untuk melabur dalam saham-saham kami.

PEMBANGUNAN PERNIAGAAN

Sebagai salah satu destinasi-destinasi peranginan dan resort bersepadu yang terkemuka di dunia, **Genting Highlands Resort** ("Resort") telah menjadi penyumbang utama kepada pertumbuhan pelancongan negara dalam tahun 2006. Resort telah dianugerahkan sebagai *World's Leading Casino Resort (2005), Asia's Leading Casino Resort (2005 dan 2006)* dan *Malaysia's Leading Resort (2006)* oleh World Travel Awards. Dalam tahun 2006, Resort ini telah menarik 18.5 juta para pengunjung.

Sepanjang tahun, Resort telah mempersonakan para pengunjungnya dengan persembahan-persembahan yang mengkagumkan, konsert-konsert bintang terkemuka dan hiburan-hiburan bertaraf antarabangsa – menyediakan detik-detik keriangan dan kenangan untuk seisi keluarga.

Antara persembahan-persembahan yang diadakan dalam tahun 2006 ialah *"Mysteria"*, iaitu satu persembahan residen harian popular yang diterbitkan oleh Kumpulan, memaparkan artis-artis dari luar negara yang bertaraf antarabangsa. Artis-artis terkenal seperti Connie Francis, Lobo, Tony Orlando dan Smokie serta bintang-bintang popular dari Hong Kong, Singapura dan Taiwan telah mempersembahkan pertunjukan-pertunjukan mereka di Resort.

First World Hotel telah diiktirafkan secara rasmi sebagai ***Hotel Yang Terbesar Di Dunia*** oleh Guinness World Records dan Ripley's Believe It or Not dalam tahun 2006. Kelengkapan-kelengkapan yang baru telah diperkenalkan di First World Hotel seperti First World Fitness Centre dan kiosk-kiosk inovatif untuk daftar masuk bilik secara otomatik.

Maxims yang menawarkan penginapan bergaya mewah di Resort, terus memenuhi keperluan yang eksklusif untuk para pelanggan premium hotel. Dua jenama produk unggul yang baru telah dilancarkan. ***Club Elite*** yang baru telah dibuka pada Disember 2006. Dengan 86 suite mewah di Highlands Hotel, ia akan menjadi satu lagi tempat terkenal bagi para pelanggan elit untuk menikmati kehidupan bergaya mewah dan eksklusif. Restoran-restoran baru untuk jamuan dan bufet bertaraf tinggi telah diperkenalkan untuk melengkapkan penawaran-penawaran Club Elite. Bilik ***VIP*** yang baru dihias semula menawarkan suasana yang bergaya dan selesa untuk para pelanggan premium.

Dalam tahun ini, bilik-bilik dan lobi di ***Resort Hotel*** telah dimodenisasikan untuk menampilkan rupa yang bergaya dan kontemporari.

The Bakery dan ***Lobby Café*** telah diubah suai untuk menawarkan suasana jamu selera yang memberangsangkan. ***Ming Ren***, restoran daging bebiri muda istimewa Kumpulan, telah dipindah lokasinya ke aras laluan ***Highlands Hotel***.

Genting Theme Park terus menawan hati para pengunjung dengan 60 jenis mainan dan tarikan. Mainan-mainan baru telah diperkenalkan seperti *Mini Train* di Taman Tema Dalam First World dan *Pirate Ship* di Taman Tema Luar.

Kumpulan sentiasa mempertingkatkan infrastruktur jalan raya dan pengangkutan demi menjamin keselamatan, keselesaan dan kemudahan perjalanan ulang-alik ke Resort. Kompleks kediaman kakitangan yang baru akan siap dibina pada Julai 2007 untuk menampuh pertambahan populasi kakitangan di Resort.

WorldCard, program kesetiaan pelanggan Kumpulan, telah berkembang dan mencapai lebih daripada 2.2 juta ahli dalam tahun 2006. Rangkaian hotel resort Awana telah diubah suai demi mempertingkatkan lagi kemudahan-kemudahan resort untuk para pelanggannya.

Di UK, semenjak Stanley Leisure menjadi subsidiari Genting International pada 6 Oktober 2006, kami telah meneruskan usaha-usaha ubahsuai untuk mempertingkatkan lagi kasino-kasinonya yang baru dan yang sedia ada. Lima lesen permainan kasino yang baru telah dibenarkan dalam tahun 2006, satu untuk kasino yang baru dan empat lagi untuk penempatan semula kasino-kasino sedia ada ke premis-premis yang ternyata lebih baik.

Dua lesen permainan kasino baru telah dibenarkan sejak awal tahun 2007, di mana satu adalah untuk penempatan semula. Lima lagi pemohonan lesen permainan kasino telah dikemukakan mengikut *1968 Gaming Act* dan sedang diproses.

Star Cruises, pemenang anugerah ***Best Cruise Operator in Asia-Pacific*** oleh TTG Asia untuk rekod sejarah kali yang ke-sembilan, telah menambahkan dua buah kapal 93,500-tan yang baru bagi operasi US dalam tahun 2006, sejajar dengan program pembaharuan rangkaian kapal persiarannya. ***Pride of Hawaii*** merupakan kapal yang ketiga dan yang terakhir menyertai rangkaian kapal NCL America pada April dan merupakan kapal penumpang berbendera US yang paling besar pernah dibina. ***Norwegian Pearl*** yang menawarkan lorong boling 10-pin empat-laluan yang pertama jenisnya di industri ini, telah menyertai rangkaian kapal persiaran NCL pada November 2006.

Rangkaian kapal persiarannya di Asia seperti ***SuperStar Virgo*** dan ***SuperStar Gemini*** terus menawarkan kombinasi pelayaran-pelayaran biasa dan istimewa serta pilihan destinasi dan perjalanan pelayaran yang baru. ***Norwegian Wind*** di bawah jenama NCL akan dinamakan semula sebagai ***SuperStar Aquarius*** dan akan menyertai rangkaian kapal persiaran jenama Star Cruises pada Jun 2007. Dalam perancangan, adalah pembinaan tiga kapal persiaran 150,000-tan kasar yang baru (kapal baru yang ketiga adalah tertakluk kepada pilihan) di bawah jenama NCL bagi penghantaran di antara 2009 dan 2011. Kapal-kapal ini akan mewakili generasi baru pelayaran *Freestyle Cruising* di bawah naungan jenama NCL.

Bahagian Janakuasa telah memperolehi kepentingan 73.8% yang selebihnya untuk loji janakuasa 724MW Meizhou Wan di China dengan jumlah sebanyak US$155.3 juta. Pemerolehan ini yang disempurnakan pada 26 Mei 2006, telah membolehkan Kumpulan untuk memiliki dan mengurus loji janakuasa 100% milikannya yang pertama.

Bahagian Perladangan telah mencatatkan hasil keluaran kelapa sawit yang lebih tinggi, terutamanya daripada ladang-ladang kelapa sawitnya di Sabah, Malaysia Timur dalam tahun 2006. Dalam tahun 2006, kawasan tanaman kelapa sawit Bahagian ini telah meningkat kepada 59,534 hektar (2005: 58,318 hektar). Bahagian ini telah memulakan projek usaha samanya di Kalimantan, Indonesia dengan penubuhan pra-semaian yang pertama dan tapak-tapak semaian yang utama. Penanaman di tanah-tanah milikan ini dijangka akan berterusan untuk beberapa tahun lagi.

Projek utama **Bahagian Hartanah**, iaitu Asiatic Indahpura, adalah satu bandar kediaman dan komersial yang berkembang maju di Kulai, Johor. Dengan kedudukannya yang strategik di Wilayah Pembangunan Iskandar, Asiatic Indahpura dijangka akan manfaat dari potensi pertumbuhan dan pembangunan ekonomi di kawasan ini.

Bahagian Minyak & Gas melalui Zhuangxi Buried Hill Oilfield di Wilayah Shandong, China telah mengeluarkan 209,250 tan (1.44 juta tong) minyak dalam tahun 2006.

Dua penemuan penerokaan nyata yang berpotensi telah dicapai pada tahun 2006. Pada Ogos, gas kering dan gas kondensasi telah ditemui di telaga penerokaan Anambas-1X di West Natuna, Indonesia. Pada November, penggerudian dan ujian ke atas dua telaga penerokaan luar pesisir Ande Ande Lumut telah disempurnakan, di mana minyak telah ditemui. Penilaian selanjut terhadap penemuan-penemuan ini akan dijalankan untuk memastikan saiz simpanan dan potensi pembangunan.

Di samping itu, bahagian ini telah memperolehi satu kontrak minyak yang baru di luar pesisir Morocco dan telah memulakan aktiviti-aktiviti penerokaan dalam tahun 2006.

Sebagai korporat yang bertanggungjawab sosial, Kumpulan menyokong pelbagai badan kebajikan, organisasi bukan kerajaan, institusi pendidikan, organisasi kesihatan, persatuan sukan dan usaha-usaha manfaat yang lain di negara ini.

PROSPEK

Kumpulan Genting akan terus mengkaji dan membangunkan strategi-strategi berkesan demi memperkembangkan perniagaan. Pelbagai perkembangan dalam industri peranginan, hiburan dan permainan kasino sedunia serta dalam industri-industri janakuasa, perladangan dan minyak & gas adalah peluang-peluang masa kini yang berpotensi bagi kami untuk terus berkembang maju. Sekiranya tiada aral melintang, kami akan mengekalkan prestasi baik dalam tahun 2007.

PENGHARGAAN

Saya ingin menyampaikan penghargaan kepada ahli-ahli Lembaga yang memberi sokongan dan sumbangan bernilai kepada Kumpulan sepanjang tahun ini.

Pada 8 Oktober 2006, Encik Quah Chek Tin bersara sebagai Pengarah Eksekutif and Ketua Pegawai Operasi Kumpulan setelah mencapai usia bersara. Bagi pihak Lembaga, saya ingin menyampaikan ucapan terima kasih dan penghargaan kepada beliau ke atas khidmat dan sumbangan dedikasinya selama 27 tahun. Encik Quah akan terus menyumbangkan khidmatnya kepada Kumpulan sebagai pengarah bukan bebas bukan eksekutif.

Saya ingin menyampaikan ucapan terima kasih kepada para pemegang amanah harta kami termasuk para pelanggan, pemegang saham, sekutu niaga, badan-badan pengawalan, pelbagai pihak berkuasa dan para pekerja atas keyakinan sekalian terhadap Kumpulan. Semoga kita terus berganding bahu untuk berkembang maju dan mencapai lebih kejayaan.

TAN SRI LIM KOK THAY
Pengerusi
11 Mei 2007

"我們將持續努力不懈，打造卓越品牌並發揚光大"

本人謹代表董事部向您呈獻雲頂集團（以下簡稱'雲頂集團'或'本集團'）截至2006年12月31日的常年報告及已審核財政報告。

業績回顧

這是另一個喜唱豐收的年頭，因各組業務的營業額皆紛紛上揚。本集團的營業預增長27%，創下六十九億令吉（2005年：五十五億令吉）的新高記錄。

出色的營收表現主要歸功于休閑與酒店組，尤其是雲頂高原勝地。此外，從2006年10月6日起成為本集團間接子公司的史丹尼休閑有限公司（簡稱'史丹尼休閑'），其四億二千三百六十萬令吉的營業額也納入本組營收。

電力組的營業額有所增加，主要歸功于中國的電力廠。此外，馬來西亞電力廠也取得較高的營業額。這是因爲該廠在2006年未進行重大維修工作，而在前一年，所有主要氣體渦輪都進行重大檢查與維修。

種植組則受惠于原棕油售價上漲與新鮮棕果串產量提升。已售出產業取得較高的陸續進賬收入，有利于產業組之表現。油價走高令石油天然氣組受惠，而紙張售價與銷量皆提升，則惠及製造組2006年的表現。

本集團稅前盈利再創高記錄，達到二十七億令吉（2005年：二十四億令吉）。除了製造組之外，所有組別業務都取得較佳盈利表現，這是因爲製造組蒙受資產減值虧損，以及承擔較高的生產成本。

屬下子公司雲頂國際售出倫敦俱樂部國際有限公司（簡稱'LCI'）的29.6%股權，而在2006年取得一億六千九百七十萬令吉的一次性賺利。本集團2006年在合營公司與聯號中所佔的虧損份額，是來自在麗星郵輪有限公司（簡稱'麗星郵輪'）的二億一千零八十萬令吉，相比之下，2005年所佔的盈利則是一千一百八十萬令吉。

財政重點

截至該年度12月31日	2006年 百萬令吉	2005年 百萬令吉 (經重列)	差額 %
收入	**6,943.8**	5,454.1	27
營運盈利	**3,124.6**	2,546.4	23
稅前盈利	**2,749.8**	2,434.3	13
稅后盈利	**2,242.5**	1,811.7	24
股東淨盈利	**1,504.2**	1,247.0	21
股東股權	**11,294.7**	9,029.2	25
全部動用資產	**28,209.4**	18,553.7	52
每股基本收益（仙）*•	**212.87**	176.95	20
每股沖淡收益（仙）*•	**211.09**	176.05	20
每股淨股息（仙）•	**23.24**	20.88	11
股息支付率（倍）*	**8.9**	8.5	5
每股淨資產（令吉）•	**15.29**	12.80	19
平均股東股權（在扣稅及扣除少數股東利益后）的回酬	**14.80**	14.76	0

* *根據扣稅及扣除少數股東利益后的盈利計算*
• *根據股票分拆前（2007年4月16日完成）所計算的發行股本*

股息

本集團的政策是在派息的同時，預留部分資金作為未來投資與業務擴展之用，並讓三者之間維持合理的平衡。

每股12.0仙（扣除稅款及面值50仙）或2.4仙（扣除稅款及面值10仙），總值高達六千九十萬令吉的中期股息已于2006年10月31日支付。董事部建議本年度的終期股息總額為每股4.0仙（扣除稅款及面值10仙），並將在來臨的第39屆股東大會提出，由股東批准。2006年分發的每股股息總額，從上一年的5.8仙增加10.3%至6.4仙。

企業發展

在2006年，我們成功擴充在英國、新加坡、馬來西亞與中國的業務，邁向新的里程碑。本集團進行了數項籌資計畫，為進一步成長與加強我們的資產負債表作好準備。

2005年1月，雲頂國際在英國收購倫敦少數的高檔賭場－*美星賭場俱樂部*（簡稱'美星'）後，開始涉足賭博市場。我們也過後成功在2006年杪以六億一千三百二十萬英鎊收購英國最大賭場經營者－史丹尼休閑。史丹尼休閑于 2006年10月6日成爲雲頂國際之子公司。

雲頂國際現擁有並經營英國46間賭場，包括倫敦最著名的Crockfords、The Colony Club、The Palm Beach 與美星。

史丹利休閑于2007年3月22日以一百萬英鎊價格，與分享未來三年延后盈利份額，來脫售其國際投注業務之50%股權。脫售國際投注業務，將讓雲頂國際更專注于發展英國的賭場業務。

雲頂國際在2006年10月20日以八千九百六十萬英鎊的現金價格，售出LCI的29.6%股權于Harrah's Entertainment Inc。雲頂國際透過一間聯營公司于2006年2月3日收購倫敦三項肯辛頓產業，價值一億零九百四十萬英鎊。

在新加坡，雲頂國際－麗星郵輪財團，配合一些國際知名休閑與娛樂品牌如環球主題公園以及名勝世界，成功獲得新加坡政府于2006年12月8日頒發的綜合名勝建築合約。這個命名為*聖淘沙名勝世界*的綜合名勝計畫耗資五十二億新元，將坐落在新加坡聖淘沙島，預料于2010年初正式開業。

雲頂國際擁有聖淘沙名勝世界75%的股權。雲頂國際建議以二億五千五百萬新元收購麗星郵輪所持有的25%股權後（需由股東在2007年5月28日批准後），雲頂國際將全面掌控聖淘沙名勝世界。這個計畫在2007年4月16日舉行動土禮，象徵著建築工程之開始。

雲頂國際股票于2007年3月22日起，從盧森堡股票交易所歐盟替代市場（Euro MTF）除牌。有關股票將繼續在新加坡股票交易所主要板上市。

在馬來西亞，本集團于2006年8月18日以一億六千萬令吉收購龍馬有限公司（簡稱'龍馬'）的16.65%股權，過后在其餘的一年內再增持至25%。龍馬在大馬股票交易所主板上市，涉及酒店、產業、電力與保健等業務。收購龍馬股權，是配合本集團在休閑與酒店業所進行的組合式策略投資。

雲頂集團于2007年3月16日宣佈以七億四千五百萬令吉現金價格，脫售雲頂杉原（馬）私人有限公司屬下的紙品與包裝業務。這項脫售行動可讓本集團更專注資源于核心業務。

稅前盈利



百萬 令吉
3,000
2,500
2,000
1,500
1,000
500
1,525.4
1,548.4
1,773.5
2,434.3
2,749.8
2002
2003
2004
2005
2006

全部資產



百萬 令吉
30,000
25,000
20,000
15,000
10,000
5,000
11,445.8
14,207.4
16,596.5
18,553.7
28,209.4
2002
2003
2004
2005
2006

每股基本收益



仙
250
200
150
100
50
107.41
101.34
131.76
176.95
212.87
2002
2003
2004
2005
2006

每股淨資產



令吉
16
14
12
10
8
6
4
2
9.12
10.00
11.17
12.80
15.29
2002
2003
2004
2005
2006

資本與融資

在2006年9月21日，名勝世界有限公司（簡稱‘名勝世界’）發行十一億令吉可轉換票據以作為營運資本，及資助本集團在休閑、酒店與博彩等主要業務之投資與/或收購活動。截至2007年5月11日，總值五億一千七百四十萬令吉的可轉換票據已轉換為名勝世界二億二百九十萬股新普通股，每股面值0.10令吉。

在2006年12月12日，本集團發行與配售雲頂的三千三百萬新普通股給投資者，已籌獲十億零四千萬令吉的資金。

本集團于2007年1月12日，雲頂國際發行四億二千五百萬新元的可轉換債券將在2012年到期。在2007年4月26日，我們發行了第二批價值四億五千萬新元的可轉換債券（2012年到期）。首批發行所籌獲的資金已作爲收購聖淘沙名勝的土地之用。第二批發行所籌獲的資金將作為收購麗星郵輪的25%聖淘沙名勝世界股權與聖淘沙名勝世界的發展資金。

在2007年4月16日完成與上市的雲頂公司股票分拆計畫，使原本每股面值0.50令吉的一股股票，在分拆后變成每股面值0.10令吉的五股股票。這項股票分拆計畫鼓勵更多投資者投資我們的股票。

業務發展

作為世界首屈一指的綜合休閑與娛樂勝地之一，雲頂高原勝地（以下簡稱‘勝地’）是2006年國家旅遊業成長之主要貢獻者。勝地獲得世界旅遊大獎（World Travel Awards）投選為*世界首要賭場名勝（2005年）*、*亞洲首要賭場名勝（2005與2006年）以及馬來西亞首要名勝（2006年）*，並成功于2006年吸引多達一千八百五十萬名到訪遊客。

這一年來，勝地透過炫麗奪目的精彩演出、星光熠熠的演唱會以及世界級的娛樂表演，讓遊客們陶醉其中、樂而忘返，也為一家大小帶來無窮歡樂和美好回憶。2006年的重量級表演包括“Mysteria” – 這支由本集團製作的常駐表演節目雲集了世界一流的國際表演者，備受觀眾歡迎。享譽國際的藝術大師如 Connie Francis、Lobo、Tony Orlando 與Smokie，以及香港、新加坡與台灣流行歌手也在勝地精彩演出。

第一大酒店在2006年的世界健力士大全與利普裡信不信由你世界記錄中，正式成為世界最大酒店。第一大酒店的新設備包括嶄新的第一大酒店健身中心與自助登記入住的創新系統。

美星（*Maxims*）是勝地的超級豪華酒店品牌，專為酒店的貴賓級客戶精心設立。我們推出了兩個新的首要產品品牌。嶄新的*精英俱樂部（Club Elite）*在2006年12月開張。精英俱樂部設立了八十六間豪華套房在高原酒店，讓博彩精英齊聚一堂，享受豪華尊貴的卓越生活。專為精英俱樂部而設立的精致餐飲服務與高檔自由餐餐廳也已開始投入運作。新裝潢的貴賓室（*VIP*）則讓貴賓們享受舒適時尚的氛圍。

這一年來，名勝酒店的現有客房與酒店大廳都進行了翻新和現代化工程，展現時髦且富有時代氣息的優雅外觀。

兩家餐廳*The Bakery* 與 *Lobby Cafe* 在重新裝潢之后，為旅客帶來嶄新的飲食體驗。本集團的羊肉專賣餐館－名人餐廳搬遷到高原酒店的步道樓層。

雲頂主題公園的60個遊樂乘騎裝置與景點繼續吸引大批遊客前來遊玩。新推出的乘騎裝置包括第一大酒店室內主題公園的*迷你火車（Mini Train）*與戶外主題公園的*海盜船（Pirate Ship）*。

本集團不斷提升勝地的道路設施與交通服務，以確保訪客順利安全地抵達勝地。我們新的員工宿舍大廈將在2007年7月竣工，以應付日益龐大的員工人數。

在本集團客戶忠誠計畫下所推出的環通卡，2006年會員人數突破二百二十萬名。阿娃娜連鎖酒店也完成裝潢翻新工程，以提升名勝的相關設施。

在英國，史丹尼休閑于2006年10月6日成爲雲頂國際的子公司后，我們也陸續為現有賭場與新賭場進行裝修與改進工程。于2006年獲頒的5張新博彩執照，其中一張是新品牌賭場，另外四家則是將現有賭場搬遷到更高級優質的場所。自2007年初以來，我們已獲得另兩張新博彩執照，其中一張供搬遷之用。在1968年博彩法令下申請的另外5張博彩執照則正在處理當中。

連續第九次獲得TTG旅遊大獎頒發“亞太區最佳郵輪業者”的麗星郵輪，在其持續更新船隊的計劃下，已于2006年在美國增加兩艘全新九萬三千五百公頓位郵輪。有史以來最大艘的美國客船 - *夏威夷之傲*（*The Pride of Hawaii*）、是第三艘也是最後一艘在4月份加入NCL美國船隊的郵輪。擁有業內首創的四道十球瓶保齡球場的*挪威珍珠*（*Norwegian Pearl*），則在2006年11月加入NCL美國船隊。

亞洲船隊繼續提供結合例常路線與專用郵輪的全面服務，由*處女超級星號*和*雙子超級星號*提供全新旅遊到達站與郵輪路線。NCL美國品牌*挪威風號*（*Norwegian Wind*）重新被命名為*寶瓶超級星號*（SuperStar Aquarius），並將在2007年6月加入麗星郵輪品牌船隊。擬議中的計劃還包括在NCL美國品牌下，興建三艘十五萬總公頓位郵輪（第三艘屬選擇性），預計在2009年至2011年期間完成。這支船隊代表著NCL美國品牌的新生代自由式郵輪船隊。

電力組以一億五千五百三十萬美元收購中國湄州灣724兆瓦發電廠其餘的73.8%股權。這項收購行動在2006年5月26日完成，讓本集團營運與管理首個獨資發電廠。

種植組在2006年取得更高的棕油產量，主要歸諸于東馬沙巴州的油棕園。在2006年，已種植油棕的面積增加至五萬九千五百三十四公頃（2005年：五萬八千三百一十八公頃）。種植組展開在印尼加里曼丹的聯營計劃，設立首個幼苗培育與主要培育中心。未來幾年內將繼續在相關土地上栽種油棕。

產業組的旗艦計劃，即亞地種植優美城（Asiatic Indahpura）是柔佛州古來迅速成長的綜合住宅與商業城鎮。坐落在依斯干達經濟特區，將使亞地種植優美城從這個特區的成長潛能與經濟發展中受惠。

石油天然氣組透過中國山東省海岸經營的莊西古潛山油田（Zhuangxi Buried Hill Oilfield），在2006年生產二十萬九千兩百五十公噸（一百四十四萬桶）石油。

2006年，我們進行了兩項重大的探測發現。8月份，印尼West Natuna的Anambas-1X探測油井發現干氣和冷凝氣，11月則完成Ande Ande Lumut兩個岸外探測油井的勘探與測試工作，其中發現了石油。我們會對這些發現作進一步評估，以鑑定蘊藏量與發展潛能。

此外，石油與天然氣組也在摩洛哥岸外爭取到一份新的石油生產合約，並在2006年開始探測工作。

作為一家深具社會責任感與使命感的企業，本集團資助各類慈善團體、非政府組織、教育機構、衛生組織、體育協會與國內其他值得關注之項目活動。

前景

雲頂集團將繼續檢討與開發有效策略來擴充業務。休閑、娛樂與博彩行業的全球性擴展，以及電力、種植、石油天然氣行業之發展，都是讓我們陸續成長的潛在良機。排除其它特殊情況，我們應該能在2007年取得更出色的表現。

致謝

本人謹此對董事部成員過去一年來對本集團的支持與意見提供，致以萬分謝意。

柯建伯先生因已屆退休年齡，已于2006年10月8日起，卸下本集團執行董事職務。本人謹代表全體董事部，向柯先生這二十七年來對本集團所作的獻身服務與積極貢獻，表達最深切的謝意。柯先生將繼續留任董事部，擔任非獨立及非執行董事。

本人謹此由衷感謝我們的利益相關者，包括我們的客戶、股東、商業同仁、各有關當局以及僱員一直以來給予本集團的支持與信賴。在本集團茁壯成長、邁向另一尖峰之際，我們衷心期望能持續獲得您的鼎力支持。

丹斯里林國泰
主席
2007年5月11日

Review of Operations







sentosa








Genting Highlands Resort

LEISURE & HOSPITALITY

GENTING HIGHLANDS RESORT
www.genting.com.my

Genting Highlands Resort ("Resort") is **Asia's leading integrated leisure and entertainment resort**. Popularly known as ***Genting – City of Entertainment***, the Resort has won numerous awards of excellence, including being voted as the World's Leading Casino Resort. The Resort was voted twice as Asia's Leading Casino Resort in 2006 and 2005 (by World Travel Awards), reflecting its consistent world-class products and service excellence.

The Resort attracted 18.5 million visitors in 2006, of which 27% were hotel guests and the remaining 73% were day-trippers. Malaysians comprised the bulk of day-trippers and hotel guests while Singaporean hotel guests formed about 5% of the total visitor arrivals to the Resort in 2006. Tourist arrivals from China, India, Middle East, Indonesia and neighbouring countries grew significantly while domestic demand remained strong in 2006.

The Resort has become a popular venue for world-class shows and international performances with three mega entertainment venues with a total combined capacity of 10,000. During the year, a series of exciting shows and events including *Christmas and Motown with the Former Ladies of Supremes, Karaoke World Championship 2006* and *Maria Cordero Live in Genting* were held at the ***Genting International Showroom*** (1,600 capacity).

The popular long-running daily resident show *"Mysteria – Believe the Impossible"* was held at the ***Pavilion*** (2,000 capacity). Set in the ancient Egyptian era and featuring captivating choreography and acrobatic performances, including the world-renowned illusionist Tim Kole, *Mysteria* was one of the most watched live performances in the country. The show was extended by three months to 1 January 2007 to cater to the overwhelming demand.

The ***Arena of Stars*** (6,000 capacity) is the ideal venue for spectacular star-studded concerts, live telecast shows and adrenalin-pumping sporting events. In 2006, it was the host venue to 41 exciting mega concerts, award ceremonies and show events, attracting thousands of fans to the Resort.



Scenic view of Genting Theme Park and its cool surrounding


MYSTERIA


Tsai Ch
4 ASIAN DIVAS
LIVE IN GENTING
亚洲殿堂音乐会
LOBO
IN ASIA 2006


An Evening with Jim Brickman

International artistes who performed at Arena of Stars included Connie Francis, Jim Brickman, Lobo, Tony Orlando, Smokie and canto pop superstars from Hong Kong, Singapore and Taiwan such as Twins, S.H.E, Harlem Yu, Tsai Chin, Paula Tsui and many others.

In addition, the Group hosted the *4 Asian Divas* concert, which combined superstars Frances Yip, Anita Sarawak, Maria Cordero and Eliza Chan. Due to popular demand from customers, additional concerts of the *4 Asian Divas* and Tsai Chin were held within the same year, much to the delight of their respective fans.

Other events held at the Arena of Stars in 2006 included the 7th Genting World Lion Dance Championship, National Kids Talent Search and local awards shows such as the Anugerah Bintang Popular Berita Harian and Astro Talent Quest.

During the year, the five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 78%. Over 2.3 million room nights were sold in 2006, a 9% growth over the previous year.

Maxims (www.maxims.com.my) represents the exquisite super luxury brand accommodation of the Resort. Located in Genting Hotel, this "hotel within a hotel" concept has 3 units of Maxims Suites & Residences, 107 units of Club Suites, a classy business centre, a private VIP check-in lounge and an exclusive dining and entertainment facility.


Maxims Residences

Maxims Residences, located on the 17th and 18th floors of Genting Hotel, offers luxury living with state-of-the-art facilities and extraordinary spacious suites. The largest suite, "Royal Suite" has a built-up area of 13,000 square feet with jacuzzis, sauna, massage area, gym and audio-visual room. These super luxury rooms cater exclusively to corporate and premium guests. Maxims has a collaborative marketing programme with its sister brand in Maxims Casino Club, London, one of the select number of high-end casinos in the UK.


Club Elite

During the year under review, the Group developed another luxury brand accommodation with the "hotel within a hotel" concept. Three top floors of Highlands Hotel were upgraded and converted into the new ***Club Elite***. Comprising 86 luxurious suites and two new fine dining and high-end buffet restaurants, Club Elite provides a stylish and contemporary ambience for the Resort's premier gaming patrons.

Room refurbishments were also carried out at the other hotels. In Highlands Hotel, two floors of Deluxe and Premier rooms were refurbished and upgraded in September 2006. 480 superior rooms at Resort Hotel were enhanced with deluxe facilities in May and four of its top floors were renovated in November.


U2
U2
MERRY CHRISTMAS!
Genting Times Square at First World Plaza

M Spa & Fitness continued to provide invigorating spa treatments for guests. Located at the lobby floor of Genting Hotel, the spa has 15 luxurious treatment rooms including sauna, steam room and jacuzzi areas as well as a beauty salon, café and a fully equipped modern gym with a fantastic view of the Outdoor Theme Park.

First World Hotel & Plaza is Malaysia's highest and only leisure, shopping and entertainment venue that enjoys cool fresh highland air. With the completion of Tower 2 in December 2005, First World Hotel was officially recognised by *Guinness World Records* and *Ripley's Believe It or Not* as the ***World's Largest Hotel*** with a total of 6,118 rooms.

The new *First World Fitness Centre*, located at Tower Two was opened in November 2006 to provide the ideal environment for workouts and stress relief. Other new facilities at First World Hotel included a new ticketing and information counter to cater to the heavy customer traffic flow during check-ins.

Self-service check-in kiosks were introduced at First World Hotel to provide an innovative alternative check-in option for the convenience of hotel guests with confirmed and prepaid bookings. The eVoucher system, which incorporates meals entitlement into the hotel key cards, was introduced to progressively replace the conventional meal vouchers for hotel guests.

Star World at First World Plaza continues to be a popular venue for contemporary gaming patrons, offering the latest in gaming entertainment and technology.


M
SPA
& FITNESS




Genting International Convention Centre

Genting International Convention Centre ("GICC") is one of the largest and most popular convention centres in Malaysia. Located at First World Hotel & Plaza, GICC is a one-stop destination for Meetings, Incentives, Conventions and Exhibitions (MICE), offering over 150,000 square feet of conference space including 18 meeting rooms, a Grand Ballroom, 3 Convention Halls and a Business Centre to accommodate all types of corporate events. A total of 3,159 functions were held at the Resort in 2006.

The Division's 43 F&B outlets catered to 11.9 million F&B covers in 2006. Together with other third party operators, the Resort has a total of 91 F&B outlets, offering a wide range of dining choices, from local to international cuisines.

The Olive is the Resort's fine dining restaurant that has earned a distinction of excellence in the culinary world. In conjunction with the Malaysia International Gourmet Festival, three world-renowned Michelin Star chefs showcased some of the world's finest culinary at the Olive.

Several F&B outlets were extensively renovated to offer refreshing new dining experiences. ***The Bakery***, located beside the entrance of Genting Hotel, reopened for business in September 2006 after a three-month renovation. The trendy Bakery with alfresco dining serves a wide range of high quality gourmet pastries, sandwiches and specialty coffees and has become a popular food hangout.

Lobby Café at First World Hotel was refurbished and reopened for business in November 2006. It has now become a favourite café amongst hotel guests and visitors at the First World Hotel lobby area.

Ming Ren was temporarily closed in August 2006 and relocated to the walkway of Highlands Hotel. The restaurant reopened in early 2007 with new delicious menus, emphasising on Xin Jiang lamb specialties.

In September 2006, the Division via its loyalty programme ***WorldCard***, launched the Prepaid Dining Card, an innovative dining payment option for customers and members.

In October 2006, First World Hotel's F&B division achieved the HACCP – Food Safety Management System (Hazard Analysis Critical Control Point) certification by World Certification Services, reflecting the high standards of food quality and safety management implemented.





Ming Ren



Fine Dining at The Olive



Genting Theme Park provides endless "Fun at the Peak" with 30 rides and unique attractions.

It is the first theme park in this region to be certified with the Quality Management System Standards ISO9001:2000 from Lloyd's Register Quality Assurance Ltd for its excellent management and operation of a theme park.

The theme park features unique attractions such as the *Flying Coaster* - Asia's first hang gliding roller coaster thrill ride, *Genting Sky Venture* - Asia's first sky diving simulation, *Genting X-pedition Wall* - the biggest indoor climbing wall in Southeast Asia and Malaysia's first *4D Motion Master Theater.* The 4D Motion Master Theater transforms the normal 3D imaging technology into a Motion Master format, enabling viewers to experience heat, wind, mist and other special effects.

Snow World, the largest indoor snow attraction in Malaysia has become a popular choice for educational visits for students from various local schools. Innovative ideas such as teaching the art of making ice cream in Snow World has made it a unique infotainment attraction for students and tourists alike.

Third party entertainment brands include *Ripley's Believe It or Not Museum* (the first in Malaysia featuring some of the world's most bizarre oddities) and *Haunted Adventure.*

During the year under review, Genting Theme Park introduced two new family fun rides, namely the *Mini Train* with a travel-round-the-world theme at the First World Indoor Theme Park and *Pirate Ship* at the Outdoor Theme Park. *Rainforest Splash Pool*, Malaysia's only heated indoor water park at 2,000 metres above sea level, introduced water scooters for rent in 2006. More 'dinosaurs' from Cretaceous Period and Jurassic Age were added at *Dinosaurland*, a unique attraction at the Outdoor Theme Park.

During the year, the ever-popular *Flying Jumbo*, the spinning *Tea Cup, Rodeo Rider, Astro Fighter*, the go-karts used for the *Grand Prix Fun Kart track, Matahari Ferris Wheel* and Malaysia's first roller coaster named the *Cyclone* were refurbished to ensure these popular rides remain in excellent condition. A double-train concept was introduced at the *Corkscrew* roller coasters, where a second train was put onto the track to cater to the overwhelming response for this thrilling ride.

The Genting Theme Park Frequent Pass was launched in August 2006, giving members the benefits of unlimited discounts and savings for five consecutive years at Genting Theme Park. These continuous enhancements demonstrate the Group's commitment to ensure Genting Theme Park remains one of the best and the most popular attractions in Malaysia.

The Resort, which is less than an hour's drive from Kuala Lumpur, is easily accessible via an excellent road network and highway infrastructure as well as by helicopter. The Group's priority has always been to provide safe, comfortable and convenient travel to and from the Resort. In April 2006, the Group completed upgrading the one-way three-lane road from Chin Swee Caves Temple to the hilltop of the Resort.

For group travellers to the Resort, air-conditioned coaches remain one of the most economical modes of transport. During the year under review, a 26-seat VIP bus and two 44-seat buses were replaced. The Group has a fleet of 36 buses and 48 limousines to offer safe, reliable and comfortable transportation to the Resort.



New one-way three-lane road from hilltop to Chin Swee Caves Temple


AT SENTOSA

GENTING INTERNATIONAL P.L.C.
www.gentinginternational.com

Genting International

Genting International is a subsidiary of Genting Berhad and was incorporated in 1984 to invest in the leisure and gaming-related businesses outside Malaysia.

It is a leading integrated resorts development specialist with over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and the UK.

Genting International is currently listed on the Main Board of the Singapore Exchange Securities Trading Limited. During the year, Genting International reached several key milestones in Singapore and in the UK.

Singapore

On 8 December 2006, the Genting International-Star Cruises consortium was awarded the Sentosa integrated resort project by the Government of Singapore.

The Sentosa integrated resort is the second integrated resort with a casino component that was proposed by the Government of Singapore, following their decision in April 2005 to legalise casino gaming. ***Resorts World at Sentosa*** won the best overall proposal based on its evaluation criteria of tourism appeal and contribution, architectural concept and design, development investment and the strength of the consortium and its partners.

Resorts World at Sentosa Pte. Ltd, a subsidiary of Genting International will undertake the development of this exciting integrated resort project.

Targeted to complete by early 2010, the S$5.2 billion ***Resorts World at Sentosa*** will be a Resort of resorts and Asia's most mesmerising leisure and entertainment destination - welcoming families with a dazzling array of leisure, entertainment, learning and discovery attractions. It will be home to *Universal Studios Singapore®*, the region's first Universal Studios theme park.

The *Marine Life Park*, the world's largest oceanarium, will provide visitors with interactive multi-storey experiences to learn about and discover the life of marine creatures and the need for ocean conservation while *Equarius Water Park* will be an exciting water theme park, incorporating the latest water theme park technology, nestled under the natural canopy of Sentosa's original forest.

The *Maritime Xperiential Museum* will engage visitors' five senses to retell the fascinating history of the Asian maritime Silk Route. The resort will offer a fantastic choice of accommodation with six world-class hotels providing 1,830 rooms. It will also house the region's first fully integrated wellness spa, to be operated by luxury spa operator *ESPA*.

United Kingdom

The takeover of Stanley Leisure (the largest casino operator in the UK) for £613 million, was completed by end of 2006. Genting International now owns and operates 46 casinos in the UK, comprising five in London and 41 provincial casinos. In London, it operates four prestigious casinos, namely Crockfords, The Colony Club, The Palm Beach and Maxims.


North
Blackpool
Bolton
Liverpool (x2)
Lytham St. Annes
Manchester (x3)
Newcastle
Southport
Stoke
Wirral
Scotland
Edinburgh (x3)
Glasgow
South
Bournemouth
Brighton
Bristol (x2)
Great Yarmouth
Luton (x2)
Margate
Plymouth
Portsmouth
Reading
Southampton (x2)
Southend (x2)
Torquay
Midlands
Birmingham (x3)
Coventry (x2)
Derby (x2)
Leicester (x2)
London
Crockfords
The Colony Club
The Palm Beach
Maxims
The Mint



Crockfords, London

Maxims Casino Club, London

The Palm Beach, London

Circus Birmingham

CROCKFORDS

Crockfords (www.crockfords.com) is the world's oldest private gaming club. Named after William Crockford, the "Father of British gaming clubs", who made gaming respectable in the early 19th century and set the highest British standards, the club carries forward that heritage into the modern era of gaming.

Housed in an opulent 18th century London mansion, the club is one of the most exclusive and elegant casinos in London. It is located on Curzon Street in the heart of Mayfair. The Colony Club, its sister club, is nearby.

The ***Colony Club*** (www.thecolonyclub.com) is one of London's most stylish contemporary casinos. Located on Hertford Street and adjacent to the Metropolitan Hotel, the club caters for many of the upper middle to high end gaming players in London.

THE PALM BEACH

The ***Palm Beach*** (www.thepalmbeach.com) features one of the largest gaming rooms in London. Located in the Mayfair Hotel with a separate entrance from the hotel on Berkeley Street, the club provides an elegant gaming atmosphere for players of all levels and experience.

MAXIMS CASINO CLUB LONDON

Maxims Casino Club (www.maximsclub.com) is a prestigious and intimate club, situated in the heart of the Royal Borough of Kensington and Chelsea. It is ideally suited for the discerning international casino player seeking an exclusive club atmosphere. It is home to the finest in European and Asian cuisines and the ultimate in discreet, high stakes gaming.

Another London-based casino, ***The Mint*** (www.cromwellmint.com) is a busy vibrant casino club. It is located on Cromwell Road in the heart of fashionable South Kensington.

The 41 provincial casinos are located all around the UK, ranging from Glasgow and Edinburgh, to Margate and Torquay. The provincial casinos operate under the brand names of Circus, Stanley and Mint and are complemented by individual branded clubs such as the Midland Wheel in Birmingham and Reading Sporting Club.

In 2006, Stanley Leisure operated an international betting business, primarily in Italy, Belgium, Croatia, Romania and Germany through a network of agencies and betting shops. *(The international betting business was subsequently disposed on 22 March 2007 to focus on Stanley's casino operations).*

Revenue from Genting International's gaming and betting operations in 2006 was S$215.8 million (2005: S$28.45 million). This was largely due to the contributions from Stanley Leisure, which effectively became a subsidiary from 6 October 2006 and from Maxims Casino Club.




GENTING
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International Sales and Marketing Services

Genting International is the exclusive international marketing and sales co-ordinator of Genting Highlands Resort outside Malaysia. It has a network of international sales offices and sales agents in various countries including Hong Kong, Singapore, Thailand, Vietnam, India, China, Indonesia and the Middle East. During the year, new representative offices were set up in Ho Chi Minh City, Vietnam and in Shanghai, China and a branch office was established in the United Arab Emirates. The additional new offices have boosted promotional efforts and increased the number of visitors from these countries to Genting Highlands Resort. Revenue from sales and marketing services amounted to S$18.9 million (2005: S$17.7 million).

IT Application Related Services

eGENTING provides IT related services to the Genting Group and third parties with emphasis on system design, maintenance, upgrade, integration, support and management of IT application services. During the year, revenue from the information technology and related services amounted to S$19.2 million (2005: S$18.5 million).

www.genting.com.my, powered and managed by eGENTING, continued to be Malaysia's highest grossing hospitality web site. Online sales for rooms grew by 115%, with total turnover of RM21.3 million achieved in 2006. During the year, attractive online offers including the value-for-money 888 Deals and exclusive redemption offers with Genting and/or WorldCard points for WorldCard members were actively promoted. A new payment server has been deployed with the latest security capabilities for secure credit card and multi-currency transactions.

The WorldReservations Centre registered more reservation bookings in 2006. Its drive to encourage customers to check their enquiries on Interactive Voice Response and to make bookings via the web and Short Messaging Services has reduced the volume of phone calls by 13% while room bookings grew by 10%.

The eGIT reservations system was implemented for travel agents worldwide to perform end-to-end reservations 24-hour a day at their convenience.

The Document Management and Workflow Application of the Casino Treasury System were implemented to automate the authority limit approval process. The Ticketing Platform was enhanced with tier pricing capabilities to improve sales.

An Electronic Voucher System was also developed for better administration and tracking of vouchers to replace the paper-based voucher system.

The implementation of the Global Hospitality Management System (GhpMS) was extended to the remaining two hotel properties of Resorts World, namely Awana Porto Malai in Langkawi and Awana Kijal, Golf, Beach and Spa Resort in Terengganu in the fourth quarter of 2006. All Resorts World hotel properties now operate on a consolidated property management system for better room management and integration.

The sales and marketing teams of WorldCard customer loyalty programme participated in various travel fairs, business exhibitions and recruitment fairs to promote WorldCard to the public. In 2006, these activities increased membership to over 2.2 million. WorldCard has over 430 participating merchants, covering 2,000 outlets throughout Malaysia, Singapore and Hong Kong.

The Data Centre Shared Services team continued to improve in the areas of integrated support services, disaster recovery services, co-location services, IT service desks and consolidated vendor management during the year.

Other Investments

On 3 February 2006, Genting International acquired interests in three Kensington-based properties in London, namely 99-121 Kensington High Street (a mixed-use retail, office and leisure building with a total net lettable area of over 372,000 square feet), 1 Derry Street (an office building with a total lettable area of 32,200 square feet and located next to 99-121 Kensington High Street) and 25 Kensington Square (a residential building with a total net lettable area of 3,350 square feet). The properties were acquired for £109.4 million through a joint venture company, 808 Holdings Pte Ltd, in which Genting International has a one-third interest.

Genting International holds an 8% interest in Regent Place, Australia's first vertical modern village. The interest is held via Frasers Town Hall Pty Ltd, which is a subsidiary of Frasers Centrepoint Limited, the property arm of Frasers and Neave Group. Regent Place consists of two elegant towers, Lumière (a 56-level residential apartment tower) and Fraser Suites (a residential service tower), both designed by the internationally renowned Foster & Partners.


Awana Genting


Awana Kijal


Awana Porto Malai

AWANA HOTELS & RESORTS

www.awana.com.my

The Awana brand, which comprise three beautifully designed resort hotels in Malaysia achieved a higher overall average occupancy rate of 65% in 2006 (2005: 61%).

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Awana Genting is a cool refreshing five-star highlands resort surrounded by natural greenery at the mid-hill of Genting Highlands Resort. With 430 well-appointed guest rooms, a grand ballroom and 17 function rooms in a relaxed and refreshing environment, the resort is ideal for meetings and functions.

The resort offers an 18-hole championship golf course, heated swimming pools and jacuzzi. Outdoor activities such as horse riding, jungle trekking, abseiling and rock climbing as well as outdoor facilities like longhouses and camping grounds enable guests to enjoy the scenic and natural beauty of the highlands.

During the year, 300 of its existing hotel rooms were refurbished to provide a more comfortable stay for guests. Awana Genting recorded an average occupancy of 61% in 2006 (2005: 63%).

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal, is a five-star holiday and convention beach resort in Kijal, Terengganu, offering 343 rooms and suites with panoramic views of the South China Sea. The resort has the longest private beachfront in Peninsular Malaysia with 7.6km of pristine sandy beach and an 18-hole championship golf course with magnificent view of the sea.

Voted the ***No. 1 Resort In The East Coast*** by the Hospitality magazine for a record third consecutive year, this charming retreat offers banquet, recreational and convention facilities, numerous water sports as well as a traditional Javanese-inspired spa called the Taman Sari Royal Heritage Spa Awana Kijal. The "Joy & Adventurous" programme organised by the resort's team remained a popular weekend in-house entertainment performed for the guests.

During the year, Awana Kijal was the host venue for some major events including the 10th Annual Leaders Consultation Malaysia–Brunei and the Genting Masters & Pro-am Golf Tournament 2006. Awana Kijal achieved a higher average occupancy rate of 68% in 2006 (2005: 64%).

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Awana Porto Malai is a popular holiday resort destination on the legendary island of Langkawi, Kedah. Located by the serene bay of Tanjung Malai, Awana Porto Malai is a 208-room Mediterranean "themed" seafront resort, offering a panoramic view of the famed Dayang Bunting Island of Langkawi. The resort has an extensive range of facilities including a marina, food and beverage outlets, conference rooms, banquet halls and a picturesque 300-metre boardwalk. The resort's swimming pool with a children fun pool is a favourite attraction for families. Awana Porto Malai caters to a wide segment of the market including tourists, company outings and meeting groups.

During the year, Awana Porto Malai attracted close to 100,000 tourists, of which about 30% are foreign visitors of various countries from regions such as the United Kingdom, Europe, North Asia and the Middle East.

Proactive marketing and promotional efforts including tie-ups with airlines and other merchants have enabled the resort to achieve a higher occupancy rate of 68% in 2006 (2005: 51%).

AWANA VACATION RESORTS

www.awanavacation.com

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's timeshare operator with 5,684 timeshare members as at 31 December 2006.

AVRD members are entitled to stay at the numerous hotels in Genting Highlands Resort and the Awana Hotels and Resorts at favourable rates, subject to booking conditions. AVRD is affiliated with Resorts Condominium International (RCI), which allows AVRD's members the access to more than 3,800 affiliated resorts in over 85 countries. AVRD has direct exchange with resorts in Europe, Australia, China, India and Thailand, in addition to Group's resort properties. All room reservations are subject to availability.



STAR CRUISES LIMITED

www.starcruises.com
www.ncl.com
www.orientlines.com

Star Cruises Limited ("Star Cruises"), the Group's associate is the ***leading cruise line in Asia-Pacific*** and ***the third largest cruise operator in the world***, operating a fleet of cruise ships under the *Star Cruises, Norwegian Cruise Line ("NCL"), NCL America, Orient Lines* and *Cruise Ferries* brands.

Star Cruises is a global cruise brand with a combined fleet of 21 ships in service with three new ships due to be delivered by 2010. Its cruises cover destinations and islands in Asia-Pacific, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and the Antarctica.

Two new 93,500-tonne ships, namely ***Pride of Hawaii*** and ***Norwegian Pearl*** were added to the US operations as part of its ongoing fleet renewal programme. The Pride of Hawaii is the third and final vessel to join the NCL America fleet in April 2006, offering Hawaii inter-island cruises. It is the largest US-flagged passenger ship ever built.

The Norwegian Pearl joined the NCL fleet in November 2006. The cruise ship, featuring the industry's first four-lane ten-pin bowling alley, is a reflection of how far NCL has come over the last 40 years as the industry's most innovative cruise line.

The Asian fleet offered a combination of regular and special cruises, providing new destination choices and cruise itineraries on ships like ***SuperStar Virgo*** and ***SuperStar Gemini***.

Having enjoyed a promising inaugural season in India, ***SuperStar Libra*** was deployed to Valetta, Malta in the summer of 2006, to increase the awareness of the Star Cruises brand in new markets. The deployment to the Eastern Mediterranean also provided an opportunity to showcase the Star Cruises product in the Middle East with two special stops in Dubai and Bahrain, prior to the ship's arrival in Valetta. Her return to Mumbai in October 2006 to begin the second season reflects Star Cruises' commitment to grow its presence in India. During the year, maiden calls were initiated by SuperStar Gemini to Kuching, Redang Island and Kota Kinabalu in Malaysia and by SuperStar Virgo to Hua Hin in Thailand.

Star Cruises continued to win numerous awards of excellence including the ***Best Cruise Operator in Asia-Pacific*** by TTG Asia for a record ninth time, *Best Cruise Operator by* the Travel Weekly China Industry Awards 2006 and the inaugural BrandLaureate Award of *Best Brands in Leisure and Hospitality 2006*. Star Cruises won four Products of Excellence awards at the India International Travel Mart Shows 2006 and three Top Destinations awards in the China Outbound Travel Awards 2006 Poll.

The Genting-Star International Management Programme launched in 2005, saw the graduation of the pioneer batch of hospitality students from the Shanghai-based Nanhu Vocational School in March 2006.

Star Cruises & Its Fleet

Star Cruises	Norwegian Cruise Line	NCL America
SuperStar Virgo	Norwegian Dawn	Pride of Aloha
SuperStar Gemini	Norwegian Star	Pride of America
SuperStar Libra	Norwegian Sun	Pride of Hawaii
Star Pisces	Norwegian Spirit	
MegaStar Aries	Norwegian Majesty	
MegaStar Taurus	Norwegian Dream	
	Norwegian Crown	
Cruise Ferries	Norwegian Jewel	**Orient Lines**
Wasa Queen	Norwegian Pearl	Marco Polo
	Norwegian Wind*	
	Norwegian Gem**	
	F3 One+	
	F3 Two++	

* *Will join the Star Cruises fleet in June 2007 and to be renamed as SuperStar Aquarius*
** *Expected delivery in 2007*
+ *Scheduled delivery in 2009*
++ *Scheduled delivery in 2010*



Norwegian Pearl

Tivoli Hot Tub, Norwegian Spirit



The maiden dual arrival of SuperStar Virgo & SuperStar Gemini at the Kota Kinabalu Port on 12 May 2006



Oil Palm Plantation

Exemption No. 82-4962

PLANTATION

www.asiatic.com.my

The Malaysian oil palm industry had a good year with export earnings rising to a record RM31.8 billion and crude palm oil ("CPO") production rising to 15.9 million tonnes. Although continued global demand boosted the industry's average CPO price to RM1,504 per tonne in 2006 (2005: RM1,390 per tonne), strong production and higher stock levels resulted in softer pricing for palm kernel ("PK") to an average of RM905 per tonne in 2006 (2005: RM1,018 per tonne).

In tandem with the industry's performance, the 2006 average selling price per tonne achieved by the Plantation Division for CPO was RM1,520 (2005: RM1,398) and for PK was RM897 (2005: RM1,017). The Division's fresh fruit bunch ("FFB") production recorded a new high of 1.13 million tonnes, due to an increase in mature harvesting area. The higher output was achieved on the back of the Division's increase in planted area, which totalled 59,534 hectares in 2006 (2005: 58,318 hectares).

Another 1,216 hectares were planted with oil palm in the Asiatic Jambongan Estate in 2006. Total mature area in the Asiatic Indah and Asiatic Permai Estates was about 5,000 hectares, contributing some 34,352 tonnes of FFB to the Division.

The Division's six oil mills in Malaysia with a total milling capacity of 255 tonnes per hour, achieved an average oil extraction rate of 20.52% in 2006 (2005: 20.98%). The slightly lower extraction rate was due to higher rainfall recorded, especially in February and December, which flooded some lowland areas of its estates.

The Serian Palm Oil Mill (the joint venture oil mill between the Division and the Sarawak Land Consolidated & Rehabilitation Authority) processed 225,436 tonnes of FFB in 2006, which was 6% lower than the previous year. During the year, the mill achieved average oil and kernel extraction rates of 22.01% and 4.71%, translating into an increase of 3% and 8% respectively, as compared to the previous year.

PLANTATION STATISTICS

Area (Hectares)	Oil Palm		Others		Titled Area	
	2006	2005	2006	2005	2006	2005
Mature	53,968	51,068	-	-	53,968	51,068
Immature	5,566	7,250	-	-	5,566	7,250
Total Planted Area	59,534	58,318	-	-	59,534	58,318
As a percentage (%)	100	100	-	-	100	100
Clearing/Planting in progress/Unplanted Jungle Area	-	-	17,418	4,665	17,418	4,665
Labour Lines, Buildings Infrastructure, etc.	-	-	2,858	2,681	2,858	2,681
Property Development	-	-	415	340	415	340
Total Area	59,534	58,318	20,691	7,686	80,225	66,004
Percentage Over Titled Area (%)	74.2	88.4	25.8	11.6	100	100
Production (mt)	1,132,026	1,099,285	-	-	-	-
Yield Per Mature Hectare (mt/kg)	21.4	22.1	-	-	-	-
Average Selling Price						
CPO (RM/mt)	1,520	1,398	-	-	-	-
Palm Kernel (RM/mt)	897	1,017	-	-	-	-



Nursery at Ketapang Land, Indonesia



Residential developments in Asiatic Indahpura, Johor

The Division commenced the development of its 98,300-hectare joint venture operations in Kalimantan, Indonesia. The joint venture operations will be developed over a 10-year period. The first site preparation for pre-nursery and main nursery comprising 30 hectares, began in early May and was completed in June 2006. The site preparation works for another 48 hectares began in October and was completed in late November. As at year-end, more than 40% of the seeds sown were transplanted from the pre-nursery to the main nursery to cater to the planting of Phase 1 in 2007.

PROPERTY
www.asiatic.com.my

The Property Division recorded an 8% increase in revenue to achieve a total of RM107.9 million in 2006 (2005: RM100.2 million), despite a challenging property market environment arising from higher oil prices, interest rates and utility tariffs. The Division's profit before tax in 2006 was RM25.7 million (2005: RM23.2 million).

The Division is led by Asiatic Land Development Sdn Bhd, which develops the Asiatic brand of properties.

Asiatic Indahpura, the Division's flagship project of mixed residential and commercial developments in Johor was the key contributor to the Division, with sales of RM64.9 million in 2006. The sales were mainly derived from its newly launched double-storey and single-storey terrace houses. The Division's one-stop automotive centre, the Asiatic Indahpura Car City continued to grow with the establishment of 6 new units of car service centres, in addition to the existing 5 car showrooms and 4 service centres.

Asiatic Cheng Perdana in Melaka continued to generate good revenue of RM10.2 million, despite being at the tail end of its development. The revenue is mainly contributed from the progress billings of its single-storey terrace houses under construction.

The development activities in **Asiatic Permaipura**, Kedah were relatively subdued due to market conditions. On the other hand, the Permaipura Golf and Country Club, one of the popular golf clubs in Kedah, performed reasonably well despite strong competition from surrounding golf clubs. Asiatic Permaipura continued its marketing efforts by introducing innovative tournament packages to attract more local and foreign golfers to the club.

The **Kijal Beach Resort Apartments**, which are strategically located beside Awana Kijal Golf, Beach & Spa Resort in the east coast of Terengganu, continued to enjoy good tenancy and registered an average rental occupancy rate of 68% in 2006. The 89 units of apartments offer panoramic views of the South China Sea and overlook Awana Kijal's 18-hole championship golf course.

Commercial developments in Asiatic Indahpura, Johor



Kijal Beach Resort Apartments, Terengganu





Meizhou Wan Power Plant, China

POWER

www.gentingsanyen.com

Genting Power Holdings Limited

The Power Division is spearheaded by 100%-owned Genting Power Holdings Limited.

The division's crown jewel is the 720MW Kuala Langat power plant, strategically located at the Genting Sanyen Industrial Complex, a few minutes' drive from Kuala Lumpur International Airport. The plant is operated by the Group's subsidiary Genting Sanyen Power Sdn Bhd, which is an Independent Power Producer in Malaysia. The gas-fired combined cycle power plant, in its eleventh year of full commercial operations in 2006, remained highly ranked in the merit order despatch schedule of Tenaga Nasional Berhad, Malaysia's national utility group.

A significant milestone was reached on 26 May 2006, when the Division acquired the remaining 73.8% interest in China-based Meizhou Wan power plant and a 100% interest in its project management company for US$155.3 million. This has enabled the Group to operate its first 100%-owned power plant and has increased the Group's net attributable capacity by 59% to a total of 1,450MW in 2006.

During the year, the Division's revenue surpassed the RM1 billion mark to RM1 325.8 million (2005: RM701.1 million), while profit before tax was RM458.6 million (2005: RM266.8 million). The significantly higher performance was mainly due to contributions from the four power plants in China, acquired in December 2005 and May 2006.

The 724MW Meizhou Wan coal-fired power plant in Fujian Province spearheads the power generation operations of the Division in China. The Division has interests in three other power plants in Jiangsu Province, comprising 109MW Suzhou gas-fired combined cycle power plant (60%-owned), 76MW Nanjing diesel-fired open cycle power plant (80%-owned) and 42MW Wuxi gas-fired open cycle power plant (60%-owned).

In India, the Division's two power plants, namely Lanco Kondapalli and Aban Power continued to perform well in 2006. The Division has a 30% interest in 368MW Lanco Kondapalli, a gas-fired combined cycle power plant in Andhra Pradesh, that is operated and maintained by Genting Lanco Power Private Ltd, a 74%-owned subsidiary of the Group.

The Division has a 36.26% interest in Aban Power, a 113MW gas-fired combined cycle plant in the Tanjore District of Tamil Nadu, which began commercial operations in August 2005. All electricity generated by the Aban Power plant is contracted to the Tamil Nadu Electricity Board, the state electricity distributor, under a power purchase agreement.



Kuala Langat Power Plant, Malaysia



Lanco Kondapalli Power Plant, India


Nanjing power plant
Wuxi power plant
Suzhou power plant
Meizhou Wan power plant
Lanco Kondapalli power plant
Aban power plant
Kuala Langat power plant

Location Map of Genting Power Plants



Paper rolls at Genting Sanyen Industrial Complex, Malaysia

Exemption No. 82-[illegible]

MANUFACTURING

www.gentingsanyen.com

Genting Industrial Holdings Limited

The Manufacturing Division, led by Genting Sanyen (M) Sdn Bhd, is the largest integrated paper and packaging manufacturer in Malaysia. In 2006, the Division registered revenue of RM536.4 million (2005: RM504.4 million), due to higher average selling prices. Profit before tax in 2006 was RM45.4 million (2005: RM47.3 million).

The Division's main manufacturing facilities are located at the integrated Genting Sanyen Industrial Complex ("Complex"), near Kuala Lumpur International Airport. The Complex accommodates a paper mill (with two paper machines), a 720MW power plant, a Central box plant, a waste-to-energy plant, raw water and waste water treatment plants and the Division's operations head office.

The Division's paper mill maintained a high average production efficiency of 97% and produced over 260,000 tonnes of industrial brown paper in 2006.

The Division operates two of the most modern box plants in Malaysia, located in Prai, Penang and in the Complex.

Three new printers were installed at the Northern Box Plant in Prai, increasing its converting capacity to 4,000 tonnes per month. The box plants improved on its productivity and provided value-added services to its customers, such as offering innovative designs and cost-effective proposals in their supply chain of packaging boxes. *(On 16 March 2007, the Group announced the divestment of its paper and packaging business for a total cash consideration of RM745 million to CVC Asia Pacific Ltd.)*

Genting Bio-Oil's first pilot plant in Ayer Item, Johor was commissioned in 2006. Genting Bio-Oil is made from waste generated from oil palm plantations, such as empty fruit bunches. It can be used in a wide variety of applications, including direct co-combustion at power plants and boilers for heat and electricity generation. Combustion trials were undertaken in Japan and Europe during the year.

The Division continued to develop ***Rite Wood***, an innovative wood plastic composite product that can be used as an alternative building material. Marketing efforts were implemented to promote the environmental-friendly product to overseas markets, such as South Korea and Australia.





GENTING Bio-Oil

Breakthrough Technology for Renewable Energy


PRE-TREATMENT
PYROLYSIS
OUTPUT
GENTING
BIO OIL

Oil palm empty fruit bunches

The process development of Genting Bio-Oil

OIL AND GAS

www.gentingoil.com

Genting Oil & Gas Limited


Zhuangxi Buried Hill Oilfield
West Salawati PSC
Muturi PSC
North West PSC
Anambas PSC

The Oil & Gas Division, spearheaded by 95%-owned Genting Oil & Gas Limited ("GOGL"), is primarily involved in the exploration and production of oil and gas. It has operations and offices in China, Indonesia and Morocco. Genting Oil & Gas Sdn Bhd provides management and technical services to the Division.

It was a productive year for the Division. Three exploration wells were successfully drilled in Indonesia and a new petroleum contract was acquired in offshore Morocco. The Division's revenue rose by 20% to reach RM141.3 million in 2006 (2005: RM117.9 million) and profit before tax in 2006 was RM51.0 million (2005: RM50.9 million).

In **China**, GOGL's subsidiary Genting Oil & Gas (China) Limited ("GOGC") continued with its operations at the onshore Zhuangxi Buried Hill Oilfield in Shandong Province. During the year, in-fill drilling and work-overs succeeded in maintaining the oil production and a new 3D seismic survey was processed and interpreted. In 2006, the oilfield produced 209,250 tonnes of oil, which was equivalent to 1.44 million barrels (2005: 192,896 tonnes). GOGC was entitled to 100,357 tonnes (equivalent to 0.688 million barrels) of this oil (2005: 105,357 tonnes or 1.32 million barrels). In 2006 the oil was sold to Sinopec at an average of US$55.50 per barrel (2005: US$47.06 per barrel).

In **Indonesia**, the Division has interests in three Production Sharing Contracts ("PSCs") with BPMIGAS (Indonesia's oil and gas supervisory body), namely the 100%-owned Anambas PSC, 100%-owned Northwest Natuna PSC and 49.99%-owned West Salawati PSC. The Anambas PSC is operated by Sanyen Oil & Gas Pte Ltd, the Northwest Natuna PSC is operated by Genting Oil Natuna Pte Ltd, while the West Salawati interest is held by Genting Oil Salawati Pte Ltd. Each PSC has a three-year work commitment comprising 3D seismic and one exploration well.

During the year under review, an exploration well on the Anambas PSC called 'Anambas-1X' was drilled and tested during July and August. Several hydrocarbon-bearing sandstones were intersected by this well. An upper sand was tested at 15.6 mscfgd (million standard cubic feet of gas per day) and a lower sand was tested at 488 barrels of condensate per day. Further studies are underway and appraisal drilling is being considered to determine the size of the gas and condensate reserves as well as their commercial viability.

On the Northwest Natuna PSC, two exploration wells were drilled on the Ande Ande Lumut ("AAL") Oil Discovery from September to November. Both wells (AAL-2X-R and AAL-3X) intersected a number of oil-bearing sandstones, the most important of which was a 36 metre to 44 metre thick 'K' Sand. This K Sand was tested in AAL-3X at a restricted flow rate of 1,210 barrels of oil per day ("bopd") and a deeper sand was tested at a restricted flow rate of 525 bopd. The results of these wells were very encouraging. A feasibility study is underway to determine the significance of this AAL Oil Discovery and its development potential.

The West Salawati PSC is operated by PearlOil (Salawati) Limited and encompasses onshore areas of Salawati Island and surrounding offshore areas of the Seram Sea and Sele Straits. During the year, a 3D seismic survey of 134 square kilometres was acquired and processed over the Cilipgo area of Salawati Island.

The Division continued to monitor its future deferred consideration rights (under a 2001 contract with BP Global Investments Ltd) to long-term cash flows from the Muturi PSC in West Papua. This 'deferred consideration' is expected to begin at the end of 2008 when the Tangguh Liquefied Natural Gas ("LNG") Plant begins producing and selling gas from the Muturi PSC. At the end of 2006, over 60% of the first two Tangguh LNG Trains and related facilities had been completed and international financing of US$2.6 billion had been raised by the Tangguh partners. This 'deferred consideration' has not been recognised in the financial statements, as the amount cannot be quantified at this time.

In **Morocco**, Genting Oil Morocco Limited signed a Petroleum Agreement with ONHYM (the Moroccan state oil company) on 18 May 2006 to operate and own 75% of the Ras Juby Offshore area, which contains the Cap Juby Heavy Oil Discovery. This agreement, effective 11 July 2006, covers an area of 2,000 square kilometres, located offshore Tarfaya on the Atlantic coast of Morocco. The Ras Juby Offshore Agreement has an initial two-year commitment of 3D seismic data, which is to be acquired, processed and interpreted. In December 2006, a 3D seismic survey covering 510 square kilometres was acquired across the Cap Juby Heavy Oil Discovery and an office was established in the Moroccan capital of Rabat.


Drilling activities


Testing of the exploration well on the Anambas PSC, Indonesia



Tan Sri Lim Kok Thay (centre) with some of the Group's 25-year long service award recipients



Resort World Bhd - 18th Senior Managers' Conference

HUMAN RESOURCES

The Group adopts a corporate philosophy that values its employees and emphasises the development of human resources. Over the years, the Group has expanded to comprise a global team of dedicated and motivated professional managers who have blended modern management techniques with traditional values of hard work, perseverance and integrity.

As at 31 December 2006, Genting Berhad and its subsidiaries have 22,903 employees. A total of about 2,000 employees were honoured with Long Service Awards ranging from 5, 10, 15, 20 and 25 years of service.

Together with its associate, Star Cruises, the Genting Group's workforce stood at about 41,500 employees located globally.

Among the training conferences and team-building events held were the Resorts World's 13th Group HR Conference at Awana Genting, Malaysia with the theme "Transforming HR to Delivering World Class Customer Service, Resorts World's 18th Senior Managers' Conference at Sentosa Resort and Spa, Singapore with the theme "Achieving Competitive Advantage Through Employee Innovation", Asiatic's 26th Management Conference in Chiang Mai, Thailand with the theme "Action Plans To Raise Yield", Genting Sanyen's Senior Management retreat in China, Executive Team-building workshops and Annual Family Days.

The Balanced Scorecard Performance Management was implemented across the Group during the year to ensure that employees who contributed positively to the Group's success are identified and rewarded.

In 2006, Resorts World launched the 3R Initiatives, which focused on Right People, Right Environment and Right Motivation. A service excellence reward program was implemented to reward front line employees for any excellent service rendered.

During the year, over 30 specially designed training programmes were conducted for executives of the Genting Group, emphasising on skills development in areas such as communications, customer service, information technology, quality management, management development, personal development, operations management for hotels and theme parks.

40 management trainees in the Group successfully completed their training and were deployed to various departments and business units in 2006. In addition, graduates were recruited to undergo the Institute of Chartered Accountants in England & Wales (ICAEW) Finance Trainee programme and the Chartered Institute of Management Accountants (CIMA) programme. The Group is one of the first non-audit firms awarded as the Authorised Training Organisation for ICAEW outside the UK.

The hostel facilities at Genting Highlands Resort were progressively upgraded to enhance the comfort and lifestyle of employees in 2006. The new residential staff complex, to be ready by July 2007, will further boost the accommodation facilities for employees residing at the Resort.

The Group via eGENTING initiated the eGO programme in 2006, which focused on enhancing team spirit and employee service standards. The division also introduced remote agent solutions, which provide the option for eGENTING's customer relationship officers to work from home.

In encouraging young Malaysians to pursue their dreams and expand their higher learning knowledge, 23 students received scholarships from the Group in 2006. The scholarships covered diverse fields such as management, administration, marketing, hotel/tourism, mathematics/statistics, electrical power engineering, mechanical engineering, electrical & electronic engineering and park & recreation management.

Genting Sanyen Group - Senior Management Retreat


GENTING SANYEN GROUP
SENIOR MANAGEMENT RETREAT
5 - 12 August 2006

Asiatic Development Berhad - 26th Senior Managers' Conference


ASIATIC DEVELOPMENT BERHAD




GENTING GROUP
GENTING GROUP

Y Bhg Tan Sri Alwi Jantan (centre right) and Y Bhg Tan Sri Mohd Amin (centre left) with recipients from various welfare organisations

Genting Group participating in the Kuala Lumpur Rat Race 2006

COMMUNITY SERVICES

As a socially responsible corporation, the Group is focused on contributing positively to the development of the economy, community welfare, care for the environment and tourism sports for the country.

Financial support was provided to many charitable homes and bodies throughout Malaysia, including the Society of the Orthopaedically Handicapped, Kiwanis Down Syndrome Foundation, Serdang Old Folks Home, Good Samaritan Home, Malaysian Association for the Blind, Shepherd's Centre Foundation, Special Children Society of Ampang and Selangor/Federal Territory Association for Retarded Children. A total of 1,082 underprivileged children from 25 welfare homes were treated to fun times at the Resort in 2006.

In advocating better healthcare in Malaysia, the Group supported health-related organisations such as PRIDE, MAKNA, National Cancer Society, Heart Foundation of Malaysia, Yayasan Kebajikan SSL Haemodialysis, Cancerlink Foundation, IJN Foundation, Thalassaemia Association of Malaysia, Malaysian Mental Health Association, Arthritis Foundation of Malaysia and the Alzheimer's Disease Foundation Malaysia.

Local community initiatives undertaken included providing financial support to build a kindergarten and community hall for Tamu Hill Park in Batang Kali, providing the landscaping work for Felda Bukit Tajau, Pahang and funding the dialysis machines for the District of Raub.

The Genting Group participated for a second consecutive year in the Kuala Lumpur Rat Race 2006, which benefited 12 charitable bodies in Malaysia. The Group's first-ever cheerleading team and cheer squads took part in this event and together with Genting Theme Park's popular mascots, fostered great team spirit and provided lively support for the runners.

In Singapore, the Group via Genting International was a key sponsor to the SGX Bull Run 2006, an event that benefited 13 charity organisations in Singapore.

Financial support was extended to non-governmental organisations that provided care and assistance to various fields, including the Yayasan Budi Penyayang, MERCY Malaysia, St. John Ambulance Malaysia, Malaysian Nature Society, Malaysian AIDS Foundation, Malaysia Crime Prevention Foundation and Force of Nature Aid Organisation. In recognition of the uniformed bodies that served the nation, the Group contributed to the Ex-Police Association of Malaysia, Peace Foundation of Retired Senior Police and Military Officers and the Fire and Rescue Services of Kuala Kubu Bharu and Kuala Lumpur.

Numerous education and research-related organisations in the country received our support, including the Malaysian Institute of Economic Research, Asian Strategy and Leadership Institute, Malaysian Institute of Management, Women's Institute of Management and Asian Institute of Management. This support was also extended to some local schools that required funding for infrastructure development and maintenance.

In promoting the development of sports, financial support was extended to the Football Association of Malaysia, Pahang Volleyball Association, Selangor Tennis Association, Sultan Ahmad Shah Veteran's Hockey Team, Yoshinkan Aikido International Festival, Federal Territory Amateur Athletics Association and Pahang Football Association. The Group continued its long-term partnership with renowned sporting events, including the prestigious Le Tour de Langkawi and KL International Marathon, as well as its charter membership with SportExcel.

YA Bhg Tun Mohd Hanif Omar (second from left) presenting a mock cheque to Alzheimer's Disease Foundation's patron Y Bhg Datin Seri Wendy Ong, witnessed by YB Dato' Seri Ong Ka Ting, Minister of Housing and Local Government

Dato' Anthony Yeo Keat Seng (centre) hosted children from local schools during the Genting 41st Anniversary and 49th Merdeka Day celebrations


GENTING
JOINT SPONSOR
UNFORGETTABLE TERESA TENG DINNER CONCERT
IN AID OF


GENTING

RECOGNITION

The Genting Group has received numerous recognitions for its commitment to high quality standards and management excellence. Major awards of excellence received in 2006 include:

- Genting Berhad - ***Best Investor Relations in the Singapore Market by a Malaysian Company*** by Investor Relations Magazine South East Asia Awards 2006.
- Genting Group - ***Asia's Best Companies on Corporate Governance*** by Corporate Governance Asia Recognition Awards 2006.
- Genting Group - ***Best Managed Company in the Gaming Sector*** of Asia's Best Managed Companies 2006 by Euromoney.
- Genting Berhad - ***No. 7 in Best Managed Company*** of Asia's Best Companies 2006 - Malaysia by Finance Asia.
- Genting Highlands Resort - ***Asia's Leading Casino Resort*** by World Travel Awards 2006.
- Genting Highlands Resort - ***Malaysia's Leading Resort*** by World Travel Awards 2006.
- Resorts World Bhd - ***Best Brands in Leisure & Hospitality*** at The BrandLaureate Awards 2006 – 2007 by Asia Pacific Brands Foundations.
- First World Hotel - ***World's Largest Hotel*** under the Feats of Engineering for Big Buildings by Guinness World Records.
- First World Hotel - ***World's Largest Hotel*** by Ripley's Believe It or Not.
- Awana Kijal Golf, Beach & Spa Resort - ***No. 1 Resort in the East Coast*** by Hospitality magazine 2006.



Mr. Lee Choong Yan, President & Chief Operating Officer (centre right) receiving the ***Best Brand in Leisure & Hospitality*** *award for Resorts World Bhd*



Genting Berhad
Best Investor Relations in the Singapore Market by a Malaysian Company
(Investor Relations Magazine South East Asia Awards 2006)



Genting Group
Asia's Best Companies on Corporate Governance
(Corporate Governance Asia Recognition Awards 2006)



Genting Highlands Resort
- Asia's Leading Casino Resort
- Malaysia's Leading Casino Resort
(World Travel Awards 2006)


EUROMONEY

Genting Group
Best Managed Company in the Gaming Sector
(Euromoney)

- Star Cruises - ***Best Cruise Operator in Asia-Pacific*** for a ***record ninth time*** at the TTG Travel Awards 2006.
- Star Cruises - ***Best Brands in Leisure & Hospitality*** at The BrandLaureate Awards 2006 – 2007 by Asia Pacific Brands Foundations.
- Star Cruises - ***Best Cruise Operator*** by the Travel Weekly China Industry Awards 2006.
- Star Cruises - ***Best Product Promotion International*** by India International Travel Mart 2006.
- Star Cruises - ***Best Unique Product International*** by India International Travel Mart 2006.
- Star Cruises - ***Top 10 Family Travel Destinations*** by China Outbound Travel Mart 2006.
- Star Cruises - ***Top 10 Incentive Travel Destinations*** by China Outbound Travel Mart 2006.
- Star Cruises - ***Top 10 Honeymoon Destinations*** by China Outbound Travel Mart 2006.

Corporate Governance

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code")

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, four meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	3
Tun Mohammed Hanif bin Omar	4
Tan Sri Mohd Amin bin Osman	4
Dr R. Thillainathan	4
Mr Quah Chek Tin	3
Dato' Paduka Nik Hashim bin Nik Yusoff	3
Tan Sri Gunn Chit Tuan	3
Tan Sri Dr. Lin See Yan	4

(ii) Board Balance

During the financial year, the Board had eight members, four executive Directors and four non-executive Directors. Three of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Gunn Chit Tuan as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent – minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 12 to 13 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the then Research Institute of Investment Analysts Malaysia. Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The following are courses and training programmes attended by the Directors in 2006 :

- 18th Resorts World Bhd Senior Managers' Conference 2006
- Technology, Entertainment and Design Conference
- Information Security for Board Members, Directors and Senior Management
- Financial Reporting Standards ("FRS") Briefing
- Executive Workshop on Anti-Money Laundering (AML) and Counter-Financing of Terrorism (CFT)
- The Monaco Experience in Creating a Luxury Destination: Lesson from Europe
- The 2007 Budget
- Tax Update on Recent Public Rulings relating to Employment Income
- 26th Management Conference (Plantation Division)
- Regulation of the Securities Market – Insider Trading, False Trading and Market Rigging
- Succession Planning for Success
- Assistant Manager's Conference 2006 (Plantation Division – West Malaysia)
- Brainstorming Session & Strategic Planning Discussions & an Analyst's Perspective on Exchange Valuations
- Malaysia & Singapore – Unexplored Synergies
- The Power of the Idea – An Academic Symposium Exploring Harvard University's Outreach in South Asia
- Turning Execution into Competitive Advantage
- Making Biofuel from Palm Oil " Issues, Challenges & Opportunities"
- Independent Non-Executive Directors: The Way Forward
- Intangibles Assets, Purchase Price Allocation and Impairment Testing (in particular that of goodwill & Matter relating to Business Combinations)
- All about Merger & Acquisition & Global Exchanges Trend
- Oversight Role: New Challenges, Emerging Trends & The Way Forward
- Compensation, Nomination & Audit Committees: Preparing for the Challenges Ahead
- Global Leadership Forum 2006
- Corporate Governance: Implementing Best Practices in Finance
- South Asia and Globalisation: On Ethics, Culture and Corporate Social Responsibility
- Corporate Governance Expert Working Group Roundtable on National Integrity Issues
- Strategy: Building and Sustaining Competitive Advantage
- Financial and Tax Implications of Using Treasury Shares
- Taking Charge: Leaders in Action
- Workshop on IFRS 4/SFRS 104 Accounting
- Asset Liability Management
- Blue Ocean Leadership
- The Oil & Gas Industry

(v) Re-election

The Articles of Association of the Company provides that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provides that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 83 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at www.genting.com which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with the MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities in Malaysia and which give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 54 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's financial statements, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 40 to the financial statements under "Significant Related Party Transactions and Balances" on pages 113 to 114 of this Annual Report.

Audit Committee Report

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Mr Quah Chek Tin	Member/Non-Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2006

The Committee held a total of six (6) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri Gunn Chit Tuan	*6
Dato' Paduka Nik Hashim bin Nik Yusoff	*3
Tan Sri Dr. Lin See Yan	*6
Mr Quah Chek Tin	4
Tan Sri Lim Kok Thay	2

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2006

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:

  (a) changes in or implementation of major accounting policy changes;

  (b) significant and unusual events; and

  (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2006;

viii) considered the re-appointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2006; and

x) reviewed the reports submitted by the Risk and Business Continuity Management Committee of the Company.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. **Composition**

  (i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

    (a) must be a member of the Malaysian Institute of Accountants; or

    (b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

      (aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

(c) fulfils such other requirements as prescribed by Bursa Malaysia Securities Berhad ("Bursa Malaysia").

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. **Authority**

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. **Responsibility**

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia's Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. **Functions**

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. **Meetings**

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The head of finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. **Secretary and Minutes**

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

Statement On Internal Control

The Board's Responsibilities
In relation to internal control, pursuant to the requirements under the Malaysian Code of Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad ("Bursa Securities "), the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them, and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of Genting Group of companies' ("the Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process
The Group employs the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes. The risks to the Group's strategic objectives are assessed at the Group and company level.

The Risk and Business Continuity Management Committees ("RBCMCs") established at Genting Berhad ("GB") and its principal subsidiaries are responsible for ensuring the effectiveness of the risk management process and implementation of risk management policies in their respective companies. The RBCMC of GB comprises senior management of the Group and is chaired by the Executive Vice President – Finance of GB, whereas the RBCMCs of the principal subsidiaries comprise their respective senior management headed by their respective Chief Financial Officers/Heads of Finance.

The key aspects of the risk management process are:-

- Business/Operations Heads undertake to update their risk profiles on a six monthly basis from the previous update and issue a letter of assurance to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- The risk profiles, control procedures and status of the action plans are reviewed on a regular basis by the Group Risk Manager with the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis the RBCMC of the respective companies meet to review the progress of the implementation of action plans of their respective companies and a consolidated risk management report summarizing the significant risks and/or status of action plans of the respective companies are presented quarterly to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

The Internal Control Processes
The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management and Internal Audit on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorization limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals, which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Executive Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget, which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by the Group Executive Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses.

Business continuity management is regarded an integral part of the Group's risk management process. In this regard to minimize potential business disruptions either due to failure of critical IT systems and/or operational processes, some of the subsidiaries and key operating units have commenced implementation of business continuity plans while others are in the process of implementing them.

The Board in issuing this statement has taken into consideration the state of internal control of the associated company, Serian Palm Oil Mill Sdn Bhd and the representations made by the Group's principal associated companies, Star Cruises Limited and Lanco Kondapalli Power Private Limited in respect of their state of internal control.

For the year under review, Landmarks Berhad ("LB") is accounted for as an associated company in the financial statements of the Group following the Group's acquisition of a 25.1% equity interest in LB. However, as the Group has no representation on the board or management of LB, and in view that LB is also listed on Bursa Securities, the Board has considered the disclosures, the publicly available information and the statement on internal control as contained in LB's annual report in considering the state of LB's internal control in the issuance of this statement.

The Internal Audit Function
The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

Directors' Report and Statement Pursuant to Section 169(15) of the Companies Act, 1965

The Directors of **GENTING BERHAD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration, development and production activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 41 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit before taxation	2,749.8	860.5
Taxation	(507.3)	(234.9)
Profit for the financial year	2,242.5	625.6

CONSOLIDATION OF SUBSIDIARIES WITH DIFFERENT FINANCIAL YEAR END

The Companies Commission of Malaysia ("CCM") has on 21 September 2006 granted an order pursuant to Section 168(8) of the Companies Act, 1965 approving the application by the Company to allow its two indirect subsidiaries incorporated in India, namely Genting Lanco Power (India) Private Limited and Genting India Travel Services Private Limited to adopt a financial year end which does not coincide with that of the Company until such time when there is a change in the Income Tax Act of India relating to financial year end, subject to the following conditions:

i. The Company is to inform CCM in the event there is any change to the Income Tax Act of India in relation to the financial year end;

ii. The Company is to ensure compliance with the Ninth Schedule of the Companies Act, 1965 and FRS (Financial Reporting Standard) 127 – Consolidated and Separate Financial Statements pertaining to the preparation of Consolidated Accounts; and

iii. The Company is required to report this approval in its Directors' Report.

The twelve months financial results of the above indirect subsidiaries have been prepared in the form and content appropriate and proper for the purposes of the preparation of the consolidated accounts.

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 19.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM96,497,080.24 in respect of the financial year ended 31 December 2005 was paid on 28 July 2006; and

(ii) an interim dividend of 12.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM60,962,722.25 in respect of the financial year ended 31 December 2006 was paid on 31 October 2006.

The Directors recommend payment of a final dividend of 20.0 sen less 27% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM107.9 million.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year, 483,000 ordinary shares of 50 sen each fully paid at the subscription price of RM14.34 per share and 8,000 ordinary shares of 50 sen each fully paid at the subscription price of RM13.08 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"), all of which ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

On 18 December 2006, 33,000,000 ordinary shares of 50 sen each fully paid were issued to institutional investors at an issue price of RM31.50 per share pursuant to a private placement, all of which ordinary shares rank pari passu with the existing ordinary shares of the Company.

There were no issue of debentures during the financial year.

The following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2006:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	14.34	5,118,000
2/2002	11 August 2012	13.08	21,000
			5,139,000

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Mohd Amin bin Osman
Dr. R. Thillainathan
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan*

**Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company and Resorts World Bhd, Asiatic Development Berhad and Genting International P.L.C., all of which are subsidiaries of the Company as set out below:

Interest in the Company

Shareholdings in the names of Directors	**1.1.2006**	**Acquired/(Disposed)**	**31.12.2006**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	3,433,800	(1,500,000)	1,933,800
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Mohd Amin bin Osman	134,000	63,000	197,000
Dr. R. Thillainathan	-	32,000/(32,000)	-
Mr Quah Chek Tin	1,000	63,000/(63,000)	1,000

Share Option in the names of Directors	**1.1.2006**	**Offered/(Exercised)**	**31.12.2006**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Mohd Amin bin Osman	374,000	(63,000)	311,000
Dr. R. Thillainathan	186,000	(32,000)	154,000
Mr Quah Chek Tin	374,000	(63,000)	311,000

Interest In Resorts World Bhd

Shareholdings in the names of Directors	**1.1.2006**	**Acquired/(Disposed)**	**31.12.2006**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Option in the names of Directors	**1.1.2006**	**Offered/(Exercised)**	**31.12.2006**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000

Interest In Asiatic Development Berhad

Shareholdings in the names of Directors	**1.1.2006**	**Acquired/(Disposed)**	**31.12.2006**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	577,000	741,000

Share Options in the names of Directors	1.1.2006	Offered/(Exercised)	31.12.2006
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	-	825,000
Tan Sri Mohd Amin bin Osman	825,000	(577,000)	248,000

Interest In Genting International P.L.C.

Shareholdings in the name of Director	1.1.2006	Acquired/(Disposed)	31.12.2006
	(Number of ordinary shares of USD0.10 each)		
Tan Sri Lim Kok Thay	20,000	-	20,000

Share Option in the names of Directors	1.1.2006	Offered/(Exercised)	31.12.2006
	(Number of unissued ordinary shares of USD0.10 each)		
Tan Sri Lim Kok Thay	5,000,000	-	5,000,000
Tun Mohammed Hanif bin Omar	1,000,000	-	1,000,000
Tan Sri Mohd Amin bin Osman	1,000,000	-	1,000,000
Dr. R. Thillainathan	1,500,000	-	1,500,000
Mr Quah Chek Tin	1,500,000	-	1,500,000
Dato' Paduka Nik Hashim bin Nik Yusoff	1,000,000	-	1,000,000
Tan Sri Gunn Chit Tuan	1,000,000	-	1,000,000
Tan Sri Dr. Lin See Yan	1,000,000	-	1,000,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a 55.1% owned subsidiary of the Company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International P.L.C., a 54.9% owned subsidiary of the Company.

(iii) Tan Sri Mohd Amin bin Osman has been retained by Resorts World Bhd, a 53.3% owned subsidiary of the Company to provide advisory services.

(iv) Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company has previously extended a housing loan to Dr. R. Thillainathan to enable him to acquire a home.

Tan Sri Lim Kok Thay and Mr Quah Chek Tin are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Mohd Amin bin Osman and Tan Sri Gunn Chit Tuan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 55 to 123 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the MASB Approved Accounting Standards for Entities Other Than Private Entities in Malaysia and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Kuala Lumpur
28 February 2007

Income Statements

for the Financial Year Ended 31 December 2006

Amounts in RM million unless otherwise stated

	Note(s)	Group		Company	
		2006	2005 Restated	**2006**	2005
Revenue	5 & 6	**6,943.8**	5,454.1	**854.4**	564.2
Cost of sales	7	**(3,955.0)**	(2,993.1)	**(63.3)**	(53.8)
Gross profit		**2,988.8**	2,461.0	**791.1**	510.4
Other income		**695.5**	501.7	**153.1**	149.1
Selling and distribution costs		**(90.5)**	(92.4)	**-**	-
Administration expenses		**(251.9)**	(204.7)	**(9.2)**	(10.5)
Other expenses	8	**(217.3)**	(119.2)	**(1.5)**	(45.2)
Profit from operations		**3,124.6**	2,546.4	**933.5**	603.8
Finance cost		**(212.6)**	(152.9)	**(73.0)**	(43.4)
Share of results in jointly controlled entities		**(0.4)**	(0.2)	**-**	-
Share of results in associates		**(161.8)**	41.0	**-**	-
Profit before taxation	5, 9, 10 & 11	**2,749.8**	2,434.3	**860.5**	560.4
Taxation	12	**(507.3)**	(622.6)	**(234.9)**	(149.8)
Profit for the financial year		**2,242.5**	1,811.7	**625.6**	410.6
Attributable to:					
Equity holders of the Company		**1,504.2**	1,247.0	**625.6**	410.6
Minority interests		**738.3**	564.7	**-**	-
		2,242.5	1,811.7	**625.6**	410.6
Earnings per share for profit attributable to the equity holders of the Company:					
- basic (sen)	13	**212.87**	176.95		
- diluted (sen)	13	**211.09**	176.05		
Gross dividends per share (sen)	14	**32.0**	29.0		

The notes set out on pages 63 to 123 form part of these financial statements.

Balance Sheets

as at 31 December 2006

Amounts in RM million unless otherwise stated

	Note	Group 2006	Group 2005 Restated	Company 2006	Company 2005
ASSETS					
Non-Current Assets					
Property, plant and equipment	15	**9,511.3**	6,482.8	**5.1**	6.3
Land held for property development	16	**488.8**	488.0	**-**	-
Investment properties	17	**30.1**	28.9	**-**	-
Biological assets	18	**445.3**	429.7	**-**	-
Intangible assets	19	**5,438.2**	140.7	**-**	-
Subsidiaries	20	**-**	-	**3,367.9**	2,413.6
Jointly controlled entities	21	**1.3**	36.1	**-**	-
Associates	22	**2,493.9**	2,491.5	**-**	-
Other long term investments	23	**258.8**	1,188.9	**-**	-
Amount due from subsidiaries	20	**-**	-	**855.2**	864.4
Long term receivables	26	**21.3**	55.5	**-**	-
Deferred tax assets	24	**13.1**	9.4	**6.3**	3.2
		18,702.1	11,351.5	**4,234.5**	3,287.5
Current Assets					
Property development costs	16	**104.2**	111.4	**-**	-
Inventories	25	**446.6**	349.1	**-**	-
Trade and other receivables	26	**859.2**	661.2	**19.9**	19.9
Amount due from subsidiaries	20	**-**	-	**446.1**	550.9
Amount due from jointly controlled entities	21	**17.2**	0.6	**-**	-
Amount due from associates	22	**1.8**	0.8	**-**	-
Short term investments	27	**2,585.5**	1,708.6	**1,568.2**	1,235.8
Bank balances and deposits	28	**5,492.8**	4,370.5	**1,341.1**	327.7
		9,507.3	7,202.2	**3,375.3**	2,134.3
Total Assets		**28,209.4**	18,553.7	**7,609.8**	5,421.8
EQUITY AND LIABILITIES					
Equity Attributable To Equity Holders Of The Company					
Share capital	29	**369.4**	352.7	**369.4**	352.7
Reserves	30	**10,925.3**	8,676.5	**5,167.0**	3,685.0
		11,294.7	9,029.2	**5,536.4**	4,037.7
Minority interests		**5,372.2**	4,898.1	**-**	-
Total Equity		**16,666.9**	13,927.3	**5,536.4**	4,037.7
Non-Current Liabilities					
Long term borrowings	31	**5,305.0**	2,455.7	**-**	-
Amount due to subsidiaries	20	-	-	**1,843.2**	1,164.2
Deferred tax liabilities	24	**1,730.1**	547.2	**-**	-
Provisions	32	**97.5**	65.4	**77.8**	72.2
Other liabilities	33	**83.4**	63.8	**-**	-
		7,216.0	3,132.1	**1,921.0**	1,236.4
Current Liabilities					
Trade and other payables	34	**1,335.7**	913.1	**24.5**	28.8
Amount due to subsidiaries	20	**-**	-	**96.1**	93.0
Short term borrowings	31	**2,825.1**	417.0	**-**	-
Taxation		**165.7**	164.2	**31.8**	25.9
		4,326.5	1,494.3	**152.4**	147.7
Total Liabilities		**11,542.5**	4,626.4	**2,073.4**	1,384.1
Total Equity And Liabilities		**28,209.4**	18,553.7	**7,609.8**	5,421.8
NET ASSETS PER SHARE		**RM15.29**	RM12.80		

The notes set out on pages 63 to 123 form part of these financial statements.

Statements Of Changes In Equity

for the Financial Year Ended 31 December 2006

Amounts in RM million unless otherwise stated

Group	Share Capital	Share Premium	Revaluation Reserve	Reserve on Exchange Differences	Other Reserve	Retained Earnings	Total	Minority Interests	Total Equity
	Attributable to equity holders of the Company								
	<---------- Non-Distributable ---------->								
Balance at 1 January 2006									
As previously stated	352.7	111.7	307.4	51.3	11.2	8,167.7	9,002.0	4,862.9	13,864.9
Prior year adjustments effects of adopting:									
- FRS 2	-	-	-	-	-	(8.8)	(8.8)	8.8	-
- FRS 121	-	-	-	36.3	-	(0.3)	36.0	26.4	62.4
Restated balance	352.7	111.7	307.4	87.6	11.2	8,158.6	9,029.2	4,898.1	13,927.3
Adjustment to provisional negative goodwill	-	-	-	-	-	8.6	8.6	9.1	17.7
	352.7	111.7	307.4	87.6	11.2	8,167.2	9,037.8	4,907.2	13,945.0
Foreign exchange differences recognised directly in equity	-	-	-	(130.2)	-	-	(130.2)	(82.9)	(213.1)
Revaluation surplus realised upon sale of assets	-	-	(0.4)	-	-	0.4	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(0.4)	(130.2)	-	0.4	(130.2)	(82.9)	(213.1)
Profit for the financial year	-	-	-	-	-	1,504.2	1,504.2	738.3	2,242.5
Total recognised income and expenses for the year	-	-	(0.4)	(130.2)	-	1,504.6	1,374.0	655.4	2,029.4
Dividends paid to minority shareholders	-	-	-	-	-	-	-	(228.9)	(228.9)
Issue of shares (see Note 29)	16.7	1,013.8	-	-	-	-	1,030.5	-	1,030.5
Issue of shares to minority interests of the subsidiaries	-	-	-	-	-	-	-	55.1	55.1
Accretion arising from changes in composition of the Group	-	-	-	-	-	9.8	9.8	(16.0)	(6.2)
Effects of share-based payment	-	-	-	-	-	-	-	4.0	4.0
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	-	(4.6)	(4.6)
Appropriation:									
Dividends									
- final paid for financial year ended 31 December 2005 (19.0 sen less 28% income tax)	-	-	-	-	-	(96.5)	(96.5)	-	(96.5)
- interim paid for financial year ended 31 December 2006 (12.0 sen less 28% income tax)	-	-	-	-	-	(60.9)	(60.9)	-	(60.9)
Balance at 31 December 2006	369.4	1,125.5	307.0	(42.6)	11.2	9,524.2	11,294.7	5,372.2	16,666.9

The notes set out on pages 63 to 123 form part of these financial statements.

Statements Of Changes In Equity

for the Financial Year Ended 31 December 2006 (Cont'd)

Amounts in RM million unless otherwise stated

	Attributable to equity holders of the Company								
	<-------------- Non-Distributable --------------->								
Group	**Share Capital**	**Share Premium**	**Revaluation Reserve**	**Reserve on Exchange Differences**	**Other Reserve**	**Retained Earnings**	**Total**	**Minority Interests**	**Total Equity**
Balance at 1 January 2005									
As previously stated	352.3	99.5	308.2	74.2	-	7,034.3	7,868.5	3,432.1	11,300.6
Prior year adjustments effects of adopting:									
- FRS 2	-	-	-	-	-	(8.8)	(8.8)	8.8	-
- FRS 121	-	-	-	36.3	-	(0.3)	36.0	26.4	62.4
Restated balance	352.3	99.5	308.2	110.5	-	7,025.2	7,895.7	3,467.3	11,363.0
Negative goodwill arising from acquisition of subsidiaries and associates	-	-	-	-	-	112.1	112.1	-	112.1
Foreign exchange differences recognised directly in equity	-	-	-	(22.9)	-	-	(22.9)	(8.8)	(31.7)
Share of associate's other reserves	-	-	-	-	11.2	-	11.2	8.5	19.7
Revaluation surplus realised upon sa e of assets	-	-	(0.8)	-	-	0.8	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(0.8)	(22.9)	11.2	112.9	100.4	(0.3)	100.1
Profit for the financial year	-	-	-	-	-	1,247.0	1,247.0	564.7	1,811.7
Total recognised income and expenses for the year	-	-	(0.8)	(22.9)	11.2	1,359.9	1,347.4	564.4	1,911.8
Dividends paid to minority shareholders	-	-	-	-	-	-	-	(185.6)	(185.6)
Issue of shares (see Note 29)	0.4	12.2	-	-	-	-	12.6	-	12.6
Issue of shares to minority interests of the subsidiaries	-	-	-	-	-	-	-	1,115.1	1,115.1
Dilution arising from changes in composition of the Group	-	-	-	-	-	(94.6)	(94.6)	103.1	8.5
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	-	(166.2)	(166.2)
Appropriation:									
Dividends									
- final paid for financial year ended 31 December 2004 (16.0 sen less 28% income tax)	-	-	-	-	-	(81.2)	(81.2)	-	(81.2)
- interim paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	-	-	-	-	-	(50.7)	(50.7)	-	(50.7)
Balance at 31 December 2005	352.7	111.7	307.4	87.6	11.2	8,158.6	9,029.2	4,898.1	13,927.3

The notes set out on pages 63 to 123 form part of these financial statements.

Statements of Changes in Equity
for the Financial Year Ended 31 December 2006 (Cont'd)

Amounts in RM million unless otherwise stated

Company	Non-Distributable		Distributable	
	Share Capital	Share Premium	Retained Earnings	Total
Balance at 1 January 2006	**352.7**	**111.7**	**3,573.3**	**4,037.7**
Issue of shares (see Note 29)	**16.7**	**1,013.8**	**-**	**1,030.5**
Profit for the financial year	**-**	**-**	**625.6**	**625.6**
Appropriation:				
Dividends				
- final paid for financial year ended 31 December 2005 (19.0 sen less 28% income tax)	**-**	**-**	**(96.5)**	**(96.5)**
- interim paid for financial year ended 31 December 2006 (12.0 sen less 28% income tax)	**-**	**-**	**(60.9)**	**(60.9)**
Balance at 31 December 2006	**369.4**	**1,125.5**	**4,041.5**	**5,536.4**
Balance at 1 January 2005	352.3	99.5	3,294.6	3,746.4
Issue of shares (see Note 29)	0.4	12.2	-	12.6
Profit for the financial year	-	-	410.6	410.6
Appropriation:				
Dividends				
- final paid for financial year ended 31 December 2004 (16.0 sen less 28% income tax)	-	-	(81.2)	(81.2)
- interim paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	-	-	(50.7)	(50.7)
Balance at 31 December 2005	352.7	111.7	3,573.3	4,037.7

The notes set out on pages 63 to 123 form part of these financial statements.

Cash Flow Statements

for the Financial Year Ended 31 December 2006

Amounts in RM million unless otherwise stated

	Group		Company	
	2006	2005 Restated	**2006**	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**2,749.8**	2,434.3	**860.5**	560.4
Adjustments for:				
Depreciation of property, plant and equipment ("PPE")	**503.2**	408.9	**2.4**	1.5
Finance cost	**212.6**	152.9	**73.0**	43.4
Share of results in associates	**161.8**	(41.0)	**-**	-
Net impairment loss arising from PPE	**35.2**	1.7	**-**	-
Net provision for retirement gratuities	**34.2**	18.3	**12.3**	5.0
Bad debts written off	**27.8**	0.5	**-**	-
Net impairment loss arising from intangible assets	**13.2**	-	**-**	-
Amortisation of intangible assets	**11.3**	0.2	**-**	-
Provision for share-based payment	**4.0**	-	**-**	-
PPE written off	**2.6**	2.0	**-**	0.1
Depreciation of investment properties	**1.1**	1.2	**-**	-
Share of results in jointly controlled entities	**0.4**	0.2	**-**	-
Net impairment loss arising from investments	**0.3**	-	**-**	-
Net (write-back of)/allowance for doubtful debts	**(0.2)**	9.0	**-**	-
Bad debts recovered	**(0.2)**	-	**-**	-
Net gain on disposal of investment properties	**(0.5)**	-	**-**	-
Net gain in disposal of PPE and biological assets	**(1.7)**	(0.4)	**(0.2)**	(0.1)
Net gain on dilution of group's shareholdings in				
- GIPLC	**-**	(136.7)	**-**	-
- other subsidiaries	**-**	(6.9)	**-**	-
Net (write-back of)/allowance for diminution in value of investments	**(9.7)**	16.7	**-**	-
Dividend income	**(37.6)**	(23.6)	**(428.9)**	(166.0)
Net gain on disposal of investments	**(178.8)**	(116.2)	**-**	(69.7)
Net unrealised exchange (gain)/loss	**(188.3)**	1.4	**(38.0)**	(0.5)
Interest income	**(221.1)**	(141.4)	**(107.3)**	(78.7)
Additional compensation arising from acquisition of freehold land	**-**	(25.8)	**-**	-
(Reversal of)/provision for contingent losses	**-**	-	**(6.7)**	30.8
Other non-cash items	**(1.7)**	3.3	**-**	0.7
	367.9	124.3	**(493.4)**	(233.5)
Operating profit before changes in working capital	**3,117.7**	2,558.6	**367.1**	326.9
Decrease in property development costs	**15.0**	9.6	**-**	-
Increase in inventories	**(7.5)**	(22.4)	**-**	-
Decrease/(increase) in receivables	**3.8**	(23.0)	**-**	-
Increase/(decrease) in payables	**65.3**	24.1	**(4.2)**	9.4
Increase in amount due from associates	**(1.0)**	(0.1)	**-**	-
Increase in amount due from jointly controlled entities	**(16.6)**	(0.6)	**-**	-
Decrease in amount due to jointly controlled entities	**-**	(0.3)	**-**	-
Increase in amount due from subsidiaries	**-**	-	**(8.6)**	(6.5)
	59.0	(12.7)	**(12.8)**	2.9
Cash generated from operations	**3,176.7**	2,545.9	**354.3**	329.8
Taxation paid	**(579.3)**	(533.6)	**(113.8)**	(97.9)
Retirement gratuities paid	**(2.1)**	(2.0)	**-**	(0.1)
Advance membership fees	**(0.8)**	4.1	**-**	-
Taxation refund	**2.8**	4.7	**-**	-
	(579.4)	(526.8)	**(113.8)**	(98.0)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**2,597.3**	2,019.1	**240.5**	231.8

The notes set out on pages 63 to 123 form part of these financial statements.

Cash Flow Statements

for the Financial Year Ended 31 December 2006 (Cont'd)

Amounts in RM million unless otherwise stated

	Group 2006	Group 2005 Restated	Company 2006	Company 2005
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiaries *				
- Stanley Leisure plc (see Note (a))	**(3,408.5)**	-	-	-
- Meizhou Wan Plant (see Note (b))	**(348.2)**	-	-	-
Purchase of PPE	**(648.1)**	(572.0)	**(1.2)**	(1.7)
Investment in associates	**(496.9)**	-	-	-
Exploration cost incurred	**(187.0)**	(36.9)	-	-
Purchase of additional shares from minority shareholders	**(52.2)**	(176.6)	-	-
Purchase of investments	**(44.6)**	(879.0)	**(770.3)**	(168.2)
Purchase of intangible assets	**(19.9)**	(1.9)	-	-
Purchase of biological assets	**(12.1)**	(14.8)	-	-
Costs incurred on land held for property development	**(2.9)**	(2.0)	-	-
Investment in jointly controlled entities	**(1.1)**	(0.9)	-	-
Purchase of investment properties	**(0.9)**	(3.9)	-	-
Acquisition of subsidiaries and associates	-	(205.9)	-	-
Acquisition of Maxims Casino Business	-	(74.7)	-	-
Acquisition of subsidiary	**1.0**	-	-	-
Proceeds from disposal of investment properties	**1.0**	-	-	-
Repayments from associates	**2.0**	2.9	-	-
Proceeds from disposal of PPE	**4.6**	4.7	**0.2**	0.1
Dividends received from associates	**9.8**	24.7	-	-
Additional compensation received from acquisition of freehold land	**10.0**	8.9	-	-
Dividends received	**33.3**	20.3	**304.2**	112.9
Interest received	**222.1**	140.3	**59.3**	39.3
Proceeds from disposal of investments/return of cash by Stanley Leisure plc	**701.0**	477.5	-	69.9
Net loans and advances to subsidiaries	-	-	**(187.6)**	(1,088.4)
Proceeds from redemption of preference shares by subsidiary	-	-	**80.0**	32.5
NET CASH USED IN INVESTING ACTIVITIES	**(4,237.6)**	(1,289.3)	**(515.4)**	(1,003.6)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	**(692.0)**	(1,316.1)	-	-
Dividends paid to minority shareholders	**(228.9)**	(185.6)	-	-
Finance cost paid	**(194.8)**	(123.1)	**(1.7)**	(2.5)
Dividends paid	**(157.4)**	(131.9)	**(157.4)**	(131.9)
Proceeds from issue of shares to minority shareholders	**55.1**	1,014.7	-	-
Net proceeds from issue of shares	**1,030.5**	12.6	**1,030.5**	12.6
Net proceeds from issue of Convertible Notes	**1,083.9**	-	-	-
Proceeds from bank borrowings	**2,786.5**	484.1	-	-
Repayment of borrowing to subsidiary	-	-	**(21.0)**	(21.0)
Borrowings from subsidiaries	-	-	**770.3**	1,094.4
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	**3,682.9**	(245.3)	**1,620.7**	951.6
NET INCREASE IN CASH AND CASH EQUIVALENTS	**2,042.6**	484.5	**1,345.8**	179.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**5,996.3**	5,543.7	**1,563.5**	1,383.7
EFFECT OF CURRENCY TRANSLATION	**(5.0)**	(31.9)	-	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**8,033.9**	5,996.3	**2,909.3**	1,563.5
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (see Note 28)	**5,492.8**	4,370.5	**1,341.1**	327.7
Money market instruments (see Note 27)	**2,542.7**	1,625.8	**1,568.2**	1,235.8
	8,035.5	5,996.3	**2,909.3**	1,563.5
Bank overdrafts (see Note 31)	**(1.6)**	-	-	-
	8,033.9	5,996.3	**2,909.3**	1,563.5

The notes set out on pages 63 to 123 form part of these financial statements.

Amounts in RM million unless otherwise stated

* **ANALYSIS OF THE ACQUISITION OF SUBSIDIARIES**

a) Provisional fair value for net assets acquired and net cash outflow on acquisition of Stanley Leisure plc, as disclosed in Note 38(g), are analysed as follows:

	Provisional fair values	Acquiree's carrying amount
Property, plant and equipment	1,085.5	1,216.2
Goodwill and other intangible assets (see Note 19)	4,912.5	1,828.0
Jointly controlled entities ("JCE")	5.5	5.5
Long term receivables	4.1	4.1
Inventories	10.4	10.4
Trade and other receivables	126.8	126.8
Bank balances and deposits	121.3	121.6
Trade and other payables	(238.2)	(238.2)
Short term borrowings	(49.2)	(49.2)
Taxation	(13.5)	(13.5)
Borrowings	(699.9)	(699.9)
Other long term liabilities	(27.5)	(27.5)
Deferred taxation	(1,164.5)	(644.6)
Minority interests	(15.3)	(15.3)
Net assets acquired	4,058.0	1,624.4
Less: Amount previously accounted for as long term investment and JCE	(528.2)	
Total purchase consideration	3,529.8	
Less: bank balances and deposits acquired	(121.3)	
Net cash outflow on acquisition	3,408.5	

b) Net assets acquired and net cash outflow on acquisition of Meizhou Wan Plant, as disclosed in Note 38(b), are analysed as follows:

	Fair values	Acquiree's carrying amount
Property, plant and equipment	1,885.7	1,937.9
Goodwill and other intangible assets (see Note 19)	92.5	-
Long term receivables	2.6	2.6
Inventories	80.8	80.8
Trade and other receivables	77.5	77.5
Bank balances and deposits	217.9	217.9
Trade and other payables	(118.8)	(118.8)
Short term borrowings	(170.9)	(170.9)
Long term loans	(1,303.3)	(1,303.3)
Deferred taxation	(3.1)	(0.1)
Net assets acquired	760.9	723.6
Less: Amount previously accounted for as an associate	(194.8)	
Total purchase consideration	566.1	
Less: bank balances and deposits acquired	(217.9)	
Net cash outflow on acquisition	348.2	

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration, development and production activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 41 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements of the Group and the Company have been prepared in accordance with and comply with Financial Reporting Standards, the Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards for Entities Other Than Private Entities in Malaysia and the provisions of the Companies Act, 1965. The bases of measurement applied to assets and liabilities include cost, amortised cost, lower of cost and net realisable value, revalued amount and fair value.

The preparation of financial statements in conformity with the Financial Reporting Standards and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. It also requires Directors to exercise their judgement in the process of applying the Company's accounting policies. Although these judgements and estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those estimates.

Judgements And Estimations

In the process of applying the Group's accounting policies, management makes judgements and estimates that can significantly affect the amount recognised in the financial statements. These judgements and estimates include:

i) Provision for taxation

The Group is subject to income taxes in numerous jurisdictions in which the Group operates. Significant judgement is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for tax based on estimates of assessment of the tax liability due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

ii) Estimation of useful lives and residual value of property, plant and equipment

The Group periodically reviews the useful lives and residual value of property, plant and equipment in accordance with the accounting policy stated in Note 3 of the financial statements. In relation to the power plant, the management takes into consideration changes in technology and competition within the industry, and any change in the terms and conditions of the Power Purchase Agreement ("PPA") in light of announcements made by Ministry of Energy, Water and Communication pertaining to possible PPA renegotiation.

iii) **Provisional fair values of assets and liabilities**

Arising from the acquisition of Stanley Leisure plc (refer to Note (a) to the cash flow statements for details of the acquisition), the amount of assets (including intangible assets) and liabilities arising from the acquisition of Stanley Leisure as at 31 December 2006 is currently determined based on provisional fair values assigned to the identifiable assets and liabilities as at acquisition date and hence has yet to be allocated to the Group's cash generating units. Any adjustments to these provisional values upon finalisation of the detailed fair value exercise will be recognised within 12 months of the acquisition date. The adjustments will be calculated as if the fair values had been recognised on acquisition date. Goodwill will also be adjusted to the amount that would have been recognised if the adjusted fair values had been used at acquisition date. As a result, comparative information may be restated.

3. SIGNIFICANT ACCOUNTING POLICIES

Adoption of new Financial Reporting Standards

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with items that are considered material in relation to the financial statements, unless otherwise stated. The following new and revised Financial Reporting Standards ("FRS") that are relevant to the Group have been adopted during the financial year:

FRS 2 Share-based Payment
FRS 3 Business Combinations
FRS 5 Non-Current Assets Held for Sale and Discontinued Operations
FRS 101 Presentation of Financial Statements
FRS 102 Inventories
FRS 108 Accounting Policies, Changes in Accounting Estimates and Errors
FRS 110 Events after the Balance Sheet Date
FRS 116 Property, Plant and Equipment
FRS 121 The Effects of Changes in Foreign Exchange Rates
FRS 127 Consolidated and Separate Financial Statements
FRS 128 Investments in Associates
FRS 131 Interests in Joint Ventures
FRS 132 Financial Instruments: Disclosure and Presentation
FRS 133 Earnings Per Share
FRS 136 Impairment of Assets
FRS 138 Intangible Assets
FRS 140 Investment Property

The adoption of the above FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 2 Share-based Payment
FRS 101 Presentation of Financial Statements
FRS 121 The Effects of Changes in Foreign Exchange Rates
FRS 140 Investment Property

Standards that are not yet effective and have not been early adopted:

FRS 6 Exploration for and Evaluation of Mineral Resources
(Adoption of FRS 6 will not have any significant impact to the Group as the continued application of the Group's existing policy is permitted)
FRS 117 Leases
FRS 124 Related Party Disclosures
FRS 139 Financial Instruments: Recognition and Measurement
Amendment to FRS 119_{2004} Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Changes In Accounting Policies

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group is as follows:

i) FRS 2: Share-based Payment

An entity is required to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company together with its listed subsidiaries, namely Resorts World Bhd ("RWB"), a 57.6% owned subsidiary of the Company, Asiatic Development Berhad ("ADB"), a 55.2% owned subsidiary of the Company and Genting International P.L.C. ("GIPLC"), a 58.5% owned subsidiary of the Group, each operates an equity-settled, share-based compensation plan, where share options are issued by the respective companies to their respective eligible executives and executive directors.

Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted. Effective from 1 January 2006, with the adoption of FRS 2, the fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The fair value is measured by the use of an actuarial trinomial model. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the estimated number of share options vested by vesting date, with a corresponding increase in equity. Before the end of the vesting period, at each balance sheet date, the respective companies will revise its estimates of the number of share options that are expected to be vested at the vesting date and recognise the impact of this revision in the income statement with a corresponding adjustment to equity. After the vesting date, no adjustment to the income statement is made. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium account when the share options are exercised.

The Group has adopted the transitional provision in FRS 2 to include only share options that were granted after 31 December 2004 and not yet vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 31 December 2005 are restated and the opening balance of retained earnings as at 1 January 2006, where material, has been adjusted. The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000	As at 31 Dec 2006 RM'000
Decrease in retained earnings	(8,854)	**(10,963)**
Decrease in minority interest	(6,269)	**(7,390)**
Increase in option reserve (included in minority interest)	15,123	**18,353**

	Financial year ended 31 December 2005 RM'000	Financial year ended 31 December 2006 RM'000
Decrease in profit for the financial year (included in Administration expenses)	-	**(3,953)**

ii) FRS 101: Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results in associates, biological assets and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity where it requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the Company and to minority interest.

ii) FRS 101: Presentation of Financial Statements (Cont'd)

Share of results in associates is now disclosed net of tax and minority interests in the consolidated income statement.

Planting and development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets. The Group maintains its existing accounting policy on biological assets and shall comply with the provisions of MASB Exposure Draft 50: Agriculture, the equivalent of International Accounting Standard 41, once it becomes effective for application in Malaysia. The current financial year's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation. The effect to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000	As at 31 Dec 2006 RM'000
Increase in biological assets	429,712	**445,248**
Decrease in property, plant and equipment	(429,712)	**(445,248)**

iii) FRS 121: The Effect of Changes in Foreign Exchange Rates

The financial statement of each entity in the Group is measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

On consolidation, the results and financial position of all the group entities which have a functional currency different from that of the parent company's functional currency are translated into the parent company's functional and presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates; and
- All resulting exchange differences are recognised as a separate component of equity.

As of 1 January 2006, goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. In accordance with the transitional provisions of FRS 121, this change is applied prospectively for business combinations on/after 1 January 2006. Prior to 1 January 2006, goodwill and fair value adjustments arising on acquisition of a foreign entity are deemed to be assets and liabilities of the parent company and were translated using the exchange rate at the date of acquisition.

The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000	As at 31 Dec 2006 RM'000
Increase in associates	62,402	**78,661**
Increase in reserves	36,032	**45,308**
Increase in minority interests	26,370	**33,353**

There is no impact to the income statements for the current and previous financial years.

iv) FRS 140: Investment Property

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item on the face of the consolidated balance sheet within non-current assets. In line with the revised requirements of FRS 101, the comparative is restated to conform with the current period's presentation. The effect to the Group arising from this change in accounting policy is as follows:

	As at 1 Jan 2006 RM'000	As at 31 Dec 2006 RM'000
Increase in investment properties	28,884	**30,106**
Decrease in property, plant and equipment	(28,884)	**(30,106)**

Prior Year Adjustments

The changes in accounting policies as described above were applied retrospectively and have the following impact on the retained earnings and reserve on exchange differences of the Group:

	Group	
	2006	2005
Effects on retained earnings:		
At 1 January, as previously stated	**8,167.7**	7,034.3
Effects of adopting:-		
- FRS 2	**(8.8)**	(8.8)
- FRS 121	**(0.3)**	(0.3)
At 1 January, as restated	**8,158.6**	7,025.2
Effects on reserve on exchange differences:		
At 1 January, as previously stated	**51.3**	74.2
Effects of adopting:-		
- FRS 121	**36.3**	36.3
At 1 January, as restated	**87.6**	110.5

Comparatives

The effects to the Group's comparative figures on adoption of the above FRSs are as follows:

	As previously stated	Effects on adoption of FRSs	As restated
As at 1 January 2006			
Property, plant and equipment	6,941.4	(458.6)	6,482.8
Investment properties	-	28.9	28.9
Biological assets	-	429.7	429.7
Associates	2,429.1	62.4	2,491.5
Reserves	8,649.3	27.2	8,676.5
Minority interests	4,862.9	35.2	4,898.1
For the financial year ended 31 December 2005			
Share of results in associate	46.0	(5.0)	41.0
Profit before taxation	2,439.3	(5.0)	2,434.3
Taxation	(627.6)	5.0	(622.6)

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the purchase method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See accounting policy note on treatment of goodwill.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition and prior to 1 January 2006, the negative goodwill is credited to retained earnings in the year of acquisition. Negative goodwill arising from new acquisition on or after 1 January 2006, is recognised directly in the income statement.

All material intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

c) Jointly Controlled Entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements by the equity method of accounting. Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The Group's interest in jointly controlled entities is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the jointly controlled entities. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

Basis of Consolidation (Cont'd)

d) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligation or made payment on behalf of the associate.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of associates to ensure consistency of accounting policies with those of the Group.

Property, Plant and Equipment

Property, plant and equipment are tangible items that:

i) are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes; and
ii) are expected to be used during more than one period.

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses except for certain properties which were revalued before 1998. In accordance with the transitional provision allowed by MASB upon first adoption of IAS 16, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation, amortisation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the items.

The depreciable amount of an item of property, plant and equipment is determined as the difference between the cost less its residual value. The residual value is the estimated amount that the Group expects to obtain from disposal of the asset, after deducting the estimated cost of disposal, if the asset was already of the age and in the condition expected at the end of its useful life.

Freehold land and capital work-in-progress are not depreciated. Leasehold properties with lease period of 99 years or less are amortised equally over their respective periods of lease. The Group depreciates other assets based on their consumption pattern and is applied separately to each significant component.

Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

	Years
Buildings and improvements	2 - 50
Plant, equipment and vehicles	2 - 20

The assets' residual values and useful lives are reviewed annually and revised if appropriate.

Where an indication of impairments exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing proceeds with the carrying amounts and are included in the income statement. On disposal of revalued assets, amounts in the revaluation reserve relating to those assets are transferred to retained earnings.

Investment Properties

Investment properties consist of investments in land and buildings that are held for long-term rental yield and/or for capital appreciation and are not occupied by the Group.

Investment in freehold land is stated at cost. Other investment properties are stated at cost less accumulated depreciation and impairment losses. Depreciation for other investment properties is calculated using the straight-line method to allocate their cost over their estimated economic lives as follows:

	Years
Buildings and improvements	5 - 50

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposal are determined by comparing net disposal proceeds with carrying amount and are included in the income statement.

Biological assets

Biological assets comprise cost of planting and development on oil palms and other plantation crops, which was previously classified under property, plant and equipment, and is now reclassified as biological assets in accordance with FRS 101.

Cost of new planting and development of plantation crops are capitalised from the stage of land clearing up to the stage of maturity. The cost of new planting capitalised is not amortised. However, where the cost of new planting is incurred on leasehold land which has unexpired period shorter than the crop's economic life, the cost is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Property Development Activities

a) Land Held for Property Development
Land held for property development consist of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses, if any.

Cost comprises cost of land and all related cost incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by $FRS201_{2004}$ (previously MASB 32), Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for property development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

b) Property Development Costs
Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery, and property development costs on the development units sold are recognised as an expense when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property Development Activities (Cont'd)

b) Property Development Costs (Cont'd)
Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

Investments

Investments in non-current investments other than investments in subsidiaries, jointly controlled entities and associates are stated at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Market value is calculated by reference to quoted selling prices at the close of business on the balance sheet date. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Intangible Assets

a) Goodwill
Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiaries at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units for the purpose of annual impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose.

b) Exploration Cost
Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be charged to the income statement. Exploration cost is stated net of impairment loss.

c) Royalty
Royalty expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using the straight line method over the estimated useful lives, not exceeding a period of 20 years.

d) Trademark
Trademark is stated at cost less any accumulated impairment losses. Trademark has an indefinite useful life as it is maintained through continuous marketing and upgrading. See accounting policy on impairment of non-financial assets.

e) Rights
Acquired licenses of independent power plant are stated at cost less accumulated amortisation. Amortisation is calculated using the straight line method over the licensing agreement periods.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off to the income statement during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are included within short term borrowings in the current liabilities and money market instruments are included within short term investments in current assets in the balance sheet.

Share Capital

Ordinary shares are classified as equity when there is no contractual obligation to deliver cash or other financial assets to another entity or to exchange financial assets or liabilities with another entity that are potentially unfavourable to the issuer.

Incremental costs directly attributable to the issue of new shares, options or for the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Borrowings

Borrowings are recognised initially based on proceeds received. Subsequently, borrowings are stated at amortised cost using the effective interest method; any difference between the amount recorded as borrowings and the associated redemption value is recognised in the income statement over the period of the borrowings.

Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Impairment of Non-Financial Assets

The carrying amounts of assets, with the exception of inventories, assets arising from construction contracts, deferred tax assets and financial assets (excluding investments in subsidiaries, jointly controlled entities and associates), are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable.

Irrespective of whether there is any indication of impairment, the Group also:

a) tests intangible assets with indefinite useful life for impairment annually by comparing its carrying amount with its recoverable amount.

b) tests goodwill acquired in a business combination for impairment annually.

Impairment loss is recognised when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

Impairment of Non-Financial Assets (Cont'd)

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements, except in a business combination. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses their existence where inflows of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

In the acquisition of subsidiaries by the Group under a business combination, the contingent liabilities assumed are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

The Group recognises separately the contingent liabilities of the acquirees as part of allocating the cost of a business combination where the fair values can be measured reliably. Where the fair values cannot be measured reliably, the resulting effect will be reflected in the goodwill arising from the acquisitions.

Subsequent to the initial recognition, the Group measures the contingent liabilities that are recognised separately at the date of acquisition at the higher of the amount that would be recognised in accordance with the provisions of FRS 137_{2004} and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with FRS 118.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Income Taxes

a) Current Taxation
Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and includes all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred Taxation
Deferred tax liabilities and/or assets are recognised, using liability method, on temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Government Grants

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included in non-current liabilities as deferred income and are credited to the income statement on the straight line basis over the expected lives of the related assets.

Employee Benefits

a) Short-Term Employee Benefits
Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-Employment Benefits
Defined contribution plans
Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long-Term Employee Benefits
Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

The present value of the defined benefit asset/obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms of maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from the experience adjustments and changes in actuarial assumptions are immediately recognised in the balance sheet.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straightline basis over the vesting period.

d) Share-based compensation
The Company together with its listed subsidiaries, each operate an equity-settled, share-based compensation plan, where share options are issued by the respective companies to their respective eligible executives and executive directors.

Employee Benefits (Cont'd)

d) Share-based compensation (Cont'd)

The fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. At each balance sheet date, the respective companies will revise its estimates of the number of share options that are expected to become exercisable. The option reserves in respect of options which have been lapsed are transferred to retained earnings.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence in Malaysia is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accrued as a liability in the financial year in which the obligation to pay is established.

Interest income

Interest income is recognised on an accrual basis, when it is determined that such income will accrue to the Group.

Foreign Currency Translation

a) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, non-monetary items are translated at balance sheet date using historical rates or rates prevailing when the fair value of the assets are determined. Monetary items are translated at the closing rate. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities at the closing rate are recognised in the income statement. However, the exchange differences arising on monetary items that form part of the net investment in the foreign operations are recognised directly in equity in the consolidated financial statements until the disposal of the foreign operations in which case they are recognised as gain or loss in the consolidated income statement.

Foreign Currency Translation (Cont'd)

c) *Group companies*

On consolidation the results and financial position of all the Group's entities which have a functional currency different from that of the Group's presentation currency are translated into the Group's presentation currency as follows:

i) assets and liabilities, including goodwill and fair value adjustments arising from business combinations completed on/after 1 January 2006, for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii) all resulting exchange differences are recognised as a separate component of equity.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet
The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

b) Financial instruments not recognised on the balance sheet
The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their closing rates.

c) Fair value estimation for disclosure purpose
The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, biological assets, investment properties, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk
The Group is exposed to foreign currency exchange risk when subsidiaries enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk
Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk
The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk
Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 7 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group avoids, where possible, any significant exposure to a single customer. However, in the ordinary course of business, certain subsidiaries in the Group's Power Division has trade receivables that are solely from their offtakers, the provincial or national electricity utility companies. As such, the counter party risk is considered to be minimal.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk
The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity:

2006	Leisure & Hospitality	Plantation	Property	Manufacturing	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	4,286.9	486.0	107.9	534.4	141.3	1,325.8	61.5	-	6,943.8
Inter segment	5.0	-	15.7	2.0	-	12.1	55.6	(90.4)	-
	4,291.9	486.0	123.6	536.4	141.3	1,337.9	117.1	(90.4)	6,943.8
Results									
Segment profit	1,723.7	193.2	25.7	26.6	51.0	458.6	370.2	54.5	2,903.5
Interest income									221.1
Finance cost									(212.6)
Share of results in jointly controlled entities	(0.4)	-	-	-	-	-	-	-	(0.4)
Share of results in associates	(196.0)	1.9	(0.1)	-	-	32.4	-	-	(161.8)
Profit before taxation									2,749.8
Taxation									(507.3)
Profit for the financial year									2,242.5
Other Information:									
Assets									
Segment assets	10,964.5	1,109.4	1,045.8	1,128.6	402.2	3,622.0	541.8	(683.3)	18,131.0
Interest bearing instruments									7,464.2
Jointly controlled entities	0.2	-	-	-	-	-	1.1	-	1.3
Associates	2,331.0	10.1	2.9	-	-	149.9	-	-	2,493.9
Unallocated corporate assets									119.0
Total assets									28,209.4
Liabilities									
Segment liabilities	1,210.3	57.0	66.0	173.6	302.6	224.9	122.6	(683.3)	1,473.7
Interest bearing instruments									8,172.9
Unallocated corporate liabilities									1,895.9
Total liabilities									11,542.5
Other Disclosures									
Capital expenditure incurred *	539.6	44.2	3.3	35.1	48.2	15.9	0.1	-	686.4
Depreciation charged *	252.8	16.5	6.1	44.2	13.6	169.9	1.2	-	504.3
Impairment loss	-	-	-	35.2	-	13.2	-	-	48.4
Other significant non-cash charges	37.4	0.8	0.3	1.6	0.1	0.1	0.7	-	41.0

5. SEGMENT ANALYSIS (Cont'd)

a) Primary segment - by activity:

2005	Leisure & Hospitality	Plantation	Property	Manufacturing	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	3,545.0	441.9	100.2	504.4	117.9	701.1	43.6	-	5,454.1
Inter segment	5.5	-	19.9	1.9	-	11.5	49.3	(88.1)	-
	3,550.5	441.9	120.1	506.3	117.9	712.6	92.9	(88.1)	5,454.1
Results									
Segment profit	1,531.0	173.2	23.2	47.3	50.9	266.8	312.3	0.3	2,405.0
Interest income									141.4
Finance cost									(152.9)
Share of results in jointly controlled entities	(0.2)	-	-	-	-	-	-	-	(0.2)
Share of results in associates	11.1	2.2	0.6	-	-	27.1	-	-	41.0
Profit before taxation									2,434.3
Taxation									(622.6)
Profit for the financial year									1,811.7
Other Information:									
Assets									
Segment assets	4,633.7	1,035.5	1,067.0	1,132.6	153.6	1,714.4	1,441.5	(828.4)	10,349.9
Interest bearing instruments									5,624.9
Jointly controlled entities	35.1	-	-	-	-	-	1.0	-	36.1
Associates	2,169.0	9.9	3.0	-	-	309.6	-	-	2,491.5
Unallocated corporate assets									51.3
Total assets									18,553.7
Liabilities									
Segment liabilities	805.2	42.7	112.3	174.7	120.8	416.3	181.2	(828.4)	1,024.8
Interest bearing instruments									2,890.2
Unallocated corporate liabilities									711.4
Total liabilities									4,626.4
Other Disclosures									
Capital expenditure incurred *	395.9	43.9	6.6	19.9	41.5	63.9	2.6	-	574.3
Depreciation charged *	233.9	16.4	6.6	63.0	5.2	83.5	1.5	-	410.1
Impairment loss	-	-	-	1.7	-	-	-	-	1.7
Net gain on dilution of Group's shareholding in subsidiaries	-	-	-	-	-	-	143.6	-	143.6
Other significant non-cash charges	24.5	0.7	0.1	3.1	-	0.2	16.8	-	45.4

* Includes capital expenditure in respect of property, plant and equipment, investment properties and biological assets.

5. SEGMENT ANALYSIS (Cont'd)

b) Secondary segment - by geographical location

	Revenue		Assets		Capital expenditure	
	2006	2005	**2006**	2005	**2006**	2005
Malaysia	**5,658.5**	5,189.6	**14,329.9**	12,419.8	**417.0**	530.7
Asia Pacific (excluding Malaysia)	**751.4**	159.3	**4,780.9**	2,510.6	**130.4**	42.7
Europe	**533.9**	105.2	**6,590.6**	1,094.4	**139.0**	0.9
Other countries	**-**	-	**12.8**	1.3	**-**	-
	6,943.8	5,454.1	**25,714.2**	16,026.1	**686.4**	574.3
Jointly controlled entities	**-**	-	**1.3**	36.1	**-**	-
Associates	**-**	-	**2,493.9**	2,491.5	**-**	-
	6,943.8	5,454.1	**28,209.4**	18,553.7	**686.4**	574.3

The Group is organised into six main business segments:

Leisure & Hospitality - this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.

Plantation - this division is involved mainly in oil palm plantations, palm oil milling and related activities.

Property - this division is involved in property development activities.

Manufacturing - this division is involved in the manufacturing and trading of paper and paper related products and downstream activities involving packaging.

Oil & Gas - this division is involved in oil & gas exploration, development, production and sale of crude oil.

Power - this division is involved in the generation and supply of electric power.

All other immaterial business segments including investments in equities are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately.

Geographically, the Group operates in Asia Pacific and Europe. The main business segments of the Group are concentrated in Malaysia. Included in the Europe region is the Group's casino operations and international betting business as well as its investment in shares of quoted corporations. The assets in the Asia Pacific region (excluding Malaysia) mainly comprise interest bearing investments and power businesses, whilst the assets in the Europe region mainly comprise gaming and entertainment businesses.

6. REVENUE

	Group		Company	
	2006	2005	**2006**	2005
Rendering of services:				
Leisure & hospitality	**4,286.9**	3,545.0	**-**	-
Rental and property management income	**18.4**	20.4	**-**	-
Fees from management and licensing services	**-**	-	**418.5**	391.3
Other services	**18.3**	17.3	**7.0**	6.9
Sale of goods:				
Paper and paper related products	**534.4**	504.4	**-**	-
Plantation produce	**486.0**	441.9	**-**	-
Properties and progressive sales on property development projects	**89.5**	79.8	**-**	-
Crude oil	**141.3**	117.9	**-**	-
Electricity	**1,325.8**	701.1	**-**	-
Sale of investments	**5.6**	2.7	**-**	-
Investment income	**37.6**	23.6	**428.9**	166.0
	6,943.8	5,454.1	**854.4**	564.2

7. COST OF SALES

	Group		Company	
	2006	2005	**2006**	2005
Cost of inventories recognised as an expense	**1,710.7**	1,252.4	**-**	-
Cost of services and other operating costs	**2,244.3**	1,740.7	**63.3**	53.8
	3,955.0	2,993.1	**63.3**	53.8

Included in other operating costs are gaming related expenses amounting to RM965.3 million (2005: RM760.7 million) for the Group and nil (2005: Nil) for the Company.

8. OTHER EXPENSES

Included in other expenses of the Group are gross foreign exchange differences arising from translation of foreign denominated balances. The Company's other expenses for the previous financial year included a provision for contingent losses amounting to RM30.8 million arising from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments.

9. PROFIT BEFORE TAXATION

Profit before taxation has been determined after inclusion of the following charges and credits. The expenses by nature of the Group are also disclosed in the charges below:

	Group		Company	
	2006 RM'000	2005 RM'000	**2006 RM'000**	2005 RM'000
Charges:				
Depreciation of property, plant and equipment	**503,171**	408,970	**2,445**	1,530
Depreciation of investment properties	**1,070**	1,151	**-**	-
Amortisation of biological assets	**7**	8	**-**	-
Amortisation of intangible assets	**11,256**	185	**-**	-
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 11)	**101,341**	78,774	**48,043**	39,519
Impairment of property, plant and equipment included in:				
- Cost of sales	**444**	1,680	**-**	-
- Other expenses	**34,694**	-	**-**	-
Impairment of intangible assets included in:				
- Other expenses	**13,200**	-	**-**	-
Impairment of long term investment included in:				
- Other expenses	**342**	-	**-**	-
Property, plant and equipment written off	**2,544**	2,002	**-**	45
Net allowance for diminution in value of investments	**-**	16,738	**-**	-
Bad debts written off	**27,820**	483	**-**	-
Replanting expenditure	**3,836**	3,706	**-**	-
Hire of equipment	**14,498**	11,524	**-**	-
Rental of land and buildings	**13,297**	4,914	**-**	-
Finance cost	**212,625**	152,917	**-**	-
Net exchange losses - realised	**8,231**	5,876	**-**	2
Net exchange losses - unrealised	**-**	1,362	**-**	9
Net allowance for doubtful debts	**-**	8,957	**-**	-
Auditors' remuneration	**3,516**	1,760	**36**	33
Expenditure paid to subsidiaries:				
- Finance cost	**-**	-	**73,037**	43,346
- Rental of land and buildings	**-**	-	**1,832**	1,864
- Rental of equipment	**-**	-	**1,416**	1,206
- Service fees	**-**	-	**1,058**	1,072
Employee benefits expense (See Note 10)	**860,067**	622,043	**63,308**	53,821
Repair and maintenance	**157,661**	114,622	**866**	755
Utilities	**88,679**	79,118	**155**	145
Legal and professional fees	**63,169**	68,081	**2,173**	15,105
Transportation costs	**61,422**	52,988	**-**	-

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Credits:				
Interest income	221,088	141,444	57,551	37,030
Net gain on disposal of property, plant and equipment	1,694	474	155	109
Gain on disposal of investment property	458	-	-	-
Net gain on disposal of long term investments	173,179	-	-	-
Net gain on the Group's investment in Stanley Leisure plc, arising from reorganisation of its share capital	-	113,483	-	-
Net gain on disposal of short-term investments	5,662	2,701	-	69,670
Net write back of allowance for doubtful debts	206	-	-	-
Rental income from land and buildings	54,399	51,839	-	-
Net write back of allowance for diminution in value of investments	9,671	-	-	-
Additional compensation arising from acquisition of freehold land	-	25,797	-	-
Net exchange gains - unrealised	188,257	-	38,057	-
Dividends (gross) from:				
- Quoted local companies	3,873	3,655	-	-
- Quoted foreign corporations	33,737	19,955	-	-
Net gain on dilution of Group's shareholding in:				
- GIPLC	-	136,650	-	-
- Other subsidiaries	-	6,933	-	-
Income from subsidiaries:				
- Management and licensing fees	-	-	418,352	391,171
- Gross dividends	-	-	428,919	165,962
- Interest income	-	-	49,779	41,714
- Shared services fees	-	-	7,027	6,913
- Royalty	-	-	148	157
Other information:				
Non statutory audit fees				
- payable to auditors	2,093	3,525	78	6
- payable to member firms of an organisation to which the auditors is also a member	665	3,185	1	1,866

10. EMPLOYEE BENEFITS EXPENSE

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Wages, salaries and bonuses	703,329	500,656	43,702	42,028
Defined contribution plan	58,344	52,508	5,647	5,380
Other short-term employee benefits	60,161	50,578	1,585	1,422
Share-based payments	3,953	-	-	-
Provision for retirement gratuities	34,280	18,301	12,374	4,991
	860,067	622,043	63,308	53,821

Employee benefits expense, as shown above, include the remuneration of Executive Directors.

11. DIRECTORS' REMUNERATION

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Non-Executive Directors:				
Fees	**373**	270	**287**	210
Executive Directors:				
Fees	**929**	778	**450**	385
Salaries & bonuses	**66,322**	60,313	**31,537**	30,338
Defined contribution plan	**8,565**	8,238	**4,281**	4,108
Other short-term employee benefits	**481**	607	**24**	98
Provision for retirement gratuities	**24,671**	8,568	**11,464**	4,380
	100,968	78,504	**47,756**	39,309
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 9)	**101,341**	78,774	**48,043**	39,519
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Directors	**722**	284	**88**	86
	102,063	79,058	**48,131**	39,605

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiaries is in the following bands:

Amounts in RM'000	2006 Number	2005 Number
Non-Executive Directors:		
50 - 100	**1**	2
100 - 150	**1**	1
150 - 200	**1**	-
Executive Directors:		
1,000 - 1,050	**-**	1
1,150 - 1,200	**1**	-
1,400 - 1,450	**-**	1
1,450 - 1,500	**-**	1
1,650 - 1,700	**1**	-
1,700 - 1,750	**-**	1
2,000 - 2,050	**1**	-
4,200 - 4,250	**1**	-
73,100 - 73,150	**-**	1
92,550 - 92,600	**1**	-

Executive directors of the Company have been granted options under the Employees Share Option Scheme ("Scheme") on the same terms and conditions as those offered to other employees. Details of the Scheme are set out in Note 29. The unissued shares under the Scheme in respect of Directors are as follows:

		Number of shares				
Grant Date	Subscription price per share RM	At 1 January '000	Offered and Accepted '000	Exercised '000	Lapsed '000	At 31 December '000
Financial year ended 31.12.2006						
2 September 2002	**14.34**	**2,434**	**-**	**(158)**	**-**	**2,276**
Financial year ended 31.12.2005						
2 September 2002	14.34	2,750	-	(316)	-	2,434

	2006 '000	2005 '000
Number of share options vested at balance sheet date	**564**	376

12. TAXATION

	Group		Company	
	2006	2005	**2006**	2005
Current taxation charge:				
Malaysian taxation	**565.7**	573.1	**238.0**	151.1
Foreign taxation	**41.4**	29.5	**-**	-
	607.1	602.6	**238.0**	151.1
Deferred tax charge/(reversal)	**2.1**	33.5	**(3.1)**	(1.3)
	609.2	636.1	**234.9**	149.8
Prior years' taxation:				
Income tax (over)/under provided	**(105.8)**	0.6	**-**	-
Deferred tax under/(over) provided	**3.9**	(14.1)	**-**	-
	507.3	622.6	**234.9**	149.8

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	%	%	**%**	%
Malaysian tax rate	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**0.8**	1.1	**2.5**	4.6
- over provision in prior years	**(3.7)**	(0.5)	**-**	-
- different tax regime	**(2.6)**	(1.5)	**-**	-
- tax incentive	**(3.3)**	(0.3)	**-**	-
- income not subject to tax	**(1.1)**	(0.5)	**(3.3)**	(5.9)
- others	**0.3**	(0.7)	**0.1**	-
Average effective tax rate	**18.4**	25.6	**27.3**	26.7

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been recognised in the net income amounted to approximately RM87.1 million as at the financial year end (2005: RM85.2 million).

Subject to agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,399.1 million (2005: RM1,346.9 million) which is available for set off against future taxable profits of the respective companies of the Group.

13. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share:

Basic earnings per share of the Group is calculated by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	2006	2005
Profit for the financial year (RM'000)	**1,504,244**	1,246,947
Weighted average number of ordinary shares in issue	**706,642,835**	704,672,310
Basic earnings per share (sen)	**212.87**	176.95

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's profit for the financial year is reduced by the lower consolidated earnings from subsidiaries arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive to minority shareholders. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	2006	2005
Earnings adjusted as follows:		
Profit for the financial year (RM'000)	**1,504,244**	1,246,947
Net impact on earnings on potential exercise of Employee Share Options awarded to executives of the Company's subsidiaries (RM'000)	**(8,342)**	(4,579)
Adjusted earnings for the financial year (RM'000)	**1,495,902**	1,242,368
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**706,642,835**	704,672,310
Adjustment for share options granted to executives of the Company	**1,999,869**	1,024,996
Adjusted weighted average number of ordinary shares in issue	**708,642,704**	705,697,306
Diluted earnings per share (sen)	**211.09**	176.05

14. DIVIDENDS

	2006		2005	
	Gross dividend per share Sen	**Amount of dividend, net of tax RM million**	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	**12.0**	**60.9**	10.0	50.7
Proposed final dividend	**20.0**	**107.9**	19.0	96.5
	32.0	**168.8**	29.0	147.2

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2006 of 20.0 sen less 27% tax (2005: 19.0 sen less 28% tax) per ordinary share of 50 sen each amounting to RM107.9 million (2005: RM96.5 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

15. PROPERTY, PLANT AND EQUIPMENT

2006 Group	Freehold land and plantation	Long leasehold land and plantation	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
At 1 January 2006	469.6	834.0	3,477.1	313.5	4,716.0	54.8	9,865.0
Effects of adoption of:							
- FRS 101	(102.0)	(327.7)	-	-	-	-	(429.7)
- FRS 140	-	-	(34.0)	(5.6)	(1.4)	-	(41.0)
Restated at 1 January 2006	367.6	506.3	3,443.1	307.9	4,714.6	54.8	9,394.3
Additions	2.4	15.8	45.8	20.1	327.1	261.4	672.6
Disposals	(0.4)	(0.1)	-	-	(39.2)	-	(39.7)
Written off	-	-	(0.6)	(0.2)	(10.4)	(0.8)	(12.0)
Assets of companies acquired	-	434.7	-	-	1,465.9	3.5	1,904.1
Provisional fair values of property, plant and equipment on acquisition of Stanley Leisure (See Note (a) of cash flow statements)	-	-	677.6	116.7	270.4	20.8	1,085.5
Reclassifications/transfers	-	4.5	48.6	-	97.5	(155.3)	(4.7)
Currency fluctuations	0.7	(3.5)	4.6	(4.3)	(5.7)	11.4	3.2
Others	-	9.0	-	(1.3)	(13.4)	-	(5.7)
End of the financial year	370.3	966.7	4,219.1	438.9	6,806.8	195.8	12,997.6
Accumulated depreciation:							
At 1 January 2006	-	(31.3)	(653.0)	(48.4)	(2,169.9)	-	(2,902.6)
Effects of adoption of:							
- FRS 140	-	-	10.2	1.2	0.7	-	12.1
Restated at 1 January 2006	-	(31.3)	(642.8)	(47.2)	(2,169.2)	-	(2,890.5)
Charge for the financial year	-	(21.7)	(82.5)	(14.7)	(384.3)	-	(503.2)
Disposals	-	-	-	-	37.1	-	37.1
Written off	-	-	0.4	-	9.0	-	9.4
Reclassifications/transfers	-	-	-	-	3.2	-	3.2
Currency fluctuations	-	0.3	1.4	(10.0)	(77.7)	-	(86.0)
Others	-	(0.7)	(0.1)	0.9	(0.2)	-	(0.1)
End of the financial year	-	(53.4)	(723.6)	(71.0)	(2,582.1)	-	(3,430.1)
Accumulated impairment losses:							
Beginning of the financial year	-	(0.2)	-	(13.7)	(7.1)	-	(21.0)
Charge for the financial year	-	-	-	-	(35.2)	-	(35.2)
End of the financial year	-	(0.2)	-	(13.7)	(42.3)	-	(56.2)
Net book value at end of the financial year	370.3	913.1	3,495.5	354.2	4,182.4	195.8	9,511.3
Comprising							
Cost	108.4	924.0	4,023.6	438.9	6,795.4	195.8	12,486.1
At valuation:							
- 1981	48.3	-	-	-	-	-	48.3
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	370.3	966.7	4,219.1	438.9	6,806.8	195.8	12,997.6

2005 Group	Freehold land and plantation	Long leasehold land and plantation	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
At 1 January 2005	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0
Effects of adoption of:							
- FRS 101	(101.9)	(313.0)	-	-	-	-	(414.9)
- FRS 140	-	-	(31.1)	(5.6)	(0.7)	-	(37.4)
Restated at 1 January 2005	352.8	457.7	3,146.3	308.3	4,243.0	160.6	8,668.7
Additions	-	11.5	6.9	2.2	186.5	352.0	559.1
Disposals	(0.1)	-	-	(1.9)	(27.1)	-	(29.1)
Written off	-	-	(0.3)	(0.7)	(33.9)	-	(34.9)
Assets of companies acquired	12.2	39.0	31.1	-	164.3	-	246.6
Reclassifications/transfers	3.8	(3.2)	261.8	-	190.0	(457.5)	(5.1)
Currency fluctuations	(1.1)	-	(2.7)	-	(3.1)	(0.2)	(7.1)
Others	-	1.3	-	-	(5.3)	(0.1)	(4.1)
End of the financial year	367.6	506.3	3,443.1	307.9	4,714.4	54.8	9,394.1
Accumulated depreciation:							
At 1 January 2005	-	(27.1)	(575.0)	(42.9)	(1,906.3)	-	(2,551.3)
Effects of adoption of:							
- FRS 140	-	-	10.9	1.0	0.6	-	12.5
Restated at 1 January 2005	-	(27.1)	(564.1)	(41.9)	(1,905.7)	-	(2,538.8)
Charge for the financial year	-	(3.3)	(77.3)	(6.8)	(321.5)	-	(408.9)
Disposals	-	-	-	1.3	23.6	-	24.9
Written off	-	-	0.2	0.2	32.5	-	32.9
Reclassifications/transfers	-	-	(1.6)	-	0.2	-	(1.4)
Currency fluctuations	-	-	-	-	0.9	-	0.9
Others	-	(0.9)	-	-	1.0	-	0.1
End of the financial year	-	(31.3)	(642.8)	(47.2)	(2,169.0)	-	(2,890.3)
Accumulated impairment losses:							
Beginning of the financial year	-	(0.2)	-	(13.7)	(5.4)	-	(19.3)
Charge for the financial year	-	-	-	-	(1.7)	-	(1.7)
End of the financial year	-	(0.2)	-	(13.7)	(7.1)	-	(21.0)
Net book value at end of the financial year	367.6	474.8	2,800.3	247.0	2,538.3	54.8	6,482.8
Comprising							
Cost	105.3	463.6	3,247.6	307.9	4,703.0	54.8	8,882.2
At valuation:							
- 1981	48.7	-	-	-	-	-	48.7
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	367.6	506.3	3,443.1	307.9	4,714.4	54.8	9,394.1

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise. The net book value of the revalued assets of the Group would have amounted to RM264.6 million (2005: RM314.0 million) had such assets been stated in the financial statements at cost.

On 22 December 2005, a legal charge was created on the freehold land and buildings of a subsidiary of GIPLC with a carrying value of RM40.8 million equivalent for all monies due or that become due to a mortgagee. The facility for which the legal charge had been created was not utilised as at 31 December 2006.

Property, plant and equipment that have been pledged as collateral as at 31 December 2006 amounted to RM1.8 billion equivalent (2005: Nil), for certain borrowings in the Group's power plant business.

The Group recognised an impairment loss of RM35.1 million during the financial year (2005: RM1.7 million) mainly in relation to certain under-performing and idle plant and machineries in the Group's manufacturing business.

2006 Company	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
Cost:				
Beginning of the financial year	**8.8**	**14.2**	**0.1**	**23.1**
Additions	**-**	**1.2**	**-**	**1.2**
Disposals	**-**	**(0.5)**	**-**	**(0.5)**
End of the financial year	**8.8**	**14.9**	**0.1**	**23.8**
Accumulated depreciation:				
Beginning of the financial year	**(5.8)**	**(11.0)**	**-**	**(16.8)**
Charge for the financial year	**(1.7)**	**(0.7)**	**-**	**(2.4)**
Disposals	**-**	**0.5**	**-**	**0.5**
End of the financial year	**(7.5)**	**(11.2)**	**-**	**(18.7)**
Net book value at end of the financial year	**1.3**	**3.7**	**0.1**	**5.1**
2005 **Company**				
Cost:				
Beginning of the financial year	8.8	18.1	-	26.9
Additions	-	1.7	0.1	1.8
Disposals	-	(0.4)	-	(0.4)
Written off	-	(5.2)	-	(5.2)
End of the financial year	8.8	14.2	0.1	23.1
Accumulated depreciation:				
Beginning of the financial year	(5.5)	(15.3)	-	(20.8)
Charge for the financial year	(0.3)	(1.2)	-	(1.5)
Disposals	-	0.4	-	0.4
Written off	-	5.1	-	5.1
End of the financial year	(5.8)	(11.0)	-	(16.8)
Net book value at end of the financial year	3.0	3.2	0.1	6.3

16. PROPERTY DEVELOPMENT ACTIVITIES

			Group	
		2006		2005
(a) Land held for property development:				
Freehold land		**354.3**		356.6
Development cost		**134.5**		131.4
		488.8		488.0
Beginning of the financial year				
- freehold land	**356.6**		360.6	
- development costs	**131.4**	**488.0**	134.5	495.1
Costs incurred during the financial year				
- development costs		**8.6**		8.5
Costs transferred to property development costs (see Note 16(b))				
- freehold land	**(2.3)**		(4.0)	
- development costs	**(5.5)**	**(7.8)**	(11.6)	(15.6)
End of the financial year		**488.8**		488.0
(b) Property development costs:				
Freehold land		**31.2**		29.7
Development costs		**152.5**		132.5
Accumulated costs charged to income statement		**(79.5)**		(50.8)
		104.2		111.4
Beginning of the financial year				
- freehold land	**29.7**		29.2	
- development costs	**132.5**		124.5	
- accumulated costs charged to income statement	**(50.8)**	**111.4**	(48.3)	105.4
Costs incurred during the financial year				
- transfer from land held for property development (see Note 16(a))	**7.8**		15.6	
- development costs	**47.1**	**54.9**	59.2	74.8
Costs charged to income statement		**(57.3)**		(58.2)
Costs transferred to inventories				
- freehold land	**(0.8)**		(3.5)	
- development costs	**(32.6)**		(62.8)	
- accumulated costs charged to income statement	**28.6**	**(4.8)**	55.7	(10.6)
End of the financial year		**104.2**		111.4

17. INVESTMENT PROPERTIES

	Group	
	2006	2005
At Cost:		
Beginning of the financial year	-	-
Effect of adoption of FRS 140	**41.0**	37.4
Restated at 1 January	**41.0**	37.4
Additions	**0.9**	0.4
Disposals	**(0.8)**	(0.5)
Reclassifications/transfers	**2.8**	3.7
End of the financial year	**43.9**	41.0
Accumulated depreciation:		
Beginning of the financial year	-	-
Effect of adoption of FRS 140	**(12.1)**	(12.5)
Restated at 1 January	**(12.1)**	(12.5)
Charge for the financial year	**(1.1)**	(1.2)
Disposals	**0.3**	0.2
Reclassification/transfers	**(0.9)**	1.4
End of the financial year	**(13.8)**	(12.1)
Net book value at end of the financial year	**30.1**	28.9
Fair value at end of the financial year	**54.1**	52.4

The aggregate rental income and direct operating expenses arising from investment properties that generated rental income which was recognised during the financial year amounted to RM4.3 million and RM0.9 million respectively (2005: RM5.1 million and RM1.1 million).

The fair value of the properties was estimated based on the last transacted price of other units in the same properties.

18. BIOLOGICAL ASSETS

	Group	
	2006	2005
At Cost:		
Beginning of the financial year	-	-
Effect of adoption of FRS 101	**429.7**	414.9
Restated at 1 January	**429.7**	414.9
Additions	**12.9**	14.8
Assets of companies acquired	**2.9**	-
Disposals	**(0.2)**	-
End of the financial year	**445.3**	429.7
Accumulated amortisation/impairment losses:		
Beginning of the financial year	-	-
Charge for the financial year	-	-
End of the financial year	-	-
Net book value at end of the financial year	**445.3**	429.7

19. INTANGIBLE ASSETS

Group	Goodwill and other intangibles	Exploration cost	Rights	Trademark	Royalty	Total
Net book value						
At 1 January 2005	10.9	2.8	-	-	-	13.7
Exchange differences	(1.2)	-	-	(0.6)	-	(1.8)
Additions	81.7	36.8	-	7.1	3.4	129.0
Amortisation charge	-	-	-	-	(0.2)	(0.2)
At 31 December 2005	91.4	39.6	-	6.5	3.2	140.7
At 31 December 2005						
Cost	91.4	39.6	-	6.5	3.4	140.9
Accumulated amortisation	-	-	-	-	(0.2)	(0.2)
Net book value	91.4	39.6	-	6.5	3.2	140.7
Net book value						
At 1 January 2006	**91.4**	**39.6**	**-**	**6.5**	**3.2**	**140.7**
Exchange differences	**30.2**	**(2.6)**	**(0.8)**	**0.4**	**-**	**27.2**
Additions	**5,014.7**	**182.8**	**96.4**	**-**	**0.9**	**5,294.8**
Amortisation charge	**(0.1)**	**-**	**(11.1)**	**-**	**(0.1)**	**(11.3)**
Impairment charge	**(9.9)**	**-**	**(3.3)**	**-**	**-**	**(13.2)**
At 31 December 2006	**5,126.3**	**219.8**	**81.2**	**6.9**	**4.0**	**5,438.2**
At 31 December 2006						
Cost	**5,136.3**	**219.8**	**95.6**	**6.9**	**4.3**	**5,462.9**
Accumulated amortisation	**(0.1)**	**-**	**(11.1)**	**-**	**(0.3)**	**(11.5)**
Accumulated impairment losses	**(9.9)**	**-**	**(3.3)**	**-**	**-**	**(13.2)**
Net book value	**5,126.3**	**219.8**	**81.2**	**6.9**	**4.0**	**5,438.2**

Amortisation charge of RM11.3 million (2005: RM0.2 million) was included in the cost of sales in the income statement.

The remaining amortisation periods for royalty and rights at balance sheet date range from 1 to 20 years (2005: 18 to 20 years).

Acquisition of subsidiaries - Stanley Leisure plc

The amount of intangible assets arising from the acquisition of Stanley Leisure of approximately RM4,912.5 million is currently determined based on provisional fair values assigned to the identifiable assets and liabilities as at acquisition date and hence has yet to be allocated to the Group's cash generating units. Any adjustments to these provisional values upon finalisation of a detailed fair value exercise will be recognised in intangible assets within 12 months of the acquisition date.

Included in other intangible assets is an option owned by Stanley Genting Casino (Leeds) Limited, which is a wholly owned subsidiary of Stanley Genting Casino Limited ("SGCL"), to purchase land at Elland Road, Leeds, United Kingdom and other licenses.

Details of provisional net assets acquired and goodwill and other intangibles arising on the above acquisitions are set out in Note (a) to the cash flow statements.

19. INTANGIBLE ASSETS (Cont'd)

Acquisition of subsidiaries - Meizhou Wan Plant

The carrying amount of goodwill of RM73.5 million is allocated to Fujian Pacific Electric Company, Ltd ("FPEC"), an indirect wholly owned subsidiary. The recoverable amount of FPEC is determined based on value-in-use calculation that uses a five-year cash flow projections based on financial budgets approved by management. Cash flows beyond the five-year period are extrapolated without any growth rate until June 2025.

Pre-tax discount rate of 14% has been used in the value-in-use calculation.

Details of net assets acquired and goodwill and other intangibles arising on the above acquisitions are set out in Note (b) to the cash flow statements.

Impairment charge

The impairment charge in respect of goodwill and other intangibles relates to the following: (a) goodwill arising from the acquisition of Genting Power (Putian) Management Company, Ltd ("GPP"), an indirect wholly owned subsidiary, on 26 May 2006, and (b) the Amended & Restated Project Management & Operational Services Contract ("PMOSC") signed between FPEC and GPP. These intangible assets are subsequently impaired, as FPEC and GPP have mutually agreed to terminate the PMOSC on 15 December 2006.

20. SUBSIDIARIES

	Company	
	2006	2005
Investment in subsidiaries:		
Quoted shares in Malaysia - at cost	**813.1**	813.1
Unquoted shares - at cost	**2,554.8**	1,600.5
	3,367.9	2,413.6
Market value of quoted shares	**10,871.4**	7,919.0
Amount due from subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**22.4**	61.7
Interest free	**423.7**	489.2
	446.1	550.9
Non-current:		
Interest bearing	**855.2**	864.4
	1,301.3	1,415.3
Amount due to subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**19.6**	21.0
Interest free	**76.5**	72.0
	96.1	93.0
Non-current:		
Interest bearing	**1,843.2**	1,164.2
	1,939.3	1,257.2

The subsidiaries are listed in Note 41.
The interest free portion of the amount due from/to subsidiaries has no fixed repayment terms.

The interest bearing portion of the amount due from subsidiaries bears interest at rates ranging from 5.9% to 7.0% (2005: 2.0% to 7.0%) per annum.

Included in the interest bearing amount due to subsidiaries are US Dollar loans obtained by the Company from the following subsidiaries:

(a) USD8.3 million (RM29.4 million) (2005: USD13.8 million (RM52.3 million)) loan from Genting Sanyen Power (Labuan) Limited, a wholly owned indirect subsidiary of the Company. The loan bears interest at 3.6% per annum and is repayable in full over ten half yearly installments maturing in the year 2008; and

(b) USD300.1 million (RM1,060.9 million) (2005: USD81.3 million (RM307.3 million)) loan from Prime Venture (Labuan) Limited ("PVLL"), a wholly owned subsidiary of the Company. The loan bears an effective interest rate of 3.6% per annum. Repayment terms for this loan is similar to the terms on the redeemable exchange notes facility obtained by PVLL. See Note 31(d) for details.

(c) USD218.5 million (RM772.5 million) (2005: USD218.5 million (RM825.6 million)) loan from Prime Holdings (Labuan) Limited ("PHLL"), a wholly owned subsidiary of the Company. The loan bears an effective interest rate of 5.9% per annum. Repayment terms for this loan is similar to the terms on the fixed rate notes facility obtained by PHLL. See Note 31(e) for details.

The above loans are used to finance the Group's investments in overseas projects.

21. JOINTLY CONTROLLED ENTITIES

	Group	
	2006	2005
Unquoted - at cost:		
Shares in foreign corporations	**2.3**	36.3
Shares in Malaysian company	**1.0**	1.0
Group's share of post acquisition reserves	**(2.0)**	(1.2)
	1.3	36.1
Amount due from jointly controlled entities	**17.2**	0.6
Less: Balance included in current liabilities	**(17.2)**	(0.6)
	-	-
	1.3	36.1

The Group's aggregate share of the income, expenses, assets and liabilities of the jointly controlled entities is as follows:

	2006	2005
Income	**11.6**	1.5
Expenses	**(12.0)**	(1.7)
Net loss	**(0.4)**	(0.2)
Non-current assets	**1.5**	18.6
Current assets	**5.2**	19.7
Current liabilities	**(5.4)**	(1.1)
Non-current liabilities	**-**	(1.1)
Net assets	**1.3**	36.1

There are no capital commitments or contingent liabilities relating to the Group's interest in jointly controlled entities at the financial year end.

21. JOINTLY CONTROLLED ENTITIES (Cont'd)

Details of jointly controlled entities are as follows:

Names of Jointly Controlled Entities	Effective percentage of ownership		Country of incorporation	Principal activities
	2006	2005		
Gemstones Investments Pte Ltd	**19.5**	19.5	Singapore	Investment holding
Kensington Hotel Pte Ltd	**19.5**	19.5	Singapore	Investment holding
Kensington Residential Pte Ltd	**19.5**	19.5	Singapore	Investment holding
KHS Management Limited	**19.5**	-	United Kingdom	Property management services
WorldCard International Limited	**29.3**	29.3	Isle of Man	Investment holding
WCI Management Limited	**29.3**	29.3	Isle of Man	Investment holding
WorldCard (Hong Kong) Limited	**29.3**	29.3	Hong Kong	Provision of loyalty programme management services
WorldCard (Singapore) Pte Ltd	**29.3**	29.3	Singapore	Provision of loyalty programme management services
WCI Intellectual Limited	**29.3**	29.3	Isle of Man	Licensing company
808 Holdings Pte Ltd	**19.5**	19.5	Singapore	Investment holding
818 Pte Ltd	**19.5**	19.5	Singapore	Investment holding
828 Pte Ltd	**19.5**	19.5	Singapore	Investment holding
838 Pte Ltd	**19.5**	19.5	Singapore	Investment holding
S.E.E.D. Resort Pte Ltd (formerly known as Equarius Resort Pte Ltd)	**29.3**	29.3	Singapore	Pre-operating
Equarius Resort Sdn Bhd	**29.3**	29.3	Malaysia	Pre-operating
Infinity At TheBay Sdn Bhd	**29.3**	29.3	Malaysia	Pre-operating
Genting INTI Education Sdn Bhd	**20.2**	20.2	Malaysia	Managing a college for education, tourism, leisure and hospitality
Stanleybet Romania SRL	**14.6**	-	Romania	Operator of betting offices

22. ASSOCIATES

	Group	
	2006	2005
Quoted - at cost:		
Shares in foreign corporations	**2,353.1**	2,081.2
Shares in Malaysian companies	**230.9**	-
Negative goodwill arising from acquisition	**13.8**	-
Group's share of post acquisition reserves	**(266.8)**	87.8
	2,331.0	2,169.0
Unquoted - at cost:		
Shares in foreign corporations	**125.3**	301.3
Shares in Malaysian companies	**2.1**	2.1
Group's share of post acquisition reserves	**35.5**	19.1
	162.9	322.5
Amount due from associates	**4.3**	27.6
Less : Balance included in long term receivables (see Note 26)	**(2.5)**	(26.8)
Balance included in current assets	**(1.8)**	(0.8)
	-	-
	2,493.9	2,491.5
Market value of quoted shares	**2,981.7**	1,961.1

22. ASSOCIATES (Cont'd)

The Group's aggregate share of revenue, profit, assets and liabilities of associates are as follows:

	Group	
	2006	2005
Revenue	**3,476.5**	2,843.2
Net (loss)/profit	**(161.8)**	41.0
Total assets	**8,236.2**	8,054.0
Total liabilities	**5,703.3**	5,558.1

The associates are listed in Note 41.

23. OTHER LONG TERM INVESTMENTS

	Group	
	2006	2005
Quoted shares in foreign corporations, at cost	**197.7**	1,166.3
Unquoted shares in Malaysian companies, at cost	**4.1**	4.1
Less : Amounts written down to-date	**(1.0)**	(0.9)
	3.1	3.2
Other unquoted investments outside Malaysia, at cost	**58.0**	21.1
Less: Amounts written down to-date	**-**	(1.7)
	58.0	19.4
	258.8	1,188.9

The market value of the Group's investments in foreign quoted shares amounted to RM210.4 million (2005: RM1,402.5 million). It was not practicable within the constraints of cost to estimate reliably the fair values of the balance of unquoted shares which are carried in the financial statements as there are no comparable securities that are traded.

24. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2006	2005	**2006**	2005
Deferred tax assets				
- subject to income tax (see (i) below)	**12.9**	9.4	**6.3**	3.2
- subject to real property gains tax (see (iii) below)	**0.2**	-	**-**	-
	13.1	9.4	**6.3**	3.2
Deferred tax liabilities				
- subject to income tax (see (ii) below)	**(1,721.7)**	(538.0)	**-**	-
- subject to real property gains tax (see (iv) below)	**(8.4)**	(9.2)	**-**	-
	(1,730.1)	(547.2)	**-**	-
Net deferred tax (liability)/asset	**(1,717.0)**	(537.8)	**6.3**	3.2
At 1 January:	**(537.8)**	(518.8)	**3.2**	1.9
(Charged)/credited to income statement (see Note 12)				
- property, plant and equipment	**(13.0)**	(31.8)	**-**	-
- provisions	**4.7**	13.3	**3.1**	1.3
- others	**2.3**	(0.9)	**-**	-
	(6.0)	(19.4)	**3.1**	1.3
Acquisition of subsidiaries	**(1,167.7)**	-	**-**	-
Currency translation differences	**(5.5)**	0.4	**-**	-
At 31 December	**(1,717.0)**	(537.8)	**6.3**	3.2

	Group 2006	Group 2005	Company 2006	Company 2005
Subject to income tax:				
i) Deferred tax assets (before offsetting)				
- property, plant and equipment	**10.2**	2.6	**-**	-
- land held for property development	**2.1**	1.7	**-**	-
- provisions	**29.4**	20.2	**6.7**	3.6
- tax losses	**4.2**	4.4	**-**	-
- others	**24.6**	5.3	**-**	-
	70.5	34.2	**6.7**	3.6
- offsetting	**(57.6)**	(24.8)	**(0.4)**	(0.4)
Deferred tax assets (after offsetting)	**12.9**	9.4	**6.3**	3.2
ii) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(747.5)**	(511.3)	**(0.4)**	(0.4)
- land held for property development	**(39.5)**	(39.6)	**-**	-
- intangible assets	**(957.2)**	-	**-**	-
- equity (including revaluation reserve)	**(1.0)**	-	**-**	-
- others	**(34.1)**	(11.9)	**-**	-
	(1,779.3)	(562.8)	**(0.4)**	(0.4)
- offsetting	**57.6**	24.8	**0.4**	0.4
Deferred tax liabilities (after offsetting)	**(1,721.7)**	(538.0)	**-**	-
Subject to real property gains tax:				
iii) Deferred tax assets (before offsetting)				
- property, plant and equipment	**0.7**	-	**-**	-
	0.7	-	**-**	-
- offsetting	**(0.5)**	-	**-**	-
Deferred tax assets (after offsetting)	**0.2**	-	**-**	-
iv) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(7.6)**	(7.8)	**-**	-
- land held for property development	**(1.3)**	(1.4)	**-**	-
	(8.9)	(9.2)	**-**	-
- offsetting	**0.5**	-	**-**	-
Deferred tax liabilities (after offsetting)	**(8.4)**	(9.2)	**-**	-

The amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group 2006	Group 2005	Company 2006	Company 2005
Unutilised tax losses	**87.1**	85.2	**-**	-
Property, plant and equipment	**115.4**	101.1	**-**	-
	202.5	186.3	**-**	-

25. INVENTORIES

	Group 2006	Group 2005
At cost:		
Raw materials	**70.6**	55.0
Stores and spares	**199.3**	122.3
Food, beverages and other hotel supplies	**18.8**	10.2
Produce stocks and finished goods	**27.1**	26.6
Completed properties	**130.8**	135.0
	446.6	349.1

26. TRADE AND OTHER RECEIVABLES

	Group 2006	Group 2005	Company 2006	Company 2005
Current:				
Trade debtors	**481.5**	318.6	-	-
Other debtors	**132.4**	182.0	**0.2**	0.2
Less : Allowance for doubtful debts	**(26.1)**	(11.4)	**(0.1)**	(0.1)
	587.8	489.2	**0.1**	0.1
Accrued billings in respect of property development	**13.4**	15.0	-	-
Deposits	**91.2**	46.7	**0.6**	0.6
Prepayments	**56.8**	68.0	-	-
Income tax recoverable	**110.0**	42.3	**19.2**	19.2
	859.2	661.2	**19.9**	19.9
Non-current:				
Trade debtors	**9.6**	13.4	-	-
Amount due from associates (see Note 22)	**2.5**	26.8	-	-
Other debtors	**9.2**	15.3	-	-
	21.3	55.5	-	-
	880.5	716.7	**19.9**	19.9

The maturity profile for non-current receivables are as follows:

	Group 2006	Group 2005	Company 2006	Company 2005
More than one year and less than two years	**8.3**	17.9	-	-
More than two years and less than five years	**6.4**	12.2	-	-
More than 5 years	**6.6**	25.4	-	-
	21.3	55.5	-	-

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM0.6 million (2005: RM0.7 million). The loans consist of an interest free loan amounting to RM0.1 million (2005: RM0.2 million) and interest bearing loans amounting to RM0.5 million (2005: RM0.5 million). The interest bearing loans carry interest rates of approximately 4% (2005: 4%) per annum.

Credit terms offered by the Group in respect of trade receivables range from 7 days to 120 days from date of invoice.

Trade and other receivables of the Group, which are substantially denominated in Ringgit Malaysia, include Sterling Pound, Chinese Renminbi and US Dollar denominated receivables amounting to RM117.3 million, RM112.1 million and RM51.6 million (2005: RM1.8 million, RM35.5 million and RM104.2 million) respectively.

The amount due from associates represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associates. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

27. SHORT TERM INVESTMENTS

	Group 2006	Group 2005	Company 2006	Company 2005
Quoted – at cost:				
Shares in Malaysian companies	**27.0**	84.2	-	-
Shares in foreign corporations	**16.0**	14.8	-	-
	43.0	99.0	-	-
Less : Allowance for diminution in value of investments	**(0.2)**	(16.2)	-	-
	42.8	82.8	-	-
Unquoted - at cost:				
Money market instruments (see Note 28)	**2,542.7**	1,625.8	**1,568.2**	1,235.8
	2,585.5	1,708.6	**1,568.2**	1,235.8
Market value of quoted shares:				
- Malaysian companies	**26.8**	76.9	-	-
- Foreign corporations	**17.0**	31.4	-	-
	43.8	108.3	-	-

Investment in money market instruments comprises negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company have maturity periods ranging between overnight and two months.

28. **CASH AND CASH EQUIVALENTS**

	Group 2006	Group 2005	Company 2006	Company 2005
Deposits with licensed banks	**4,792.0**	3,871.1	**1,338.5**	283.0
Deposits with finance companies	-	75.4	-	42.2
Cash and bank balances	**700.8**	424.0	**2.6**	2.5
Bank balances and deposits	**5,492.8**	4,370.5	**1,341.1**	327.7
Add:				
Money market instruments (see Note 27)	**2,542.7**	1,625.8	**1,568.2**	1,235.8
	8,035.5	5,996.3	**2,909.3**	1,563.5
Bank overdrafts	**(1.6)**	-	-	-
Cash and cash equivalents	**8,033.9**	5,996.3	**2,909.3**	1,563.5

The currency profile and weighted average interest rates of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency profile		Interest rates		Currency profile		Interest rates	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
			%	%			**%**	%
Ringgit Malaysia	**5,569.9**	2,802.1	**3.28**	2.69	**2,909.3**	1,563.5	**3.27**	2.66
US Dollars	**926.9**	2,350.5	**4.50**	2.83	-	-	-	-
Singapore Dollars	**230.8**	685.3	**2.83**	2.55	-	-	-	-
Chinese Renminbi	**364.1**	67.2	**2.01**	-	-	-	-	-
Sterling Pound	**826.0**	41.4	**4.65**	4.26	-	-	-	-
Other foreign currencies	**117.8**	49.8	-	-	-	-	-	-
	8,035.5	5,996.3			**2,909.3**	1,563.5		

The deposits of the Group and Company as at 31 December 2006 have maturity periods ranging from overnight to one year. Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM12.7 million (2005: RM14.3 million) deposited by an indirect subsidiary into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary for the payment of property development expenditure.

29. SHARE CAPITAL

	2006	2005
Authorised:		
1,600.0 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid:		
Ordinary shares of 50 sen each		
At beginning of the financial year - 705.4 million (2005: 704.5 million)	**352.7**	352.3
Issue of shares:		
- pursuant to The Private Placement: 33.0 million	**16.5**	-
- pursuant to the Scheme: 0.4 million (2005: 0.9 million)	**0.2**	0.4
At end of the financial year - 738.8 million (2005: 705.4 million)	**369.4**	352.7

a) On 12 December 2006, the Company completed the book-building process in relation to a private placement of new ordinary shares of RM0.50 each in the Company ("Genting Shares") to investors identified through placement agents ("Private Placement"). The issue price was fixed at RM31.50 per share.

The number of new Genting Shares issued under the Private Placement was 33 million Genting Shares ("Placement Shares") which represent approximately 4.68% of the Company's issued and paid-up share capital. These ordinary shares rank pari passu with the then existing ordinary shares of the Company.

b) During the financial year, 483,000 and 8,000 ordinary shares of 50 sen each fully paid at the subscription prices of RM14.34 per share and RM13.08 per share respectively were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"), which Scheme had become effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. These ordinary shares rank pari passu with the then existing ordinary shares of the Company.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company had approved the Scheme.

At another EGM held on 25 June 2002, the draft Bye-Laws of the Scheme was further amended such that the total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to the offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The main features of the Scheme are as follows:

i) The Scheme shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible Executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the Date of Offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the options, such options shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee.

The Grantee may exercise his unexercised options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the Scheme would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the Scheme would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid-up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the options shall be based on the weighted average market price of the shares as shown in the Daily Official List of the Bursa Malaysia Securities Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per share shall in no event be less than the nominal value of the shares.

vii) No options shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any Eligible Executive.

viii) The options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the options granted under the Scheme will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Scheme:

Date granted	Exercisable period	Subscription price RM	At start of financial year '000	Offered and accepted '000	Exercised '000	Lapsed '000	At end of financial year '000
Financial year ended 31.12.2006:							
Scheme							
2.9.2002	3.9.2004 to 11.8.2012	**14.34**	**5,626**	**-**	**(483)**	**(25)**	**5,118**
29.11.2002	30.11.2004 to 11.8.2012	**13.08**	**29**	**-**	**(8)**	**-**	**21**
			5,655	**-**	**(491)**	**(25)**	**5,139**

Date granted	Exercisable period	Subscription price RM	At start of financial year '000	Offered and accepted '000	Exercised '000	Lapsed '000	At end of financial year '000
Financial year ended 31.12.2005:							
Scheme							
2.9.2002	3.9.2004 to 11.8.2012	14.34	6,647	-	(866)	(155)	5,626
29.11.2002	30.11.2004 to 11.8.2012	13.08	42	-	(13)	-	29
			6,689	-	(879)	(155)	5,655

	2006 '000	2005 '000
Number of share options vested at balance sheet date	**1,260**	858

Details relating to options exercised during the financial year are as follows:

Exercise date	Fair value of shares at share issue date (RM/share)	Subscription price (RM/share)	Number of shares issued 2006	2005
January - March	21.11 - 24.59 / 17.35 - 20.16	14.34	**35,000**	51,000
January - March	21.11 - 24.59 / 17.35 - 20.16	13.08	**1,000**	1,000
April - June	21.71 - 25.75 / 16.72 - 19.33	14.34	**7,000**	14,000
April - June	21.71 - 25.75 / 16.72 - 19.33	13.08	**1,000**	1,000
July - September	23.08 - 25.59 / 19.09 - 21.39	14.34	**177,000**	113,000
July - September	23.08 - 25.59 / 19.09 - 21.39	13.08	**2,000**	2,000
October - December	23.77 - 33.14 / 19.69 - 21.70	14.34	**264,000**	688,000
October - December	23.77 - 33.14 / 19.69 - 21.70	13.08	**4,000**	9,000
			491,000	879,000

	2006 RM'000	2005 RM'000
Ordinary share capital - at par	**245.5**	439.5
Share premium	**6,785.4**	12,149.0
Proceeds received on exercise of share options	**7,030.9**	12,588.5
Fair value at exercise date of shares issued	**12,873.6**	18,046.8

30. RESERVES

	Group 2006	Group 2005	Company 2006	Company 2005
Share premium	**1,125.5**	111.7	**1,125.5**	111.7
Revaluation reserves	**307.0**	307.4	-	-
Exchange differences	**(42.6)**	87.6	-	-
Share of associate's other reserves	**11.2**	11.2	-	-
Retained earnings	**9,524.2**	8,158.6	**4,041.5**	3,573.3
	10,925.3	8,676.5	**5,167.0**	3,685.0

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM3,281.0 million (2005: RM2,844.3 million) of the Company's retained earnings if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2006, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM525.2 million (2005: RM518.7 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Based on the foregoing, the extent of the retained earnings of the Company not covered by available tax credit and tax exempt income, if all the retained earnings of the Company were to be distributed as dividends, would amount to RM235.3 million (2005: RM210.3 million).

31. BORROWINGS

	Group	
	2006	2005
Current:		
Secured:		
Working capital loan	**60.2**	-
Term loans - RMB	**91.8**	-
Finance lease liability	**10.8**	-
Unsecured:		
Bank overdrafts	**1.6**	-
Term loans - GBP	**2,553.4**	-
Term loans - US Dollar	**107.3**	417.0
	2,825.1	417.0
Non-current:		
Secured:		
Term loan - RMB	**1,262.3**	-
Finance lease liability	**4.2**	-
Unsecured:		
Redeemable exchangeable notes - US Dollar (see (d) below)	**1,147.5**	1,194.9
Fixed rate notes - US Dollar (see (e) below)	**1,025.3**	1,092.0
Zero coupon convertible notes (see (f) below)	**1,085.9**	-
Term loans - US Dollar	**50.7**	168.8
Term loan - GBP	**729.1**	-
	5,305.0	2,455.7
	8,130.1	2,872.7

a) The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2006		2005	
	Before IRS	**After IRS**	Before IRS	After IRS
Effective during the year:				
US Dollar term loans	**5.8**	**5.1**	4.2	4.8
GBP term loans	**5.8**	**5.8**	-	-
RMB term loan	**5.8**	**5.8**	-	-
RMB working capital loan	**5.1**	**5.1**	-	-
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9
Finance lease liability	**6.1**	**6.1**	-	-
US Dollar bridging loan	**-**	**-**	3.5	3.5
Short term loans	**-**	**-**	4.8	4.8
Long term loan	**-**	**-**	5.0	5.0
As at 31 December:				
US Dollar term loans	**6.2**	**4.5**	5.3	4.7
GBP term loans	**5.8**	**5.8**	-	-
RMB term loan	**5.8**	**5.8**	-	-
RMB working capital loan	**5.1**	**5.1**	-	-
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9
Finance lease liability	**6.1**	**6.1**	-	-

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings	
As at 31 December 2006:	**Floating interest rate**	**Fixed interest rate**
Before interest rate swaps:		
Less than one year	**2,823.5**	**1.6**
More than one year and less than two years	**157.6**	**2,233.4**
More than two years and less than five years	**1,110.4**	**-**
More than five years	**778.3**	**1,025.3**
After interest rate swaps:		
Less than one year	**2,763.0**	**62.1**
More than one year and less than two years	**106.9**	**2,284.1**
More than two years and less than five years	**1,110.4**	**-**
More than five years	**778.3**	**1,025.3**
As at 31 December 2005:		
Before interest rate swaps:		
Less than one year	417.0	-
More than one year and less than two years	114.6	-
More than two years and less than five years	54.2	1,194.9
More than five years	-	1,092.0
After interest rate swaps:		
Less than one year	50.1	366.9
More than one year and less than two years	50.0	64.6
More than two years and less than five years	-	1,249.1
More than five years	-	1,092.0

c) The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods				
	Total	**1 to 3 months**	**More than 3 months & less than 1 year**	**More than 1 year & less than 2 years**	**More than 2 years & less than 5 years**	**More than 5 years**
As at 31 December 2006:						
Total borrowings	**8,130.1**	**3,410.3**	**1,461.1**	**2,233.4**	**-**	**1,025.3**
Movements in repricing periods due to interest rate swaps	**-**	**(111.2)**	**60.5**	**50.7**	**-**	**-**
	8,130.1	**3,299.1**	**1,521.6**	**2,284.1**	**-**	**1,025.3**
As at 31 December 2005:						
Total borrowings	2,872.7	485.7	100.1	-	1,194.9	1,092.0
Movements in repricing periods due to interest rate swaps	-	(485.7)	366.9	64.6	54.2	-
	2,872.7	-	467.0	64.6	1,249.1	1,092.0

d) Redeemable Exchangeable Notes

On 12 December 2003 ("Issue Date"), the Company through its wholly owned subsidiary, Prime Venture (Labuan) Limited, issued USD300.0 million nominal value 5-year redeemable exchangeable notes ("Notes") which are exchangeable into existing ordinary shares of RM0.50 each ("Resorts Shares") in Resorts World Bhd held by the Company. The purpose of the issue is to fund the Group's future overseas investments.

d) Redeemable Exchangeable Notes (cont'd)

The main features of the Notes are as follows:

i) the Notes bear coupon interest from the Issue Date at 1% per annum payable in arrear on 12 June and 12 December each year commencing 12 June 2004;

ii) unless previously redeemed, exchanged or purchased and cancelled, the Notes will be redeemed on 12 December 2008 at 113.82% of their principal amount. The Yield to Maturity of the Notes is 3.55% per annum calculated on a semi-annual basis;

iii) the Noteholder of each Note has the right to exchange such Note into Resorts Shares, at the election of the Noteholder at any time on or after 21 January 2004 to the close of business on 2 December 2008 (10 days to maturity). The initial exchange ratio is 2,849.644 Resorts Shares for each USD10,000 principal amount of the Notes, subject to adjustment in accordance with the terms of the issue; and

iv) the Notes may be redeemed at the option of the Issuer at the early redemption amount on the date fixed for redemption in whole or in part after 12 December 2005 and up to but excluding the maturity date being 12 December 2008.

The Redeemable Exchangeable Notes is recognised in the balance sheet as follows:

	2006		2005	
	USD (Mil)	**Equivalent RM (Mil)**	USD (Mil)	Equivalent RM (Mil)
Face value	**300.0**	**1,060.7**	300.0	1,133.6
Premium amortised	**24.6**	**86.8**	16.2	61.3
	324.6	**1,147.5**	316.2	1,194.9

Subsequent to balance sheet date, as at 23 February 2007, USD112.4 million of the Notes have been exchanged into Resorts Shares.

e) Fixed Rate Notes

On 22 September 2004 ("Issue Date"), the Company through its wholly owned subsidiary, Prime Holdings (Labuan) Limited, issued USD300.0 million Guaranteed Notes ("Notes") of up to 10 years. The Notes were offered outside the United States in accordance with Regulation S. The Notes were only offered for subscription or sale outside Malaysia (except the Federal Territory of Labuan) to non-residents of Malaysia. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear coupon interest from Issue Date at 5.375% per annum payable in arrears on 22 March and 22 September each year commencing on 22 March 2005; and

ii) unless previously purchased and cancelled, the Notes will be redeemed on 22 September 2014 at their principal amount.

The Fixed Rate Notes are recognised in the balance sheet as follows:

	2006		2005	
	USD (Mil)	**Equivalent RM (Mil)**	USD (Mil)	Equivalent RM (Mil)
Face value including hedge loss	**289.6**	**1,024.0**	289.6	1,094.4
Discount	**(1.8)**	**(6.4)**	(1.8)	(6.9)
Amortisation of hedge loss and discount	**2.2**	**7.7**	1.2	4.5
	290.0	**1,025.3**	289.0	1,092.0

f) Zero Coupon Convertible Notes

On 21 September 2006, RWB issued RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes"). The Notes are convertible into ordinary shares of RM0.50 each ("Resorts World Shares") in RWB, in accordance with the terms and conditions of the Notes ("Terms"). The purpose of the issue is for working capital and/or investments or acquisitions in areas related to RWB's principal businesses, as and when such opportunities arise.

The main features of the Notes are as follows:

i) The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM12.75 per Resorts World share. The conversion price will be adjusted on the reset dates as stipulated in the Terms;

ii) The Company may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date; and

iii) The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

The Zero Coupon Convertible Notes are recognised in the balance sheet as follows:

	Group	
	2006	2005
Nominal value	**1,100.0**	-
Unamortised issuance cost	**(14.1)**	-
	1,085.9	-

Subsequent to balance sheet date, as at 23 February 2007, RM312.6 million of the Notes have been converted into Resorts World Shares.

g) Fair values of the borrowings as at the financial year ended 31 December 2006 are as follows:

	Group	
	2006	2005
Current	**2,825.1**	417.0
Non-current	**5,396.4**	2,483.5

32. PROVISIONS

	Group		Company	
	2006	2005	**2006**	2005
Provision for Retirement Gratuities (see (a) below)	**97.9**	65.8	**25.5**	13.2
Provision for Contingent Losses (see (b) below)	**-**	-	**52.3**	59.0
	97.9	65.8	**77.8**	72.2
(a) Provision for Retirement Gratuities				
Beginning of the financial year	**65.8**	49.5	**13.2**	8.3
Charge for the financial year	**35.5**	18.5	**12.6**	5.3
Write-back of provision	**(1.3)**	(0.2)	**(0.3)**	(0.3)
Payments during the financial year	**(2.1)**	(2.0)	**-**	(0.1)
End of the financial year	**97.9**	65.8	**25.5**	13.2
Analysed as follows:				
Current (see Note 34)	**0.4**	0.4	**-**	-
Non-current	**97.5**	65.4	**25.5**	13.2
	97.9	65.8	**25.5**	13.2

The fair value of provision for retirement gratuities closely approximate its book value.

32. PROVISIONS (Cont'd)

(b) Provision for Contingent Losses

	Company	
	2006	2005
Beginning of the financial year	**59.0**	28.2
(Reversal)/charge for the financial year	**(6.7)**	30.8
End of the financial year	**52.3**	59.0

As at the end of the current financial year, the Company has established a provision for contingent losses of RM52.3 million (2005: RM59.0 million). The contingent losses arise from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments. See Note 36(a)(ii) for details.

33. OTHER LIABILITIES

	Group	
	2006	2005
Advance membership fees	**31.0**	31.9
Deferred income	**22.7**	24.2
Accruals and other payables	**29.7**	7.7
	83.4	63.8

The advance membership fees relate to fees received on sale of timeshare units by an indirect subsidiary offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

The deferred income is in respect of a government grant obtained by an indirect subsidiary for the purchase of plant and machinery. The deferred income is recognised in the income statement over the useful life of the asset.

34. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
Trade creditors	**418.6**	230.2	**-**	-
Accruals	**637.2**	423.0	**24.3**	28.6
Retirement gratuities (see Note 32(a))	**0.4**	0.4	**-**	-
Interest payable	**21.6**	21.3	**-**	-
Deposits	**31.3**	36.7	**-**	-
Other creditors	**226.6**	201.5	**0.2**	0.2
	1,335.7	913.1	**24.5**	28.8

Included in other creditors and accruals of the Group are progress billings payable and accruals for capital expenditure relating to construction of a hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM76.1 million (2005: RM64.0 million).

Credit terms available to the Group range from 7 days to 90 days from date of invoice.

Trade and other payables of the Group, which are substantially denominated in Ringgit Malaysia, include Sterling Pound, Chinese Renminbi and US Dollar denominated payables amounting to RM246.5 million, RM141.5 million and RM108.5 million (2005: RM7.8 million, RM55.3 million and RM29.2 million) respectively.

35. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Currency Hedge

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form part of the total borrowings as disclosed in Note 31:

At 31 December 2006:

			Foreign currency (Mil)			Equivalent RM (Mil)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	27/11/2002	27/11/2007	-	13.2	13.2	**46.8**
US Dollar	29/05/2003	29/05/2007 to 29/05/2008	-	8.3	8.3	**29.3**
US Dollar	24/11/2003	24/11/2007 to 24/11/2008	-	18.0	18.0	**63.6**
US Dollar	11/12/2003	11/12/2007 to 11/12/2008	-	5.2	5.2	**18.3**
US Dollar	12/12/2003	12/12/2008	-	324.6	324.6	**1,147.5**
US Dollar	22/09/2004	22/09/2014	-	290.0	290.0	**1,025.3**
Chinese Renminbi	28/06/2004	20/03/2007 to 20/03/2019	-	2,993.6	2,993.6	**1,354.1**
Chinese Renminbi	07/07/2004	18/01/2007	-	133.0	133.0	**60.2**
Sterling Pound	19/10/2006	10/09/2007	-	366.4	366.4	**2,544.5**
Sterling Pound	31/12/2006	01/05/2010	-	105.0	105.0	**729.1**
Total			-	4,257.3	4,257.3	**7,018.7**

At 31 December 2005:

			Foreign currency (Mil)			Equivalent RM (Mil)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2006	-	80.0	80.0	302.2
US Dollar	27/11/2002	27/11/2006 to 27/11/2007	-	26.5	26.5	100.1
US Dollar	29/05/2003	29/05/2006 to 29/05/2008	-	13.8	13.8	52.1
US Dollar	24/11/2003	24/11/2006 to 24/11/2008	-	27.0	27.0	102.0
US Dollar	11/12/2003	11/12/2006 to 11/12/2008	-	7.8	7.8	29.4
US Dollar	12/12/2003	12/12/2008	-	316.2	316.2	1,194.9
US Dollar	22/09/2004	22/09/2014	-	289.0	289.0	1,092.0
Total			-	760.3	760.3	2,872.7

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months LIBOR and pays interest either at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
As at 31 December 2006:		
Within one year	**30.4**	**107.3**
More than one year and less than 5 years	**14.3**	**50.7**
	44.7	**158.0**
As at 31 December 2005:		
Within one year	110.4	417.0
More than one year and less than 5 years	44.7	168.8
	155.1	585.8

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD13.2 million (RM46.8 million) (2005: USD26.5 million (RM100.1 million)) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was a favourable net position of RM3.2 million (2005: a favourable net position of RM6.1 million).

c) Forward Foreign Exchange Contracts

As at the end of the financial year, the outstanding forward foreign exchange contracts are as follows:

As at 31 December 2006:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
EUR	15/12/2006 to 28/12/2006	01/01/2007 to 28/02/2007	**0.8**	**3.5**
CHF	28/12/2006	30/03/2007	**0.2**	**0.6**

As at 31 December 2005:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
EUR	06/12/2005 to 30/12/2005	27/01/2006 to 31/03/2006	2.0	8.8
CHF	05/04/2005 to 09/12/2005	09/01/2006 to 10/03/2006	3.3	10.1

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM0.01 million (2005: an unfavourable net position of RM0.7 million).

36. CONTINGENCIES

a) Contingent Liabilities

i) Group

Asiatic Development Berhad ("ADB"), a 55.2% owned subsidiary of the Company and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB") a wholly owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah ("the Tongod Land") which was acquired by ATBSB from Hap Seng Consolidated Berhad ("HSCB"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction").

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

Other than the hearing of a case management on 16 January 2007, where various direction were given, there have been no changes to the status of the aforesaid litigation as at the date of this report. There shall be a review of the case management on 26 November 2007.

ii) Company

As at the end of the financial year, the Company had issued guarantees to financial institutions for borrowings extended to subsidiaries as follows:

- an unconditional and irrevocable guarantee on the USD300.0 million nominal value 5-year redeemable exchange notes ("Notes") issued through its wholly owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"). The guarantee is for the due payment of all sums, including principal, premium and interest and of any additional amounts expressed to be payable by PVLL under the Trust Deed and the Notes and the due and punctual performance of all PVLL's obligations under the Trust Deed and the Notes, including the Exchange Rights. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company;

- an unconditional and irrevocable guarantee on the USD300.0 million nominal value 10-year fixed rate notes ("Notes") issued through its wholly owned subsidiary, Prime Holdings (Labuan) Limited ("PHLL"). The guarantee is for the due payment of all sums, including principal and interest and of any additional amounts expressed to be payable by PHLL under the Trust Deed and the Notes and the due and punctual performance of all PHLL's obligations under the Trust Deed and the Notes. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company.

b) Contingent Assets

Group

i) The disposal of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") via Laila Limited in July 2001 for USD106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), enables the Group to retain rights to long-term future cash flows from the Tangguh Project. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified.

37. CAPITAL COMMITMENTS

	Group 2006	2005
Authorised capital expenditure not provided for in the financial statements:		
- contracted	**295.4**	283.2
- not contracted	**12,472.5**	516.2
	12,767.9	799.4
Analysed as follows:		
- Development expenditure (see Note 38(d))	**11,866.3**	-
- Property, plant and equipment	**753.3**	649.3
- Investments	**60.3**	102.0
- Drilling and exploration costs	**49.7**	10.2
- Biological assets	**36.9**	28.7
- Others	**1.4**	9.2
	12,767.9	799.4

38. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

a) On 7 March 2006, Genting International (UK) Limited ("GIUK"), a wholly owned subsidiary of Palomino Star Limited, which in turn is a wholly owned subsidiary of GIPLC, completed the acquisition of the remaining 50% in Coastbright Limited ("Coastbright"), the company which owns and operates the Maxims Casino Club in Kensington, for a total consideration of GBP8.5 million (approximately RM52.2 million) which was paid in cash. GIUK now owns 100% of Coastbright.

b) On 26 May 2006, Genting Power China Limited ("GPCL") completed the following acquisitions:

i) The entire equity interests in MZW Holdings, Ltd and Meizhou Wan Power Production Holding Company, Ltd from InterGen for a total cash consideration of USD100.0 million (approximately RM369.0 million); and

ii) Approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC from China Pacific Electric Limited for a total cash consideration of USD55.3 million (approximately RM204.0 million).

With the completion of the acquisitions, GPCL is the sole owner of the Meizhou Wan Plant and its project management company.

The acquisitions contributed revenues of USD113.9 million (approximately RM418.0 million) and net profit of USD10.4 million (approximately RM38.1 million) to the Group for the period from 26 May 2006 to 31 December 2006. If the acquisitions had occurred on 1 January 2006, the new subsidiaries would have been contributed revenue of USD181.7 million (approximately RM666.9 million) and net profit of USD15.5 million (approximately RM57.[illegible] million) to the Group. These amounts have been calculated using the Group's accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and tangible assets had applied from 1 January 2006, together with the consequential tax effects.

c) On 21 September 2006, RWB completed the issuance of RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes")("Proposed Notes Issue"). The Notes are convertible into ordinary shares of RM0.50 each in RWB ("Resorts World Shares") in accordance with the terms and conditions of the Notes ("Terms").

The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM12.75 per Resorts World share. The conversion price will be adjusted on the reset dates as stipulated in the Terms. RWB may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date.

The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

38. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)

d) On 10 October 2006, GIPLC submitted a SGD5.2 billion (approximately RM12 billion) bid for the Integrated Resort site at Sentosa Island in Singapore, where GIPLC together with Star Cruises Limited via Resorts World at Sentosa Pte Ltd ("RWS") (formerly known as Infinity @ TheBay Pte Ltd), have an exclusive partnership with Universal Parks and Resorts to develop a 'must see, must visit' world class family resort, with four gated leisure, entertainment and edutainment attractions and six exceptional and uniquely designed hotels for all visitors. On 8 December 2006, the Singapore Government awarded the bid for the proposed Integrated Resort to RWS. The Integrated Resort which will be called Resorts World at Sentosa, is expected to be launched by early 2010.

e) On 20 October 2006, Palomino Limited, a wholly owned subsidiary of GIPLC, sold 66,367,240 ordinary shares in London Clubs International plc ("LCI"), representing 29.6% of the issued and paid-up share capital of LCI, at a price of 135 pence in cash per LCI Share to Dagger Holdings Limited, a wholly owned subsidiary of Harrah's Entertainment, Inc. The price of 135 pence per share represents a premium of 8% over an original offer of 125 pence per share by Dagger Holdings Limited. Proceeds from the disposal received in cash amounted to GBP89.6 million (approximately RM617.4 million).

f) On 12 December 2006, the Company completed the book-building process in relation to a private placement of new ordinary shares of RM0.50 each in the Company ("Genting Shares") to investors identified through placement agents ("Private Placement").

The number of new Genting Shares issued under the Private Placement was 33 million Genting Shares ("Placement Shares") which represent approximately 4.68% of the Company's issued and paid-up share capital. The issue price was fixed at RM31.50 per share. The total proceeds raised from the placement of the Placement Shares is RM1,039.5 million. The Placement Shares have been fully allocated to investors.

g) On 15 September 2006, Genting International Investment (UK) Limited ("GIIUK"), a wholly owned subsidiary of GIPLC and an indirect 58.5% owned subsidiary of the Company, made a recommended cash offer to acquire the entire issued share capital of Stanley Leisure plc ("Stanley Leisure") not already owned by the GIPLC Group, at 860 pence per share. As at the previous financial year end, the GIPLC Group's equity interest in Stanley Leisure was 20.0% and this investment had been classified under "Other long term investments" in the balance sheet of the Genting Berhad Group.

The Group has not equity accounted for its investment in Stanley Leisure in the previous year, as the Group has no representative on the board of directors of Stanley Leisure and has no participation in their management or business policies.

As at 6 October 2006, the offer became unconditional in all respect and Stanley Leisure subsequently became a wholly owned subsidiary of the GIPLC Group. The total consideration paid for the remaining 80% equity stake acquired during the year was RM3.5 billion equivalent.

The acquired business contributed revenue of SGD183.5 million (approximately RM423.6 million) and net profit of SGD11.0 million (approximately RM25.4 million) to the GIPLC Group for the period from 6 October 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, Stanley Leisure would have contributed revenue of SGD688.4 million (approximately RM1,589.2 million) and a net profit of SGD8.9 million (approximately RM20.6 million) to the Group.

Details of provisional net assets acquired and goodwill and other intangibles are disclosed in Note (a) to the cash flow statements.

39. SUBSEQUENT EVENTS

a) On 15 January 2007, the Company, through CIMB Investment Bank Berhad ("CIMB") announced that the Company proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in the Company into 5 ordinary shares of RM0.10 each in the Company ("Split Shares") ("Proposed Share Split"); and

- Amendment to certain provisions of the Company's Memorandum and Articles of Association to facilitate the Proposed Share Split,

(collectively, the "Proposals").

On 8 February 2007, the Company, through CIMB further announced the following:

- That the Securities Commission ("SC") had, through its letter dated 6 February 2007, granted it's approval for the Proposed Share Split and the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities; and

- That Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed above is subject to full compliance by CIMB and the Company with all the relevant requirements pertaining to the implementation of the Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed above is subject to full compliance by the Company with all the requirements pertaining to the Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

The Proposals are subject to and conditional upon approval being obtained from the shareholders of the Company at an extraordinary general meeting to be convened on 21 March 2007.

b) On 15 January 2007, RWB, through CIMB announced that RWB proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in RWB into 5 ordinary shares of RM0.10 each in RWB ("RWB Split Shares") ("RWB Proposed Share Split"); and

- Amendment to certain provisions of RWB's Memorandum and Articles of Association to facilitate the Proposed Share Split,

(collectively, the "RWB Proposals").

On 8 February 2007, RWB, through CIMB further announced the following:

- That the SC had, through its letter dated 6 February 2007, granted its approval for the RWB Proposed Share Split and the listing of and quotation for the RWB Split Shares to be issued under the RWB Proposed Share Split on the Main Board of Bursa Securities; and

- That Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the RWB Proposed Share Split and its approval-in-principle for the listing of and quotation for the RWB Split Shares to be issued under the RWB Proposed Share Split on the Main Board of Bursa Securities

  The SC's approval as disclosed above is subject to full compliance by CIMB and RWB with all the relevant requirements pertaining to the implementation of the RWB Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

  Bursa Securities' approval and approval-in-principle as disclosed above is subject to full compliance by RWB with all the requirements pertaining to the RWB Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

  The RWB Proposals are subject to and conditional upon approval being obtained from the shareholders of RWB at an extraordinary general meeting to be convened on 21 March 2007.

c) On 12 December 2006, GIPLC announced that it had on 11 December 2006 entered into a subscription agreement with DBS Bank Ltd, The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch (Singapore) Pte Ltd and CIMB-GK Securities Pte Ltd, relating to the offering of SGD425 million (approximately RM981.1 million) in aggregate principal amount of convertible bonds due 2012 (the "Convertible Bonds"), which are convertible into fully paid up new ordinary shares of USD0.10 in the capital of GIPLC ("New Shares").

Further to the above announcement, GIPLC announced on 15 January 2007 that it had on 12 January 2007 issued SGD425 million (approximately RM981.1 million) in aggregate principal amount of the Convertible Bonds, which were subsequently listed and quoted on the Singapore Exchange Securities Trading Limited with effect from 15 January 2007.

As at 22 February 2007, SGD200.9 million (approximately RM463.7 million) Convertible Bonds have been converted into 318,484,433 ordinary shares of USD0.10 each of GIPLC.

d) On 10 January 2007 GIPLC announced that it has submitted an application to the Luxembourg Stock Exchange ("LuxSE") for the de-listing of its shares on the Euro MTF Market of the LuxSE. GIPLC is currently awaiting a response from LuxSE.

e) On 22 January 2007, GIPLC announced that Genting Star Limited ("Genting Star"), a wholly owned subsidiary of GIPLC, had in January 2007 acquired from Star Cruises Asia Holding Ltd ("SC Asia"), a wholly owned subsidiary of Star Cruises Limited ("SCL"), 25% of the issued share capital of New Orisol Investments Limited ("New Orisol") for a purchase consideration of USD25.00 (approximately RM88.4).

Following the press statement by the Casino Regulatory Division of the Ministry of Home Affairs of Singapore on 9 February 2007 that it is seeking clarification from SCL and GIPLC on SCL's share placement and other deals in Macau, SCL and GIPLC are providing clarification to the matters sought by the Casino Regulatory Division of the Ministry of Home Affairs.

40. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

		2006	2005
a)	Rendering of services:		
	Air ticketing and transportation services rendered to Star Cruises Limited ("SCL") and its subsidiaries, a corporation in which the Group has an effective 21.0% ownership interest, by Resorts World Tours Sdn Bhd, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 57.6% owned subsidiary of the Company.	**4.0**	3.0
	Tan Sri Lim Kok Thay, the Chairman, President and Chief Executive, shareholder and share option holder of the Company; the Chairman, Chief Executive, shareholder and share option holder of RWB; the Chairman, shareholder and share option holder of Genting International P.L.C., a 58.5% owned subsidiary of the Company; a director of Resorts World Limited, a wholly owned subsidiary of RWB and also the Chairman, President and Chief Executive Officer, shareholder and share option holder of SCL. He is a director of Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL, acting as trustee is a substantial shareholder of SCL, by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.		
b)	Rental of premises and provision of connected services by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (Nee Lee) Kim Hua, mother of Tan Sri Lim Kok Thay, is a director and substantial shareholder of Oriregal.	**1.0**	1.1
	Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.		
	The rental charges to Oriregal are transacted at commercial rates except for the rentals at the premises of Genting Hotel and the Highlands Hotel which are 54% and 72% lower than the comparable range of commercial rate charged to other tenants respectively as a wider space is occupied. The rental of premises at the Resorts Hotel is 81% lower than similar premises as they are located at a low traffic area.		
c)	Progress payments made by Asiatic Land Development Sdn Bhd, a wholly owned subsidiary of Asiatic Development Berhad ("ADB"), a 55.2% owned subsidiary of the Company, to the contractor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM1.4 million (2005: RM1.8 million).	**37.5**	47.9

		2006	2005
d)	Letting of office space and provision of related services by Oakwood Sdn Bhd, a wholly owned subsidiary of the Company to Southern Bank Berhad, a company in which Tan Sri Tan Teong Hean, a brother-in-law of Tan Sri Lim Kok Thay, was a director and substantial shareholder until 30 June 2006.	**1.1**	2.1
e)	Design and consultancy services rendered to GIPLC, a 58.5% owned subsidiary of the Company, by International Resort Management Services Pte Ltd, a company in which Tan Sri Lim Kok Thay has substantial financial interest in relation to the submission of the bids for the proposed integrated resorts at Marina Bay and Sentosa respectively.	**3.7**	-

41. SUBSIDIARIES AND ASSOCIATES

		Effective Percentage of Ownership		Country of Incorporation	Principal Activities
		2006	2005		
	Direct Subsidiaries				
	Asiatic Development Berhad	**55.2**	54.6	Malaysia	Investment holding and management services
	GB Credit & Leasing Sdn Bhd	**69.5**	69.5	Malaysia	Leasing and money lending
+	Genting Equities (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Investments
	Genting Highlands Tours and Promotion Sdn Bhd	**100.0**	100.0	Malaysia	Letting of land and premises
	Genting Hotel & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Provision of resort management services
+	Genting Investment Holdings Ltd	**100.0**	100.0	Isle of Man	Investment holding
	Genting (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Rent-A-Captive Offshore insurance business
	Genting Management and Consultancy Services Sdn Bhd	**100.0**	100.0	Malaysia	Management services
	Genting Oil & Gas Sdn Bhd	**100.0**	100.0	Malaysia	Provision of advisory, technical and administrative services to oil and gas companies
+	Genting Overseas Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
	Genting Risk Solutions Sdn Bhd	**100.0**	100.0	Malaysia	Provision of risk and insurance management consultancy
+	Logan Rock Limited	**100.0**	100.0	Isle of Man	Investments
	Maxitage Sdn Bhd	**100.0**	100.0	Malaysia	Investments
	Oakwood Sdn Bhd	**100.0**	100.0	Malaysia	Property investment and management
	Phoenix Spectrum Sdn Bhd	**100.0**	-	Malaysia	Investments
	Prime Venture (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
	Prime Holdings (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
	Resorts World Bhd	**57.6**	57.7	Malaysia	Resort, hotel and gaming operations
+	Resorts World Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Dormant
+	Resorts World (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Dormant
+	Genting Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
	Genting Digital Sdn Bhd (formerly known as Binary Choice Sdn Bhd)	**100.0**	-	Malaysia	Pre-operating
	Genting Permata Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
	Genting Sanyen Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+	Genting (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Pre-operating

	Effective Percentage of Ownership 2006	Effective Percentage of Ownership 2005	Country of Incorporation	Principal Activities
Direct Subsidiaries (cont'd)				
Genting Strategic Holdings Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Strategic Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Resorts World Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
Sri Highlands Express Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Indirect Subsidiaries				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**55.2**	54.6	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**58.5**	58.5	Isle of Man	Sales co-ordinator
Amalgamated Rubber (Penang) Sdn Bhd	**55.2**	54.6	Malaysia	Investment holding
Asiatic Center For Genome Technology Sdn Bhd (formerly known as Cosmo-Lotus Sdn Bhd)	**55.2**	-	Malaysia	Genomic research
Asiatic Golf Course (Sg. Petani) Berhad	**55.2**	54.6	Malaysia	Golf course operation
Asiatic Indahpura Development Sdn Bhd	**55.2**	54.6	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**55.2**	54.6	Malaysia	Property development
Asiatic Oil Mills (WM) Sdn Bhd	**55.2**	54.6	Malaysia	Fresh fruit bunches processing
Asiatic Overseas Limited	**55.2**	54.6	Isle of Man	Investments
Asiatic Plantations (WM) Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
Asiatic Properties Sdn Bhd	**55.2**	54.6	Malaysia	Property Investment
Asiatic SDC Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
Asiatic Tanjung Bahagia Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
Asiaticom Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Provision of hotels and resorts management services
+ Awana International Limited	**100.0**	100.0	Isle of Man	Investments
Awana Vacation Resorts Development Berhad	**57.6**	57.7	Malaysia	Proprietary timeshare ownership scheme
Azzon Limited	**55.2**	54.6	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	**34.6**	34.6	Malaysia	Investment holding
+ Bolus d.o.o.	**17.5**	3.5	Croatia	Operator of Betting Offices
Calidone Limited	**58.5**	58.5	Isle of Man	Investment holding
Coastal Gusu Heat & Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Nanjing Investor Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Nanjing Manager Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Nanjing Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Suzhou Investor Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Suzhou Manager Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Suzhou Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Wuxi Investor Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Wuxi Manager Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Wuxi New District Ltd	**100.0**	100.0	Cayman Islands	Investment holding

		Effective Percentage of Ownership		Country of Incorporation	Principal Activities
		2006	2005		
	Indirect Subsidiaries (cont'd)				
	Coastal Wuxi Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
*	Coastbright Limited	**58.5**	58.5	United Kingdom	Casino owner and operator
	Degan Limited	**55.2**	-	Isle of Man	Investment holding
	Delquest Sdn Bhd	**57.6**	57.7	Malaysia	Investments
	Eastern Wonder Sdn Bhd	**57.6**	57.7	Malaysia	Support services
	E-Genting Holdings Sdn Bhd	**58.5**	58.5	Malaysia	Investment, management services and IT consultancy
	E-Genting Sdn Bhd	**58.5**	58.5	Malaysia	IT/Data centre and consultancy
+	Eurototo Limited	**29.3**	5.8	United Kingdom	Trading
	First World Hotels & Resorts Sdn Bhd	**57.6**	57.7	Malaysia	Hotel business
+	Freeany Enterprises Limited	**58.5**	11.7	United Kingdom	Trading
	Fujian Electric (Hong Kong) LDC	**100.0**	26.2	Cayman Islands	Investment holding
+	Fujian Pacific Electric Company Ltd	**100.0**	26.2	China	Generation and supply of electric power
	Genasa Sdn Bhd	**57.6**	57.7	Malaysia	Sale and letting of apartment units
	Genmas Sdn Bhd	**57.6**	57.7	Malaysia	Sale and letting of land and property
	Gensa Sdn Bhd	**57.6**	57.7	Malaysia	Sale and letting of land and property
+	Genting (NSW) Pty Ltd	**58.5**	58.5	Australia	Investment and management services
	Genting Administrative Services Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
	Genting Bio-Oil Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of bio-oil
	Genting Centre of Excellence Sdn Bhd	**57.6**	57.7	Malaysia	Provision of training services
	Genting Entertainment Sdn Bhd	**57.6**	57.7	Malaysia	Show agent
	Genting Golf Course Bhd	**57.6**	57.7	Malaysia	Condotel and hotel business, golf resort and property development
	Genting Highlands Berhad	**57.6**	57.7	Malaysia	Land and property development
+	Genting India Travel Services Private Limited	**58.5**	58.5	India	Tour promotion
+	Genting Industrial Holdings Limited	**97.7**	97.7	Isle of Man	Investment holding
	Genting Information Knowledge Enterprise Sdn Bhd	**58.5**	58.5	Malaysia	Research and development of software and consultancy services
+	Genting International (Singapore) Pte Ltd	**58.5**	58.5	Singapore	Tour promotion
+	Genting International (Thailand) Limited	**53.3**	53.3	Thailand	Tour promotion
*	Genting International (UK) Limited	**58.5**	58.5	United Kingdom	Investment holding
+	Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+	Genting International Investment (UK) Limited	**58.5**	-	United Kingdom	Investment holding
+	Genting International Management Limited	**58.5**	58.5	Isle of Man	Investment holding
+	Genting International Management Services Pte Ltd	**58.5**	58.5	Singapore	Investment holding
+	Genting International P.L.C.	**58.5**	58.5	Isle of Man	Investment holding
	Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
	Genting International Properties Limited	**58.5**	58.5	Isle of Man	Investment holding
	Genting International Services Sdn Bhd	**58.5**	58.5	Malaysia	Provision of services
	Genting Irama Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
+	Genting Lanco Power (India) Pvt Ltd	**74.0**	74.0	India	Provision of operation and maintenance services for power plant

	Effective Percentage of Ownership 2006	2005	Country of Incorporation	Principal Activities
Indirect Subsidiaries (cont'd)				
Genting Leisure Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas development and production
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Oil Morocco Limited (formerly known as Genting Oil Natuna Limited)	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil Natuna Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
+ Genting Oil Salawati Pte Ltd	**95.0**	95.0	Singapore	Oil and gas exploration
Genting Power China Limited	**100.0**	100.0	Bermuda	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (India) Limited	**100.0**	100.0	Mauritius	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Power Meizhou Wan Holding Company (formerly known as El Paso Meizhou Wan Holding Company)	**100.0**	100.0	Cayman Islands	Investment holding
Genting Sanyen Industrial Paper Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products and conversion of waste to energy
Genting Sanyen (Malaysia) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen Power (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Investments
Genting Sanyen Power Sdn Bhd	**58.6**	58.6	Malaysia	Generation and supply of electric power
Genting Sanyen Sales & Marketing Services Sdn Bhd	**97.7**	97.7	Malaysia	Trading of paper products, sourcing of waste paper and involved in waste paper baling process for end user
Genting Sanyen Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	**57.6**	57.7	Malaysia	Provision of cable car management services
Genting Utilities & Services Sdn Bhd	**57.6**	57.7	Malaysia	Provision of utilities services and the collection and disposal of garbage at Genting Highlands Resort
Genting World Sdn Bhd	**57.6**	57.7	Malaysia	Leisure and entertainment business
Genting WorldCard Sdn Bhd	**58.5**	58.5	Malaysia	Management of loyalty programme services
Genting Worldcard Services Sdn Bhd	**58.5**	58.5	Malaysia	Management of loyalty programme services
Gentinggi Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
Geremi Limited	**58.5**	58.5	Isle of Man	Investment holding
GHR Risk Management (Labuan) Limited	**57.6**	57.7	Labuan, Malaysia	Offshore captive insurance
GS Packaging Industries (M) Sdn Bhd	**97.7**	97.7	Malaysia	Provision of human resource services
+ Harbour House Casino Limited	**58.5**	-	United Kingdom	Casino Operator
Ideal Meridian Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and sale of paper core
Kijal Facilities Services Sdn Bhd	**57.6**	57.7	Malaysia	Property upkeep services
Kijal Resort Sdn Bhd	**57.6**	57.7	Malaysia	Property development and property management
Kinavest Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
Lafleur Limited	**57.6**	57.7	Isle of Man	Investment holding

41. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership 2006	Effective Percentage of Ownership 2005	Country of Incorporation	Principal Activities
Indirect Subsidiaries (cont'd)				
Landworthy Sdn Bhd	**46.4**	45.8	Malaysia	Plantation
Leisure & Cafe Concept Sdn Bhd	**57.6**	57.7	Malaysia	Operation of Karaoke business
Mastika Lagenda Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Mastika Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities consisting of treatment and supply of water
Mediglove Sdn Bhd	**55.2**	54.6	Malaysia	Investment holding
Medo Investment Pte Ltd	**58.5**	58.5	Singapore	Investment holding
Medo Limited	**58.5**	58.5	Isle of Man	Investment holding
Meizhou Wan Generating Company Ltd	**100.0**	35.5	Cayman Islands	Investment holding
Meizhou Wan Power Production Holding Co, Ltd	**100.0**	-	Cayman Islands	Investment holding
+ MLG Investments Limited	**58.5**	-	United Kingdom	Investment holding
MZW Holdings, Ltd	**100.0**	-	Cayman Islands	Investment holding
* Nanjing Coastal Xingang Cogeneration Power Plant	**80.0**	80.0	China	Generation and supply of electric power
+ Nedby Limited	**58.5**	-	Isle of Man	Investment holding
+ Palomino Holdings Limited	**58.5**	58.5	Isle of Man	Investment holding
Palomino Limited	**58.5**	58.5	Isle of Man	Investments
+ Palomino Star Limited	**58.5**	58.5	Isle of Man	Investment holding
Palomino Sun Limited	**58.5**	58.5	Isle of Man	Investment holding
* Palomino Sun (UK) Limited	**58.5**	58.5	United Kingdom	Investment holding
Palomino World Limited	**58.5**	58.5	Isle of Man	Investment holding
Papago Sdn Bhd	**57.6**	57.7	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	**97.7**	97.7	Malaysia	Provision of facilities for waste paper baling process
+ PT Sepanjang Intisurya Mulia	**38.6**	-	Indonesia	Plantation
Resorts Facilities Services Sdn Bhd	**57.6**	57.7	Malaysia	Property upkeep services
Resorts International (Labuan) Limited	**57.6**	57.7	Labuan, Malaysia	Offshore financing
Resorts Tavern Sdn Bhd	**57.6**	57.7	Malaysia	Land and property development
Resorts World (Labuan) Limited	**57.6**	57.7	Labuan, Malaysia	Offshore financing
+ Resorts World at Sentosa Pte Ltd (formerly known as Infinity @ TheBay Pte Ltd)	**43.9**	44.0	Singapore	Developer and operator of an integrated resort
+ Resorts World Limited	**57.6**	57.7	Isle of Man	Investment holding and investment trading
Resorts World Properties Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**57.6**	57.7	Malaysia	Provision of tour and travel related services
Roundhay Limited	**95.0**	95.0	Isle of Man	Investment holding
RWB (Labuan) Limited	**57.6**	57.7	Labuan, Malaysia	Offshore financing
R.W. Investments Limited	**57.6**	57.7	Isle of Man	Investment holding
Sahabat Alam Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of fibre plastic composites
+ Sanyen Oil & Gas Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
Sawit Sukau Usahasama Sdn Bhd	**30.9**	30.5	Malaysia	Plantation
Sedby Limited	**58.5**	58.5	Isle of Man	Investment holding

	Effective Percentage of Ownership 2006	2005	Country of Incorporation	Principal Activities
Indirect Subsidiaries (cont'd)				
Seraya Mayang Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**57.6**	57.7	Malaysia	Property development
Setiacahaya Sdn Bhd	**77.6**	77.3	Malaysia	Property investment
Setiamas Sdn Bhd	**55.2**	54.6	Malaysia	Plantation and property development
Setiaseri Sdn Bhd	**57.6**	57.7	Malaysia	Renting of its apartment
Sierra Springs Sdn Bhd	**57.6**	57.7	Malaysia	Investment holding
+ Spielers Casino (Southend) Limited	**58.5**	-	United Kingdom	Casino Operator
Sri Kenyalang Pte Ltd	**55.2**	54.6	Singapore	Investment holding
Sri Nangatayap Pte Ltd	**55.2**	54.6	Singapore	Investment holding
Stake Excellent Sdn Bhd	**57.6**	57.7	Malaysia	Support services
+ Stanley Casinos Holdings Limited	**58.5**	11.7	United Kingdom	Investment holding
+ Stanley Casinos Limited	**58.5**	11.7	United Kingdom	Casino Operator
+ Stanley Genting Casinos Limited	**58.5**	29.3	United Kingdom	Investment holding
+ Stanley Interactive Limited	**58.5**	11.7	United Kingdom	Internet sports betting
+ Stanley International Betting Limited	**29.3**	5.8	United Kingdom	European Sports Betting
+ Stanley Leisure plc	**58.5**	11.7	United Kingdom	Investment holding
+ Stanley Leisure Quest Trustees Limited	**58.5**	11.7	United Kingdom	Trustee Company
+ Stanley Overseas Holdings Limited	**58.5**	11.7	United Kingdom	Investment holding
+ Stanleybet Belgium SA/NV	**29.3**	5.8	Belgium	Sports Betting Agents
+ Stanleybet International Limited	**29.3**	5.8	United Kingdom	Licensing of software
+ Star Eagle Holdings Limited	**58.5**	58.5	British Virgin Islands	Investment holding
* Suzhou Coastal Cogeneration Power Company Ltd	**60.0**	60.0	China	Generation and supply of electric power
Sweet Bonus Sdn Bhd	**34.6**	34.6	Malaysia	Renting part of its leasehold land
+ Tameview Properties Limited	**58.5**	-	United Kingdom	Property Company
Technimode Enterprises Sdn Bhd	**55.2**	54.6	Malaysia	Property investment
Torrens Limited	**97.7**	97.7	Isle of Man	Investments
+ Triangle Casino (Bristol) Limited	**58.5**	-	United Kingdom	Casino Operator
Vestplus Sdn Bhd	**57.6**	57.7	Malaysia	Sale and letting of completed apartment units
Wawasan Land Progress Sdn Bhd	**55.2**	54.6	Malaysia	Plantation
+ WEB Energy Ltd	**100.0**	100.0	Mauritius	Investments
Westcliff Casinos Limited	**58.5**	-	United Kingdom	Casino Operator
+ Westcliff (CG) Limited	**58.5**	-	United Kingdom	Trading
+ Widuri Pelangi Sdn Bhd	**57.6**	57.7	Malaysia	Golf resort and hotel business
* Wuxi Huada Gas Turbine Electric Power Company	**60.0**	60.0	China	Generation and sale of electric power
+ Advanced Technologies Limited	**58.5**	11.7	Dominica	Dormant
+ Annabel's Casino Limited	**58.5**	11.7	United Kingdom	Dormant

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2006	2005		
Indirect Subsidiaries (cont'd)				
+ Apuestas Deportivas y Competicion 2003SA	**14.6**	2.9	Spain	Dormant
AR Property Development Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
Asiatic Green Tech Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
+ Baychain Limited	**58.5**	11.7	United Kingdom	Dormant
+ C C Derby Limited	**58.5**	11.7	United Kingdom	Dormant
+ Capital Casinos Group Limited	**58.5**	11.7	United Kingdom	Dormant
+ Capital Clubs Limited	**58.5**	11.7	United Kingdom	Dormant
+ Capital Corporation (Holdings) Limited	**58.5**	11.7	United Kingdom	Dormant
+ Capital Corporation Limited	**58.5**	11.7	United Kingdom	Dormant
+ Cascades Casinos Limited	**58.5**	11.7	United Kingdom	Dormant
+ Cascades Clubs Limited	**58.5**	11.7	United Kingdom	Dormant
+ Castle Casino Limited	**58.5**	11.7	United Kingdom	Dormant
Cengkeh Emas Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
+ Churchstirling Limited	**58.5**	11.7	United Kingdom	Dormant
+ Cotedale Limited	**58.5**	11.7	United Kingdom	Dormant
+ Crockfords Club Limited	**58.5**	11.7	United Kingdom	Dormant
+ Crockfords Investments Limited	**58.5**	11.7	Guernsey	Dormant
+ Cromwell Sporting Enterprises Limited	**58.5**	11.7	United Kingdom	Dormant
Dasar Pinggir (M) Sdn Bhd	**97.7**	97.7	Malaysia	Dormant
+ Dealduo Limited	**58.5**	11.7	United Kingdom	Dormant
Dianti Plantations Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
Drawlink Limited	**58.5**	11.7	United Kingdom	Dormant
Equarius Pte Ltd	**43.9**	29.3	Singapore	Dormant
+ Europe Betting SA	**29.3**	5.8	Spain	Dormant
+ Gameover Limited	**58.5**	11.7	United Kingdom	Dormant
Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Dormant
Genting Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ Genting Overseas Investments Limited	**100.0**	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	**97.7**	97.7	Singapore	Dormant
Genting Studio Sdn Bhd	**57.6**	57.7	Malaysia	Dormant
Glugor Development Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
+ Hazelman Limited	**58.5**	11.7	United Kingdom	Dormant
+ Incomeactual Limited	**58.5**	11.7	United Kingdom	Dormant
Infomart Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ International Sporting Club (London) Limited	**58.5**	11.7	United Kingdom	Dormant

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2006	2005		
Indirect Subsidiaries (cont'd)				
Jamberoo Limited	**95.0**	95.0	Isle of Man	Dormant
Kenyalang Borneo Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
Kituva Plantations Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
+ L Stanley (Bermuda) Ltd	**20.5**	4.1	Bermuda	Dormant
+ Laila Limited	**95.0**	95.0	Isle of Man	Dormant
+ Langway Limited	**58.5**	11.7	United Kingdom	Dormant
+ Metro Leisure Group Limited	**58.5**	-	United Kingdom	Dormant
+ Palm Beach Club Limited	**58.5**	11.7	United Kingdom	Dormant
+ Pellanfayre Limited	**58.5**	11.7	United Kingdom	Dormant
Plantation Latex (Malaya) Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
Resorts Overseas Investments Limited	**57.6**	57.7	Isle of Man	Dormant
Sorona Limited	**100.0**	100.0	Isle of Man	Dormant
+ Sportcrest Limited	**58.5**	11.7	United Kingdom	Dormant
+ St Aubin Properties Limited	**58.5**	11.7	United Kingdom	Dormant
+ Stanley Leisure (Canada) Ltd	**58.5**	11.7	Canada	Dormant
+ Stanley Leisure Group (Malta) Limited	**58.5**	11.7	Malta	Dormant
+ Stanley Leisure Holdings (Malta) Limited	**58.5**	11.7	Malta	Dormant
+ Stanley Leisure (Ireland)	**58.5**	11.7	Ireland	Dormant
+ Stanley Leisure Trading (Malta) Limited	**58.5**	11.7	Malta	Dormant
+ Stanley Lietuva	**29.3**	-	Lituania	Dormant
+ Stanley Online Limited	**58.5**	11.7	United Kingdom	Dormant
+ Stanleybet (Cyprus) Limited	**29.3**	5.8	Cyprus	Dormant
+ Stanleybet Deutschland GmbH	**29.3**	5.8	Germany	Dormant
+ Stanleybet Limited	**58.5**	11.7	United Kingdom	Dormant
+ Stanleybet Sports Limited	**21.9**	4.4	United Kingdom	Dormant
+ Stanley Snooker Clubs Limited	**58.5**	11.7	United Kingdom	Dormant
+ Star City Casino Limited	**58.5**	11.7	United Kingdom	Dormant
+ The Colony Club Limited	**58.5**	11.7	United Kingdom	Dormant
+ The Kings Casino (Yarmouth) Limited	**58.5**	11.7	United Kingdom	Dormant
+ The Midland Wheel Club Limited	**58.5**	11.7	United Kingdom	Dormant
+ Tower Casino Group Limited	**58.5**	11.7	United Kingdom	Dormant
+ Tower Clubs Management Limited	**58.5**	11.7	United Kingdom	Dormant
Trushidup Plantations Sdn Bhd	**55.2**	54.6	Malaysia	Dormant
+ TV-AM (News) Limited	**58.5**	11.7	United Kingdom	Dormant
+ TV-AM Enterprises Limited	**58.5**	11.7	United Kingdom	Dormant
+ TV-AM Limited	**58.5**	11.7	United Kingdom	Dormant

41. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2006	2005		
Indirect Subsidiaries (cont'd)				
Waxwood Sdn Bhd	**34.6**	34.6	Malaysia	Dormant
+ William Crockford Limited	**58.5**	11.7	United Kingdom	Dormant
+ Worthchance Limited	**58.5**	11.7	United Kingdom	Dormant
ALD Construction Sdn Bhd	**55.2**	54.6	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	**55.2**	54.6	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	**55.2**	54.6	Malaysia	Pre-operating
Asiatic Equities (S'pore) Pte Ltd	**55.2**	54.6	Singapore	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	**55.2**	54.6	Malaysia	Pre-operating
Awana Hotels & Resorts Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Awana Vacation Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Best Track International Limited	**57.6**	57.7	Mauritius	Pre-operating
Duta Rancak Sdn Bhd	**97.7**	-	Malaysia	Pre-operating
E-Genting Services Sdn Bhd	**58.5**	58.5	Malaysia	Pre-operating
Gecoun Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genas Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Genawan Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Gentas Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Gentasa Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Genting Biofuels Sdn Bhd (formerly known as Region Formula Sdn Bhd)	**97.7**	-	Malaysia	Pre-operating
Genting International Corp	**58.5**	58.5	United State of America	Pre-operating
Genting Overseas Management Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Petroleum Ventures Limited (formerly known as SIPC Genting Cabinda Ltd)	**95.0**	95.0	Isle of Man	Pre-operating
Genting Power Indonesia Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Power International Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Power Philippines Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Risk Management (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Pre-operating
Genting Sanyen Incineration Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
Genting Sanyen Indonesia Limited	**95.0**	95.0	Isle of Man	Pre-operating
Genting Star (Macau) Limited	**58.5**	58.5	Macau	Pre-operating
Genting Star Limited	**58.5**	58.5	British Virgin Islands	Pre-operating
Genting Theme Park Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
GP China Limited	**100.0**	100.0	Isle of Man	Pre-operating
Highlands Exploration Limited	**95.0**	95.0	Isle of Man	Pre-operating
Highlands Power Development Limited	**100.0**	100.0	Isle of Man	Pre-operating
Hitechwood Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
Jomara Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
Ketapang Holdings Pte Ltd	**55.2**	54.6	Singapore	Pre-operating
Laserwood Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
+ Lestari Listrik Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
* Maxims Casinos Limited	**58.5**	58.5	United Kingdom	Pre-operating
+ Maxims Clubs Pte Ltd	**58.5**	58.5	Singapore	Pre-operating
Maxims Clubs Sdn Bhd	**58.5**	58.5	Malaysia	Pre-operating

		Effective Percentage of Ownership 2006	2005	Country of Incorporation	Principal Activities
	Indirect Subsidiaries (cont'd)				
	Merriwa Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
	Neutrino Space Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Orbit Crescent Sdn Bhd	**55.2**	-	Malaysia	Pre-operating
	Oxalis Limited	**97.7**	97.7	Isle of Man	Pre-operating
*	Palomino World (UK) Limited	**58.5**	58.5	United Kingdom	Pre-operating
	Possible Affluent Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Rapallo Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Resorts World Spa Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
	R.W. Overseas Investments Limited	**57.6**	57.7	Isle of Man	Pre-operating
	Sandai Maju Pte Ltd	**55.2**	54.6	Singapore	Pre-operating
	Sanyen Oil & Gas Limited	**95.0**	95.0	Mauritius	Pre-operating
	Space Fair Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
+	Stanley Genting Casinos (Leeds) Limited	**58.5**	29.3	United Kingdom	Pre-operating
+	Swallow Creek Limited	**95.0**	95.0	Isle of Man	Pre-operating
	Tetha Limited	**95.0**	95.0	Isle of Man	Pre-operating
	Tullamarine Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Twinkle Glow Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Twinmatics Sdn Bhd	**57.6**	57.7	Malaysia	Pre-operating
+	Vestplus (Hong Kong) Limited	**57.6**	57.7	Hong Kong, SAR	Pre-operating
	Vintage Action Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
	Yarrawin Sdn Bhd	**34.6**	34.6	Malaysia	Pre-operating
+	Genting Power (Swiss) GmbH	**100.0**	100.0	Switzerland	Pending liquidation
*	Myanmar Genting Sanyen Limited	**100.0**	100.0	Myanmar	Pending liquidation
	Genting Power (Putian) Management Company Ltd (formerly known as InterGen (Putian) Electric Power Maintenance Company Ltd)	**100.0**	-	China	Pending liquidation
	Associates				
*	Aban Power Company Limited	**36.3**	36.3	India	Generation and supply of electric power
*	Asiatic Ceramics Sdn Bhd	**27.0**	26.7	Malaysia	In receivership
+	Lanco Kondapalli Power Pvt Ltd	**30.0**	30.0	India	Generation and supply of electric power
*	Landmarks Berhad	**25.0**	-	Malaysia	Resort, hotel, property investment and property development
	Serian Palm Oil Mill Sdn Bhd	**22.1**	21.8	Malaysia	Fresh fruit bunches processing
*	Sri Gading Land Sdn Bhd	**27.0**	26.7	Malaysia	Property development
+	Star Cruises Limited	**21.0**	21.0	Isle of Man & continued into Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

Statement on Directors' Responsibility

Pursuant to Paragraph 15.27(a) of the Listing Requirements of Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with MASB Approved Accounting Standards for Entities Other Than Private Entities in Malaysia so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2006.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 28 February 2007.

Statutory Declaration

Pursuant to Section 169(16) of the Companies Act, 1965

I, **CHIEW SOW LIN**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 55 to 123 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 28 February 2007) **CHIEW SOW LIN**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

Report of the Auditors

to the Members of Genting Berhad

We have audited the financial statements set out on pages 55 to 123. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities so as to give a true and fair view of:

i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

ii) the state of affairs of the Group and the Company as at 31 December 2006 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 41 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/08 (J))
Partner of the firm

Kuala Lumpur
28 February 2007

Ten-Year Summary

Amounts in RM million unless otherwise stated	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Revenue	**6,943.8**	5,454.1	4,647.0	4,237.1	3,534.7	3,148.4	3,338.6	3,077.4	3,369.8	3,822.0
Profit/[loss] before taxation	**2,749.8**	2,434.3	1,773.5	1,548.4	1,525.4	1,000.0	(373.0)	1,506.1	884.8	1,520.7
Taxation	**(507.3)**	(622.6)	(339.4)	(466.8)	(422.5)	(352.8)	(301.5)	0.5	(338.5)	(324.2)
Profit/[loss] for the financial year	**2,242.5**	1,811.7	1,434.1	1,081.6	1,102.9	647.2	(674.5)	1,506.6	546.3	1,196.5
Net profit/[loss] attributable to equity holders of the Company	**1,504.2**	1,247.0	928.0	713.8	756.5	452.1	(246.2)	1,101.6	414.7	772.2
Share Capital[1]	**369.4**	352.7	352.3	352.2	352.2	352.2	352.2	352.2	352.2	352.2
Retained Earnings	**9,524.2**	8,158.6	7,034.3	6,220.1	5,608.2	4,948.9	4,592.6	4,915.7	3,908.0	3,597.4
Other Reserves	**1,401.1**	517.9	481.9	472.5	465.8	459.6	464.6	547.1	536.4	566.3
Shareholders' Equity	**11,294.7**	9,029.2	7,868.5	7,044.8	6,426.2	5,760.7	5,409.4	5,815.0	4,796.6	4,515.9
Minority Interests	**5,372.2**	4,898.1	3,432.1	3,035.9	2,404.7	2,121.4	2,017.2	2,544.5	2,138.0	2,109.8
Non-Current Liabilities	**7,216.0**	3,132.1	3,540.7	2,802.5	1,303.5	1,373.0	688.9	359.2	345.2	332.2
Capital Employed	**23,882.9**	17,059.4	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9
Property, Plant and Equipment	**9,511.3**	6,482.8	6,108.2	5,899.3	4,586.6	4,477.9	3,955.9	3,459.0	3,294.1	3,068.8
Land Held for Property Development	**488.8**	488.0	495.1	513.7	525.1	621.9	631.2	653.6	631.9	597.9
Investment Properties	**30.1**	28.9	27.3	27.8	33.2	33.7	34.7	41.3	89.7	90.0
Biological Assets	**445.3**	429.7	414.9	294.9	261.6	209.8	204.3	200.8	197.0	192.4
Intangible Assets (including exploration cost)	**5,438.2**	140.7	13.7	0.0	0.0	0.0	439.2	437.6	399.2	207.0
Jointly Controlled Entities	**1.3**	36.1	39.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Associates	**2,493.9**	2,491.5	2,230.1	2,159.1	2,431.2	2,030.6	1,927.2	1,446.2	1,324.4	317.9
Other Long Term Investments	**258.8**	1,188.9	357.6	12.0	15.6	6.9	114.0	167.0	7.3	122.1
Long Term Receivables	**21.3**	55.5	22.7	20.4	20.2	19.0	10.1	3.7	0.0	0.0
Deferred Taxation	**13.1**	9.4	4.6	3.8	23.6	8.9	6.5	1.3	1.2	1.2
	18,702.1	11,351.5	9,713.9	8,931.0	7,897.1	7,408.7	7,323.1	6,410.5	5,944.8	4,597.3
Net Current Assets	**5,180.8**	5,707.9	5,127.4	3,952.2	2,237.3	1,846.4	792.4	2,308.2	1,335.0	2,360.6
Capital Employed	**23,882.9**	17,059.4	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9
Basic earnings/[loss] per share [sen]	**212.87**	176.95	131.76	101.34	107.41	64.20	(34.96)	156.40	58.89	109.72
Net dividend per share [sen]	**23.24**	20.88	17.28	15.48	14.76	13.68	13.68	13.68	13.32	14.98
Dividend cover [times]	**8.9**	8.5	7.6	6.5	7.3	4.7	N/A	11.4	4.4	7.3
Current ratio	**2.20**	4.82	3.92	3.98	2.71	2.89	1.66	4.20	2.26	3.36
Net assets per share [RM]	**15.29**	12.80	11.17	10.00	9.12	8.18	7.68	8.26	6.81	6.41
Net tangible assets per share [RM]	**7.93**	12.60	11.15	10.00	9.12	8.18	7.68	8.26	6.81	6.41
Return/[loss] [after tax and minority interests] on average shareholders' equity [%]	**14.80**	14.76	12.45	10.60	12.42	8.10	(4.39)	20.76	8.91	18.79
Market share price										
- highest [RM]	**33.14**	21.70	19.80	18.90	16.50	11.30	18.00	15.70	14.00	18.00
- lowest [RM]	**21.11**	16.72	14.30	11.30	10.40	7.40	8.75	7.85	6.40	7.70

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation, due to adoption of new FRS.

Computed based on issued share capital prior to the share split exercise which was completed on 16 April 2007.

N/A - Not Applicable

List of Properties Held

as at 31 December 2006

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2006 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
MALAYSIA						
STATE OF PAHANG DARUL MAKMUR						
1 Genting Highlands, Bentong	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.4	25	1982 (R)
2 Genting Highlands, Bentong	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	134.3	14	1992 (A)
3 Genting Highlands, Bentong	Freehold	Built-up : 493,750 sq.metres	22-storey First World Hotel & Car Park V	972.2	7	2000 (A)
4 Genting Highlands, Bentong	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	30.9	13	1993 (A)
5 Genting Highlands, Bentong	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	28.3	35	1989 (R)
6 Genting Highlands, Bentong	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	10.3	31	1989 (R)
7 Genting Highlands, Bentong	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	7.5	23	1989 (R)
8 Genting Highlands, Bentong	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	16.5	14	1992 (A)
9 Genting Highlands, Bentong	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	63.3	14	1992 (A)
10 Genting Highlands, Bentong	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	54.7	10	1996 (A)
11 Genting Highlands, Bentong	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.2	34	1989 (R)
12 Genting Highlands, Bentong	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	20.5	12	1989 (R)
13 Genting Highlands, Bentong	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.0	23	1989 (R)
14 Genting Highlands, Bentong	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	23	1989 (A)
15 Genting Highlands, Bentong	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.4	8	1999 (A)
16 Genting Highlands, Bentong	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.5	19	1989 (R)
17 Genting Highlands, Bentong	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18 Genting Highlands, Bentong	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.3	14	1992 (A)
19 Genting Highlands, Bentong	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	26	1989 (A)
			1 unit of Kayangan Apartment	0.2	26	1990 (A)
20 Genting Highlands, Bentong	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	20.2	20	1989 (R)
21 Genting Highlands, Bentong	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	23.3	20	1989 (R)
22 Genting Highlands, Bentong	Freehold	Built-up : 8,756 sq.metres	79 units of Ria Apartment (Pahang Tower)	11.5	20	1989 (R)
23 Genting Highlands, Bentong	Freehold	Land : 3,286 hectares	7 plots of land & improvements	263.1	-	1989 (R)
			1 plot of land & improvements	6.0	-	1996 (A)
			10 plots of land & improvements	52.1	-	1989 (R)
			1 plot of land & improvement	0.1	-	1991 (A)
			66 plots of land & improvements	234.9	-	1989 (R)
			3 plots of land & improvements	24.9	-	2002 (A)
			13 plots of land & improvements	9.8	-	1995 (R)
24 Genting Highlands, Bentong	Leasehold (unexpired lease period of 87 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25 Genting Highlands, Bentong	Leasehold (unexpired lease period of 52 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26 Genting Highlands, Bentong	Leasehold (unexpired lease period of 84 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000 (A)
27 Bukit Tinggi, Bentong	Leasehold (unexpired Lease period of 88 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	7	1999 (A)
28 Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989 (R)
29 Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.1	20	1987 (A)
30 Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
31 Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectares Built-up : 335 sq.metres	1 plot of industrial land with workshop and office	0.7	5	2001 (A)
STATE OF SELANGOR DARUL EHSAN						
1 Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	412.7	10	1997 (A)
2 Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	2 plots of building land	6.1	-	1993 (A)
		Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	70.6	10	1997 (A)
3 Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	5.9	9	1998 (A)
4 Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,369 sq.metres	74 units of Ria Apartment (Selangor Tower)	10.9	20	1989 (R)
5 Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989 (R)
			18 plots of building land	41.7	-	1995 (R)
			7 plots of building land	10.4	-	1993 (A)
6 Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7 Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994 (A)
8 Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994 (A)
9 Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994 (A)
10 Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 305,982 sq.metres	1 plot of industrial land with paper mill & power plant complex	141.9	15	1990 (A)
11 Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 69 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	90.7	6	1994 (A)
12 Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 90 years)	Land : 3 hectares	1 plot of industrial land	2.2	-	1994 (A)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2006 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
13 Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 80 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of industrial land with factory	2.6	10	1996 (A)
14 Section 28, Petaling Jaya	Leasehold (unexpired lease period of 60 years)	Land : 2,875 sq.metres Built-up : 780 sq.metres	2 plots of industrial land with factory	4.5	10	1996 (A)
15 Sungai Buloh, Gombak	Freehold	Land : 5,172 sq.metres Built-up : 1,267 sq.metres	1 plot of industrial land with factory	3.3	11	1996 (A)
16 Pandamaran, Klang	Freehold	Land : 2,471 sq.metres Built-up : 1,316 sq.metres	2 plots of industrial land with factory	1.2	10	1996 (A)
17 Pulau Indah, Klang	Leasehold (unexpired lease period of 89 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	45.8	-	1997 (A)
18 Rawang, Gombak	Freehold	Land : 5,574 sq.metres Built-up : 669 sq.metres	1 plot of industrial land with factory	1.8	8	1996 (A)
19 Bangi Factory, Selangor	Leasehold (unexpired lease period of 80 years)	Land : 12,140 sq.metres Built-up : 5,556 sq.metres	1 plot of industrial land with factory	2.6	25	1990 (A)
FEDERAL TERRITORY OF KUALA LUMPUR						
1 Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	20	1988 (A)
2 Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	99.5	21	1983/1991 (A)
3 Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 68 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	9.4	31	1982 (A)
STATE OF PERAK DARUL RIDZUAN						
1 Kinta, Perak	Leasehold (unexpired lease period of 83 years)	Land : 6 hectares	349 vacant housing development lots	1.5	-	1989 (A)
STATE OF TERENGGANU DARUL IMAN						
1 Kijal, Kemaman	Leasehold (unexpired lease period of 85 years)	Land : 262 hectares	4 plots of resort/property development land	44.8	-	1996 (A)
		Land : 51 hectares	18-hole Awana Kijal Golf Course	11.8	-	1997 (A)
		Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	91.6	10	1997 (A)
		Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.5	12	1995 (A)
		Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.4	11	1996 (A)
	Leasehold (unexpired lease period of 85 years)	Land : 18 hectares	17 plots of resort/property development land	1.5	-	2002 (A)
	Leasehold (unexpired lease period of 95 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1995 (R)
STATE OF KEDAH DARUL AMAN						
1 Mukim Sg. Seluang, Kulim	Freehold	Land : 7,299 sq.metres Built-up : 669 sq.metres	2 plots of industrial land with factory	0.9	8	1996 (A)
2 Mukim Sg. Petani, Kuala Muda	Freehold	Land : 2,922 sq.metres Built-up : 1,041 sq.metres	1 plot of industrial land with factory	0.9	11	1995 (A)
3 Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 81 years)	Land : 14 hectares	5 plots of building land	11.3	-	1997 (A)
		Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	59.9	9	1997 (A)
STATE OF PULAU PINANG						
1 Seberang Perai Selatan, Pulau Pinang	Freehold	Land : 7 hectares Built-up : 37,976 sq.metres	1 plot of industrial land with factory	62.7	5	1997 (A)
STATE OF JOHORE DARUL TAKZIM						
1 Kulai, Johor	Freehold	Land : 15 hectares	8 plots of industrial land	25.7	-	1999 (A)
2 Kluang, Johor	Freehold	Built-up : 1,103 sq.metres	1 unit of bio oil factory	1.6	1	2006 (A)
ESTATES/PROPERTY DEVELOPMENT ("PD")						
1 ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/Jitra, Kedah	Freehold	Estate : 1,314 hectares PD : 147 hectares	Oil palm estate, property development and golf course & clubhouse	60.4	11	1981 (R)
2 ASIATIC Selama Estate, Serdang & Kulim, Kedah/Selama, Perak	Freehold	Estate : 1,852 hectares	Oil palm estate	24.0	-	1981 (R)
3 ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate	14.0	-	1981 (R)
4 ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.0	-	1981 (R)
5 ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 4 hectares	Oil palm estate and property development	23.4	-	1981 (R)
6 ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,801 hectares	Oil palm estate	25.6	-	1981 (R)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2006 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
7 ASIATIC Sg. Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.6	-	1983 (A)
8 ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,560 hectares PD : 69 hectares	Oil palm estate and property development	68.3	-	1983 (A)
9 ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	12.8	26	1983 (A)
10 ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 2,802 hectares PD : 100 hectares	Oil palm estate, mill, property development, Asiatic Indahpura Sports City and Car City	351.4	17	1983 (A)
11 ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 135 hectares PD : 95 hectares	Oil palm estate and property development	80.1	-	1996 (A)
12 ASIATIC Sabapalm Estate, Labuk Valley, Sandakan, Sabah	Leasehold (unexpired lease period of 79-881 years)	Estate : 4,360 hectares	Oil palm estate and mill	43.5	36	1991 (A)
13 ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 80-90 years)	Estate : 4,345 hectares	Oil palm estate and mill	43.0	12	1988 & 2001 (A)
14 ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 79-80 years)	Estate : 4,548 hectares	Oil palm estate	48.7	-	1988 & 2003 (A)
15 ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 82 years)	Estate : 4,047 hectares	Oil palm estate	34.6	-	1990 (A)
16 ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 77 years)	Estate : 4,039 hectares	Oil palm estate	36.8	-	1992 (A)
17 ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 84 years)	Estate : 1,683 hectares	Oil palm estate	19.8	-	1993 (A)
18 Residential bungalow, Sandakan, Sabah	Leasehold (unexpired lease period of 881 years)	Land : 1,206 sq.metres Built-up : 374 sq.metres	2 units of 2-storey intermediate detached house	0.2	22	1991 (A)
19 ASIATIC Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 74 years)	Land : 8 hectares	Vacant land	2.2	-	1992 (A)
20 ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 27-94 years)	Land : 3,711 hectares	Oil palm estate	50.1	-	2001-2004 (A)
21 ASIATIC Indah & ASIATIC Permai Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 90 years)	Land : 8,830 hectares	Oil palm estate	117.4	-	2001 (A)
22 ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 77-884 years)	Land : 5,611 hectares	Oil palm estate and mill	119.3	10	2002 (A)
23 ASIATIC Sekong Estate & ASIATIC Suan Lamba Estate Kinabatangan, Sabah	Leasehold (unexpired lease period of 16-92 years)	Land : 6,755 hectares	Oil palm estate and mill	186.9	10	2004 (A)
24 ASIATIC Regional Office, Wisma Asiatic, Sandakan, Sabah	Leasehold (unexpired lease period of 94 years)	Built-up : 2,023 sq.metres	Office	3.1	4	2004 (A)
INDONESIA						
1. Ketapang, Kalimantan Barat	Pending issuance of title	Land : 14,261 hectares	Unplantable agriculture land	21.2	-	2006 (A)
UNITED KINGDOM						
1 Hyde Park, London	Leasehold (unexpired lease period of 970 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.3	27	1980/1996 (A)
2 Maxims Casino Club, Kensington	Freehold	Built-up : 1,445 sq.metres	Casino Club	39.4	144	2005 (A)
3 Newcastle	Freehold	Built-up : 1,464 sq.metres	Casino Club	22.0	12	2006 (A)
4 Salford-Albion	Freehold	Built-up : 1,058 sq.metres	Casino Club	12.1	9	2006 (A)
5 Wirral	Freehold	Built-up : 860 sq.metres	Casino Club	4.7	27	2006 (A)
6 Leicester / East Bond	Freehold	Built-up : 755 sq.metres	Casino Club	1.1	27	2006 (A)
7 Bournemouth	Freehold	Built-up : 860 sq.metres	Casino Club	7.9	107	2006 (A)
8 Southport	Freehold	Built-up : 762 sq.metres	Casino Club	8.1	127	2006 (A)
9 Southampton	Freehold	Built-up : 797 sq.metres	Casino Club	11.1	107	2006 (A)
10 Bolton	Freehold	Built-up : 808 sq.metres	Casino Club	6.0	107	2006 (A)
11 Berk Glasgow	Freehold	Built-up : 3,402 sq.metres	Casino Club	19.0	120	2006 (A)
12 Berk Edin.	Freehold	Built-up : 832 sq.metres	Casino Club	6.9	120	2006 (A)
13 Coventry 2	Freehold	Built-up : 1,105 sq.metres	Casino Club	10.0	207	2006 (A)
14 AB Bristol	Freehold	Built-up : 573 sq.metres	Casino Club	9.0	60	2006 (A)
15 AB Coventry	Freehold	Built-up : 771 sq.metres	Casino Club	15.3	70	2006 (A)
16 AB Leicester/ Cank St	Freehold	Built-up : 683 sq.metres	Casino Club	6.7	80	2006 (A)
17 Margate Cascades	Freehold	Built-up : 1,326 sq.metres	Casino Club	21.6	50	2006 (A)
18 Torquay	Freehold	Built-up : 1,495 sq.metres	Casino Club	5.7	17	2006 (A)
19 Crockfords	Freehold	Built-up : 1,907 sq.metres	Casino Club	486.1	236	2006 (A)
20 Luton 2-Park St	Freehold	Built-up : 1,021 sq.metres	Casino Club	1.0	37	2006 (A)
21 Brighton	Freehold	Built-up : 85 sq.metres	Vacant retail building	-	40	2006 (A)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2006 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
22 Liverpool Head Office	Freehold	Built-up : 4,134 sq.metres	Office building	29.1	73	2006 (A)
23 31 Curzon Street ne d to Crockfords	Freehold	Built-up : 307 sq.metres	Casino Club	36.8	230	2006 (A)
24 Luton- Skimpot	Leasehold (unexpired lease period of 985 years)	Built-up : 984 sq.metres	Casino Club	13.6	25	2006 (A)
25 Portsmouth	Leasehold (unexpired lease period of 118 years)	Built-up : 733 sq.metres	Casino Club	-	70	2006 (A)
26 Leith Cascades	Leasehold (unexpired lease period of 89 years)	Built-up : 1,698 sq.metres	Casino Club	35.9	7	2006 (A)
27 Brighton	Leasehold (unexpired lease period of 969 years)	Built-up : 458 sq.metres	Casino Club	4.1	30	2006 (A)
28 Speilers	Leasehold (unexpired lease period of 5 years)	Built-up : 836 sq.metres	Casino Club	1.7	80	2006 (A)
29 WCG - Southend	Leasehold (unexpired lease period of 5 years)	Built-up : 22 sq.metres	Casino Club	1.4	10	2006 (A)
30 Tameview	Leasehold (unexpired lease period of 67 years)	Built-up : 4,529 sq.metres	Casino Club	29.5	80	2006 (A)
31 Liverpool Renshaw	Leasehold (unexpired lease period of 32 years)	Built-up : 1,498 sq.metres	Casino Club	7.4	105	2006 (A)
CHINA						
1 Suzhou	Leasehold (unexpired lease period of 40 years)	Land : 5.6 hectares Built-up : 26,849 sq.metres	Land with Power Plant Complex	24.5	11	2005 (A)
2 Wuxi	Leasehold (unexpired lease period of 5 years)	Land : 6.3 hectares Built-up : 44,539 sq.metres	Land with Power Plant Complex	6.0	11	2005 (A)
3 Nanjing	Leasehold (unexpired lease period of 9 years)	Land : 6.7 hectares Built-up : 12,175 sq.metres	Land with Power Plant Complex	10.4	10	2005 (A)
4 Meizhouwan	Leasehold (unexpired lease period of 18 years)	Land : 7.6 hectares Built-up : 32,624 sq.metres	Land with Power Plant Complex	321.6	6	2006 (A)
	Leasehold (unexpired lease period of 18 years)	Land 4.2 hectares	Ash storage yard	57.0	-	2006 (A)
	Leasehold (unexpired lease period of 40 years)	Land 0.1 hectares Built-up 9,000 sq.metres	Land with building	8.3	7	2006 (A)
	Leasehold (unexpired lease period of 36 years)	Land 0.2 hectares Built-up 24,633 sq.metres	Land with building	20.8	6	2006 (A)

Group Offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com
Website : www.genting.com

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2161 5304
E-mail : rwbinfo@genting.com
Websites : www.resortsworld.com
www.genting.com.my
www.awana.com.my

Genting International P.L.C.
Hong Kong
1526-1527, Ocean Centre,
5 Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2317 7133
Fax : (852) 2314 8724
Website : www.gentinginternational.com

Malaysia
Genting International Services Sdn Bhd
24th Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur
Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur
Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2333 6666
Websites : www.egenting.com
www.worldcard.com.my
www.atlatte.com

Singapore
Resorts World at Sentosa Pte Ltd
#13-26 Park Mall, 9 Penang Road,
Singapore 238459
Tel : (65) 6823 9888
Fax : (65) 6823 9117
Websites : www.resortsworldatsentosa.com

United Kingdom
Genting International (UK) Limited
31 Curzon Street,
London W1J 7TW, United Kingdom
Tel : (44) 207 629 7347
Fax : (44) 207 499 2474

Stanley Leisure plc
Stanley House, 151 Dale Street,
Liverpool L2JW, United Kindom
Tel : (44) 151 237 6000
Fax : (44) 151 237 6179
Website : www.stanleyleisure.com
www.crockfords.com
www.thecolonyclub.com
www.thepalmbeach.com
www.maximsclub.com
www.cromwellmint.com
www.stanleycasinos.com

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : (603) 6101 1118
Fax : (603) 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : (603) 6436 9000
Fax : (603) 6101 3535
E-mail : awhfo@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : (609) 864 1188
Fax : (609) 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : (604) 955 5111
Fax : (604) 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal, Pulau Indah,
Pelabuhan Barat, 42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : (603) 3101 1333
Fax : (603) 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting,
28, Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (603) 2718 1118
Fax : (603) 2718 1888
Reservations E-mail :
customercare@genting.com
Membership E-mail :
hotline@worldcard.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : (604) 890 2300
Fax : (604) 890 2500

Ipoh Office
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : (605) 243 2988
Fax : (605) 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : (607) 334 4555
Fax : (607) 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : (082) 412 522
Fax : (082) 412 022

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2333 6686
Fax : (603) 2162 1551
E-mail : mice@genting.com

Genting International Convention Centre
Website : mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : (603) 6251 8398 / 6253 1762
Fax : (603) 6251 8399

Limousine Service Counter
(KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : (603) 8776 6753
Fax : (603) 8787 3873

Limousine Service Counter
(Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : (603) 6101 1118
ext : 58771 / 7750 / 7916

OVERSEAS

Australia
Genting (NSW) Pty Ltd (Sales Office)
Suite 810, Level 8,
401 Sussex Street,
Sydney, NSW 2000
Tel : (612) 9281 1433
Fax : (612) 9281 1430

Hong Kong (SAR)
Genting International P.L.C (Sales Office)
1526-1527, Ocean Centre
5 Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2317 7133
Fax : (852) 2314 8724

India
Genting India Travel Services Pte Ltd
(Sales Office)
510, Churchgate Chambers,
5th Floor, 5 New Marine Lines Road,
Mumbai, 400020, India
Tel : (9122) 2264 0383
Fax : (9122) 2281 8369 / 2287 1948

Genting India Travel Services Pte Ltd
(Sales Office)
709-A, International Trade Towers,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 4160 8405
Fax : (9111) 4160 8404

Singapore
Genting International (S) Pte Ltd
(Sales Office)
#13-26 Park Mall, 9 Penang Road,
Singapore 238459
Tel : (65) 6823 9888
Fax : (65) 6823 9117
E-mail : genting1@pacific.net.sg

Thailand
Genting International (Thailand) Ltd
(Sales Office)
153, Lot No. 400, 4th Floor,
The Peninsula Plaza,
Radjadumri Road Patumwan.
Bangkok 10330, Thailand
Tel : (662) 254 0753 / 54 / 55
Fax : (662) 254 0768

United Kingdom
Genting International (UK) Limited
(Sales Office)
31 Curzon Street,
London W1J 7TW, United Kingdom
Tel : (44) 207 629 7347
Fax : (44) 207 499 2474

UAE
Adriana Limited (Branch Office)
Sharjah Airport International
Free Zone, Executive Suite X4-17,
P. O. Box 120652, Sharjah, U.A.E.
Tel : (971) 5051 58059

China
Adriana Limited (Representative Office)
Unit 09, 16th Floor No. 8 Kuai Ji Ld,
HuangPu District,
Jin Tian Di International Plaza,
Shanghai, China
Tel : (86) 6326 3866 / 6326 3626
Fax : (86) 6326 3727

Vietnam
Adriana Limited (Representative Office)
170 Bis (3rd Floor) Tran Hung Doa,
Nguyen Cu Trinh Street,
District 1, Ho Chi Minh, Vietnam
Tel : (848) 920 6334
Fax : (848) 920 6335

Worldcard Hong Kong
1526-1527, Ocean Centre,
5 Canton Road,
Tsimshatsui, Kowloon
Hong Kong SAR
Tel : (852) 2978 3888
Fax : (852) 2314 8512
E-mail : hotline@worldcard.com.hk
Website : www.worldcard.com.hk

Worldcard Malaysia
19th Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2179 1888
Fax : (603) 2333 6611
E-mail : hotline@worldcard.com.my
Website : www.worldcard.com.my

Worldcard Singapore
#13-25 Park Mall, 9 Penang Road
Singapore 238459
Tel : (65) 6720 0888
Fax : (65) 6720 0866
E-mail : hotline@worldcard.com.sg
Website : www.worldcard.com.sg

PLANTATION DIVISION

Principal Executive Officers
Tan Sri Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2255 / 2333 2255
Fax : (603) 2161 6149
E-mail : info@asiatic.com.my
Website : www.asiatic.com.my

REGIONAL OFFICE

Asiatic Regional Office, Sabah
Wisma Asiatic,
KM 12, Labuk Road,
90000 Sandakan,
Sabah, Malaysia
Tel : (089) 673 811 / 672 787
Fax : (089) 673 976

MANUFACTURING, POWER AND OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Sdn Bhd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2211 / 2333 2211
Fax : (603) 2162 4032
E-mail : enquiry@gsanyen.com
Website : www.gentingsanyen.com
: www.gentingoil.com

PLANT

Genting Sanyen Industrial Paper Sdn Bhd
Kompleks Perindustrian & Pengilangan Kertas Langat
Lot 7090, Mukim Tanjung 12,
Bukit Changgang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Genting Paper Mill
Tel : (603) 3182 5000
Fax : (603) 3182 5100

Power Plant
Tel : (603) 3182 6800
Fax : (603) 3182 6900

Box Plant (Central)
Tel : (603) 3182 5200
Fax : (603) 3182 5300

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang, Malaysia
Tel : (604) 585 6133
Fax : (604) 585 6020

Oil & Gas
Tel : (603) 2178 2211 / 2333 2211
Fax : (603) 2163 5187
E-mail : info@gentingoil.com

PROPERTY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2161 5304

PROPERTY SALES

- Awana Condominium
- Ria Apartments
Enquiries:
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2163 5079

Kijal Resort Sdn Bhd (Sales Office)
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : (609) 864 9261
Fax : (609) 864 9260

Asiatic Land Development Sdn Bhd
Asiatic Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside,
08100 Bedong, Kedah, Malaysia
Tel : (604) 452 1000/1/2
Fax : (604) 452 1003

Asiatic Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor, Malaysia
Tel : (607) 663 1188
Fax : (607) 662 4655

Asiatic Cheng Perdana Sales Office
No. 32, Jalan Cheng Perdana 1/6,
Desa Cheng Perdana 1, Cheng,
75250 Melaka, Malaysia
Tel : (606) 312 3548
Fax : (606) 312 3590

Analysis of Shareholdings

as at 3 May 2007

Class of Shares : Ordinary shares of 10 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	3,280	10.700	23,087	0.001
100 - 1,000	10,845	35.375	8,803,639	0.238
1,001 - 10,000	12,233	39.903	54,390,809	1.471
10,001 - 100,000	3,205	10.454	101,877,365	2.756
100,001 to less than 5% of issued shares	1,082	3.529	1,638,108,335	44.315
5% and above of issued shares	12	0.039	1,893,316,535	51.219
Grand Total	**30,657**	**100.000**	**3,696,519,770**	**100.000**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No. of Shares	% of Issued Capital
1.	Kien Huat Realty Sdn Berhad	707,604,240	19.142
2.	CIMB Group Nominees (Tempatan) Sdn Bhd *Mandurah Limited for Kien Huat Realty Sdn Berhad (49279 Lint)*	315,000,000	8.522
3.	Kien Huat Realty Sdn Berhad	170,536,020	4.613
4.	UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited*	140,728,450	3.807
5.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	132,000,000	3.571
6.	UOBM Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited*	122,000,000	3.300
7.	Citigroup Nominees (Asing) Sdn Bhd *Exempt An for Mellon Bank (Abnamro Mellon)*	58,076,800	1.571
8.	Time Life Equity Sdn Bhd	57,619,980	1.559
9.	Alocasia Sdn Bhd	56,490,000	1.528
10.	Citigroup Nominees (Asing) Sdn Bhd *UBS AG for Prism Offshore Fund Ltd*	51,897,230	1.404
11.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for J.P. Morgan Chase Bank, National Association (U.S.A.)*	42,493,920	1.150
12.	Citigroup Nominees (Asing) Sdn Bhd *UBS AG*	38,869,895	1.052
13.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for J.P. Morgan Chase Bank, National Association (U.A.E.)*	34,332,910	0.929
14.	World Management Sdn Bhd	33,819,000	0.915
15.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for J.P. Morgan Chase Bank, National Association (U.K.)*	29,702,300	0.804
16.	Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	29,091,700	0.787
17.	Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (Par 1)*	28,986,700	0.784
18.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for J.P. Morgan Bank Luxembourg S.A.*	28,840,100	0.780
19.	Citigroup Nominees (Asing) Sdn Bhd *Royal Bank of Scotland as Depository for First State Asia Pacific Leader Fund (CB LDN)*	28,176,500	0.762

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (CONT'D)
(without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
20. Citigroup Nominees (Asing) Sdn Bhd *Exempt An for American International Assurance Company Limited*	25,029,000	0.677
21. World Management Sdn Bhd	24,474,000	0.662
22. HSBC Nominees (Asing) Sdn Bhd *Exempt An for The Hongkong and Shanghai Banking Corporation Limited (HBFS-I CLT ACCT)*	23,703,500	0.641
23. Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	22,876,600	0.619
24. HSBC Nominees (Asing) Sdn Bhd *BBH and Co Boston for GMO Emerging Markets Fund*	22,328,500	0.604
25. Citigroup Nominees (Tempatan) Sdn Bhd *Exempt An for Prudential Assurance Malaysia Berhad*	20,766,000	0.562
26. Citigroup Nominees (Asing) Sdn Bhd *CB Lux for Vontobel Fund (Far East Equity)*	20,300,000	0.549
27. HSBC Nominees (Asing) Sdn Bhd *Exempt An for J.P. Morgan Chase Bank, National Association (Netherlands)*	18,674,250	0.505
28. Citigroup Nominees (Asing) Sdn Bhd *UBS AG for Prism Partners QP LP*	17,234,440	0.466
29. CIMSEC Nominees (Tempatan) Sdn Bhd *CIMB Bank Berhad (ETP)*	16,674,300	0.451
30. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for JF Asean Fund*	16,000,000	0.433
Total	**2,334,326,335**	**63.149**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 3 May 2007

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Kien Huat Realty Sdn Berhad ("Kien Huat")	1,193,140,260	32.28	270,760,000^	7.32
Parkview Management Sdn Bhd	-	-	1,463,900,260*	39.60
Inforex Sdn Bhd	-	-	1,193,140,260+	32.28
Info-Text Sdn Bhd	-	-	1,193,140,260+	32.28
Dataline Sdn Bhd	-	-	1,193,140,260+	32.28
GT Realty Sdn Bhd	-	-	1,193,140,260+	32.28

Notes:

^ Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

* Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

\+ Deemed interested through Kien Huat.

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As at 3 May 2007

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	9,744,000	0.26360	-	-
Tun Mohammed Hanif bin Omar	1,000	0.00003	-	-
Tan Sri Mohd Amin bin Osman	985,000	0.02665	-	-
Tan Sri Gunn Chit Tuan	80,000	0.00216	-	-
Mr Quah Chek Tin	5,000	0.00014	-	-

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	1,660,000	0.0292	-	-
Tun Mohammed Hanif bin Omar	5,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	610,000	0.0107	-	-
Tan Sri Dr. Lin See Yan	250,000	0.0044	-	-
Mr Quah Chek Tin	5,000	0.0001	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	721,000	0.0958	-	-
Tan Sri Mohd Amin bin Osman	741,000	0.0985	-	-

Genting International P.L.C.

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	20,000	0.0003	-	-

AMERICAN DEPOSITORY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 21 million ordinary shares of RM0.50 each (105 million ordinary shares of RM0.10 each) representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of RM0.50 each of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2007, there were 105,000 ADR outstanding representing 525,000 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.

This page has been intentionally left blank.

GENTING BERHAD
(7916-A)

Form Of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 21 June 2007 at 4.15 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 21 June 2007 at 4.15 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors: Tan Sri Lim Kok Thay Mr Quah Chek Tin	 Resolution 4 Resolution 5				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965: Tan Sri Mohd Amin bin Osman Tan Sri Gunn Chit Tuan	 Resolution 6 Resolution 7				
To re-appoint Auditors	Resolution 8				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 9				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this _____________ day of _______________ 2007

No. of Shares held	CDS Account No.

____

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained earnings and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy- Back are set out in the Share Buy-Back Statement of the Company dated 30 May 2007 which is despatched together with the Company's 2006 Annual Report.

www.genting.com







THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused this Statement prior to its issuance, takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents in this Statement.

GENTING BERHAD

(7916-A)

(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Thirty-Ninth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 June 2007 at 4.15 p.m. together with the Form of Proxy are set out in the 2006 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Tuesday, 19 June 2007 at 4.15 p.m.
Date and time of Annual General Meeting	:	Thursday, 21 June 2007 at 4.15 p.m.

This Statement is dated 30 May 2007

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Genting
Bursa Malaysia		Bursa Malaysia Securities Berhad (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NA	:	Net assets or total assets less total liabiliities
Proposed Renewal	:	Proposed renewal of the authority to enable Genting to purchase Genting Shares for up to 10% of the issued and paid-up share capital of the Company
Genting Share(s)	:	Ordinary share(s) of RM0.10 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED RENEWAL CONTAINING :

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia)

Directors:	Registered Office:
Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)* **Tun Mohammed Hanif bin Omar** *(Deputy Chairman)* **Tan Sri Mohd Amin bin Osman** *(Executive Director)* **Dr. R. Thillainathan** *(Executive Director)* **Mr. Quah Chek Tin** *(Non-Independent Non-Executive Director)* **Tan Sri Gunn Chit Tuan** *(Independent Non-Executive Director)* **Dato' Paduka Nik Hashim bin Nik Yusoff** *(Independent Non-Executive Director)* **Tan Sri Dr. Lin See Yan** *(Independent Non-Executive Director)*	24th Floor, Wisma Genting Jalan Sultan Ismail 50250 Kuala Lumpur 30 May 2007

To: The Shareholders of Genting Berhad

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 24 April 2007, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company up to ten (10) per centum of the issued and paid-up share capital of Genting.

At an AGM held on 21 June 2006, your Board obtained shareholders' approval to undertake the share buy-back of up to ten (10) per centum of the issued and paid-up share capital of Genting through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Thirty-Ninth AGM unless a renewal of authority of share buy-back is obtained from shareholders.

In view of the authority expiring at the conclusion of the forthcoming AGM of Genting, which will be held on Thursday, 21 June 2007, a renewal of authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 June 2007 at 4.15 p.m.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders, a renewal of the authority to purchase up to a maximum of 369,651,000 ordinary shares of RM0.10 each in Genting representing approximately ten (10) per centum of the issued and paid-up share capital of the Company as at 3 May 2007 comprising 3,696,519,770 ordinary shares of RM0.10 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained earnings and/or share premium account(s) for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five (25) per centum public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained earnings and share premium accounts of the Company were RM4,041.5 million and RM1,125.5 million respectively, based on the audited financial statements as at 31 December 2006 and were RM4,666.5 million and RM1,126.7 million based on the management accounts as at 31 March 2007.

2.3 As at 3 May 2007, the public shareholding spread of the Company was approximately 60.09%. Assuming the share buy-back of ten (10) per centum of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will be reduced to 55.65%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained earnings or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Genting may only purchase its own shares at a price which is not more than fifteen (15) per centum above the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is :

(a) not less than the weighted average market price of Genting Shares for the five (5) market days immediately preceding the date of resale; or

(b) not less than 5% below the weighted average market price of Genting Shares for the five (5) market days immediately prior to the resale provided that:
   (i) the resale takes place no earlier than 30 days from the date of purchase; and
   (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Genting to be purchased and other relevant cost factors. The actual number of Genting Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained earnings and share premium accounts and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, amongst others, retained earnings, share premium accounts and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Genting Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Genting Shares purchased are subsequently cancelled, the EPS of Genting may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Genting Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Genting Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Genting shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Genting Shares. Any cancellation of the Genting Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Genting Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and its shareholders in implementing the Proposed Renewal.

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to 369,651,000 Genting Shares representing approximately ten (10) per centum of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Genting Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.10 each
Issued and paid-up share capital as at 3 May 2007	3,696,519,770
Implementation of Proposed Renewal	(369,651,000)
Reduced share capital	3,326,868,770

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Genting Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 3 May 2007, is as follows:

<------ No. of Genting Shares held ------>								
	<---Before the Proposed Renewal--->				<--After the Proposed Renewal-->			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kien Huat Realty Sdn Bhd ("Kien Huat")	1,193,140,260	32.28	270,760,000	7.32	1,193,140,260	35.86	270,760,000	8.14
Parkview Management Sdn Bhd	-	-	1,463,900,260	39.60	-	-	1,463,900,260	44.00
Inforex Sdn Bhd	-	-	1,193,140,260	32.28	-	-	1,193,140,260	35.86
Info-Text Sdn Bhd	-	-	1,193,140,260	32.28	-	-	1,193,140,260	35.86
Dataline Sdn Bhd	-	-	1,193,140,260	32.28	-	-	1,193,140,260	35.86

Notes:
^ *Deemed interested through its subsidiaries*
* *Deemed interested through Kien Huat and its subsidiaries*
\+ *Deemed interested through Kien Huat*

5.3 Directors' Shareholdings

The effect of the implementation of the Proposed Renewal on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 3 May 2007 is as follows:

<------ No. of Genting Shares held ------>								
	<-Before the Proposed Renewal->				<-After the Proposed Renewal->			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Kok Thay	9,744,000	0.26	-	-	9,744,000	0.29	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Mohd Amin bin Osman	985,000	0.03	-	-	985,000	0.03	-	-
Dr R. Thillainathan	-	-	-	-	-	-	-	-
Quah Chek Tin	5,000	#	-	-	5,000	#	-	-
Tan Sri Gunn Chit Tuan	80,000	#	-	-	80,000	#	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:
\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NA and any resultant increase is reflected in the income statement of the Group.

5.5 NA

If the purchased shares are kept as treasury shares, the NA per share would decrease, unless the cost per share of the treasury shares purchased is below the NA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NA per share of the Genting Group will decrease, unless the cost per share of the purchased shares is below the NA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NA per share of the Genting Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NA of the Genting Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.10 each.

For the financial year ended 31 December 2006, the Company has paid an interim dividend of 12.0 sen less Malaysian Income Tax per ordinary share of RM0.50 each [2.4 sen per ordinary share of RM0.10 each] and recommended a final dividend of 4.0 sen less Malaysian Income Tax per ordinary share of RM0.10 each (Adjusted for share split from 20.0 sen less Malaysian Income Tax per ordinary share of RM0.50 each) announced on 28 February 2007. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct and indirect shareholdings of Kien Huat in Genting as at 3 May 2007 is approximately 39.60% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten (10) per centum is carried out in full in a period of six (6) months and the shares purchased are cancelled, the percentage of shareholdings of Kien Huat in Genting would increase to approximately 44.0% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Kien Huat is unchanged.

Pursuant to the Code, a person who holds more than thirty three (33) per centum but less than fifty (50) per centum of the voting shares of a company and such person acquires in any period of six (6) months more than two (2) per centum of the voting shares of the Company, the person should undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person. As such, the share buy-back of approximately ten (10) per centum, if carried out in full in a period of six (6) months, would increase the shareholdings of Kien Huat together with persons acting in concert with it by more than two (2) per centum and Kien Huat together with persons acting in concert with it would therefore trigger a mandatory general offer pursuant to the Code.

As at the date hereof, the Company has yet to decide on the percentage of its own shares to be purchased under the Proposed Renewal. However, the Company will ensure that the requirement of a mandatory general offer will not be triggered by Kien Huat.

Save as disclosed above, none of the other existing substantial shareholders is expected to trigger the obligation to undertake a mandatory general offer under the Code as a result of the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Genting at the forthcoming AGM to be convened.

8. PURCHASE OF GENTING SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Genting Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Genting or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **GENTING BERHAD**

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

END